As filed with the Securities and Exchange Commission on March 9, 2007
Registration Number 333-140001
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXPRESS SCRIPTS, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	5912	43-1420563
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13900 Riverport Drive
Maryland Heights, Missouri 63043
(314) 770-1666
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Edward Stiften	Thomas M. Boudreau
Senior Vice President and Chief Financial Officer	Senior Vice President and General Counsel
Express Scripts, Inc.	Express Scripts, Inc.
13900 Riverport Drive	13900 Riverport Drive
Maryland Heights, Missouri 63043	Maryland Heights, Missouri 63043
(314) 770-1666	(314) 770-1666

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Lou R. Kling
Howard L. Ellin
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may be changed. Express Scripts, Inc. may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Offer to Exchange

Each Outstanding Share of Common Stock
of
CAREMARK Rx, INC.
for
$29.25 in Cash,
0.426 Shares of Express Scripts, Inc. Common Stock
(together with the associated preferred stock purchase rights)
and an additional $0.00481 in cash per day commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or (ii) if applicable, termination or expiration of any agreement with the Federal Trade Commission not to accept shares of Caremark common stock for exchange by
EXPRESS SCRIPTS, INC.

Express Scripts, Inc. is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying revised blue letter of transmittal, to exchange (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A)  Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or (ii) if applicable, termination or expiration of any agreement with the Federal Trade Commission (the “FTC”) not to accept shares of Caremark common stock for exchange in the offer, for each outstanding share of Caremark Rx, Inc. common stock you validly tender and do not properly withdraw before the expiration date described below. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer. In addition, you will receive cash instead of any fractional shares of Express Scripts common stock to which you may be entitled.

This prospectus/offer to exchange amends and supersedes information included in the prospectus/offer to exchange filed with the Securities and Exchange Commission on February 6, 2007.
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 17, 2007, OR THE “EXPIRATION DATE,” UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF OUR OFFER TO EXCHANGE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.
Express Scripts common stock trades on the NASDAQ Global Select Market under the symbol “ESRX.” Caremark common stock trades on the New York Stock Exchange under the symbol “CMX.”
FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “RISK FACTORS” BEGINNING ON PAGE 17.
Express Scripts’ obligation to accept for exchange, and to exchange, shares of Caremark common stock for a combination of shares of Express Scripts common stock and cash is subject to a number of conditions which are described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” beginning on page 52.
Express Scripts has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Express Scripts.
EXPRESS SCRIPTS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY TO EXPRESS SCRIPTS. As described in this prospectus/offer to exchange, Express Scripts is soliciting proxies pursuant to a proxy statement filed with the Securities and Exchange Commission on January 24, 2007 and a proxy supplement dated March 9, 2007 and intends to solicit proxies through separate proxy solicitation material in connection with matters which are related to the exchange offer contained within this prospectus/offer to exchange. Any such proxy solicitation is being or will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.
The dealer managers for the offer are:

Citigroup Global Markets Inc. Toll Free: (800) 956-2133 Collect: (212) 816-2161	Credit Suisse Securities (USA) LLC Toll Free: (866) 354-1193

The date of this prospectus/offer to exchange is March 9, 2007

i

Page

Cash Instead of Fractional Shares of Express Scripts Common Stock	39
Procedure for Tendering	40
Withdrawal Rights	43
Ownership of Express Scripts After the Offer	43
Material Federal Income Tax Consequences	44
Purpose and Structure of the Offer	47
Statutory Requirements; Approval of the Second-Step Merger	48
Short-Form Merger	48
Appraisal/Dissenters’ Rights	48
Plans for Caremark	49
Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations	51
Conditions of the Offer	52
Dividends and Distributions	57
Source and Amount of Funds	58
Certain Legal Matters; Regulatory Approvals	62
Certain Relationships with Caremark and Interests of Express Scripts in the Offer	67
Fees and Expenses	68
Accounting Treatment	69
DESCRIPTION OF EXPRESS SCRIPTS CAPITAL STOCK	69
COMPARISON OF STOCKHOLDERS’ RIGHTS	71
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	80
FORWARD-LOOKING STATEMENTS	92
LEGAL MATTERS	93
EXPERTS	93
SOLICITATION OF PROXIES	94
ADDITIONAL NOTE REGARDING THE OFFER	94
WHERE YOU CAN FIND MORE INFORMATION	94
NOTE ON CAREMARK INFORMATION	96
EX-12.1: CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
EX-23.1: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-99.6: FORM OF REVISED LETTER OF TRANSMITTAL
EX-99.7: FORM OF REVISED NOTICE OF GUARANTEED DELIVERY
EX-99.8: FORM OF REVISED LETTER TO BROKERS, DEALERS.
EX-99.9: FORM OF REVISED LETTER TO CLIENTS
EX-99.10: FORM OF REVISED GUIDELINES FOR CERTIFICATION OF TAX IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT EXPRESS SCRIPTS AND CAREMARK FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE “SEC,” THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE.

THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT http://www.sec.gov, AS WELL AS FROM OTHER SOURCES. PLEASE SEE THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM EXPRESS SCRIPTS, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO EXPRESS SCRIPTS’ INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN APRIL 10, 2007, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE OFFER, WHICHEVER IS LATER.

This offer does not constitute a solicitation of proxies for any meeting of stockholders of Caremark. Any solicitation of proxies which Express Scripts might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” For instance, Express Scripts is soliciting proxies from Caremark stockholders against the approval of the merger agreement between Caremark and CVS (as amended) pursuant to a proxy statement filed on January 24, 2007 and intends to solicit proxies from Caremark stockholders in favor of a slate of director nominees submitted by Express Scripts. Each stockholder is urged to read any proxy statement regarding the business to be conducted at the applicable meeting, if and when it becomes available, because it will contain important information. Any such proxy statement will be filed with the SEC. Caremark stockholders will be able to obtain a free copy of any proxy statement, as well as other filings containing information about the parties (including information regarding the participants in any proxy solicitation (which may include Express Scripts’ officers and directors and other persons) and a description of their direct and indirect interests, by security holdings or otherwise), at the SEC’s web site at http://www.sec.gov. Each such proxy statement (when available) and these other documents may also be obtained for free from Express Scripts’ web site at http://www.express-scripts.com.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Below are some of the questions that you as a holder of shares of Caremark Rx, Inc., or “Caremark,” common stock may have regarding the exchange offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Caremark common stock, and Express Scripts, Inc., or “Express Scripts” or “we,” urges you to read carefully the remainder of this prospectus/offer to exchange and the revised blue letter of transmittal.

Who is offering to buy my shares of Caremark common stock?

The offer is made by Express Scripts, Inc., a Delaware corporation. Express Scripts is one of the largest pharmacy benefit managers in North America and it provides a full range of pharmacy benefit management services, including retail drug card programs, home delivery pharmacy services, specialty services, drug formulary management programs and other clinical management programs for thousands of client groups that include health maintenance organizations, health insurers, third party administrators, employers, union-sponsored benefit plans and government health programs.

What are the classes and amounts of Caremark securities Express Scripts is offering to exchange in the offer?

We are seeking to acquire all issued and outstanding shares of common stock, par value $0.001 per share, of Caremark.

How has the offer changed?

Express Scripts has amended the offer to increase the per share cash payment to be paid to Caremark stockholders in the amount of an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange pursuant to the offer and will be paid at the same time as the other consideration in the offer. Additionally, Express Scripts has extended the expiration date of the offer to 12:00 midnight on Tuesday, April 17, 2007 and has modified the conditions to the offer to clarify that Express Scripts will have the right to terminate the offer immediately if the Caremark/CVS merger agreement is adopted by Caremark stockholders or if a business combination between Caremark and CVS is consummated.

If I have already tendered my shares of Caremark common stock, do I need to do anything to tender into the revised offer? What happens if Express Scripts increases the consideration to be paid in this offer again?

If you have already tendered your shares of Caremark common stock, you do not need to do anything to tender into the revised offer. Shares of Caremark common stock validly tendered and not properly withdrawn prior to the date of this prospectus/offer to exchange will automatically be considered to have been tendered pursuant to the revised terms of the offer set forth in this prospectus/offer to exchange. All Caremark stockholders will receive the highest consideration received by stockholders whose shares are tendered and accepted for exchange in the offer. Therefore, if you have already tendered your shares, including if you did so with the original green letter of transmittal, you do not have to take any action to be entitled to receive the offer consideration described in this prospectus/offer to exchange if your shares are accepted for exchange and exchanged pursuant to the offer.

What will I receive for my shares of Caremark common stock?

Express Scripts is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying revised blue letter of transmittal, to exchange (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, for each outstanding share of Caremark common stock you validly tender and do not properly withdraw before the expiration date. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer. Because no fractional shares of Express Scripts common stock will be issued, to the extent that you would be entitled to receive fractional shares, you will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of Express Scripts common stock on the expiration date.

Solely for purposes of illustration, the following table sets forth the implied value of each share of Caremark common stock in the offer at different, assumed market prices of Express Scripts common stock and different exchange dates:

	Assumed
	Value of
Assumed	0.426	Cash
Market Price	Shares of	Consideration	Implied Value per Share of Caremark
of Express	Express	per Share of	Common Stock in the Offer
Scripts	Scripts	Caremark	April 30,	June 30,	August 31,
Common	Common	Common	2007	2007	2007
Stock	Stock	Stock	exchange	exchange	exchange

$55	$23.43	$29.25	$52.82	$53.12	$53.42
$60	$25.56	$29.25	$54.95	$55.25	$55.55
$65	$27.69	$29.25	$57.08	$57.38	$57.68
$70	$29.82	$29.25	$59.21	$59.51	$59.81
$75	$31.95	$29.25	$61.34	$61.64	$61.94
$80	$34.08	$29.25	$63.47	$63.77	$64.07
$85	$36.21	$29.25	$65.60	$65.90	$66.20

The market prices of Express Scripts common stock used in the above table are for purposes of illustration only. The price of Express Scripts common stock fluctuates and may be higher or lower than in these examples at the time shares of Caremark common stock are exchanged pursuant to this offer. On March 8, 2007, the closing price of a share of Express Scripts common stock was $76.00. Stockholders are encouraged to obtain current market quotations for shares of Caremark and Express Scripts common stock prior to making any decision with respect to the offer.

Please also see the section of this prospectus/offer to exchange entitled “Risk Factors” for, among other things, the effect of fluctuations in the market price of Express Scripts common stock.

Will I have to pay any fee or commission to exchange shares of Caremark common stock?

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Why is Express Scripts making this offer?

We believe that the combination of Express Scripts’ and Caremark’s businesses will create superior value for both Express Scripts’ and Caremark’s current stockholders, as well as for plan sponsors and patients. In addition, by tendering your shares in our offer, you will also be demonstrating that you recognize the superior value of our offer over CVS Corporation’s proposed acquisition of Caremark at little or no premium pursuant to its November 1, 2006 merger agreement with Caremark (which Caremark and CVS amended on January 16, 2007 pursuant to a Waiver Agreement that was subsequently amended on February 12, 2007 and March 8, 2007), which we refer to as the

v

“Caremark/CVS merger agreement.” Please see the section of this prospectus/offer to exchange entitled “Background and Reasons for the Offer — Reasons for the Offer.”

The purpose of our offer is for Express Scripts to acquire control of, and ultimately the entire equity interest in, Caremark. Our offer is the first step in our plan to acquire all the outstanding shares of Caremark common stock. We intend to, promptly after completion of the offer, seek to consummate a merger of Caremark into a wholly-owned subsidiary of Express Scripts. Under certain circumstances described in the section of this prospectus/offer to exchange entitled “The Exchange Offer,” Express Scripts may reverse the direction of the second-step merger and elect to consummate a merger of one of our wholly-owned subsidiaries with and into Caremark, followed by merger of Caremark into Express Scripts or a wholly-owned limited liability company subsidiary of Express Scripts (we sometimes refer to this merger in this prospectus/offer to exchange as the “second-step merger”). The purpose of this second-step merger is for Express Scripts to acquire all outstanding shares of Caremark common stock that were not acquired in the offer. In this second-step merger, each remaining share of Caremark common stock (other than shares held in treasury by Caremark or shares already owned by Express Scripts (or their respective wholly-owned subsidiaries) and other than shares held by Caremark stockholders who properly exercise applicable dissenter’s rights under Delaware law, if available) will be converted into the right to receive the same number of shares of Express Scripts common stock and the same amount of cash as are received by Caremark stockholders pursuant to the offer. After this second-step merger, former Caremark stockholders will no longer have any ownership interest in Caremark and will become stockholders of Express Scripts. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Plans for Caremark.”

Why is Express Scripts’ offer better than the proposed transaction between Caremark and CVS?

Our offer represents a far superior proposal to the proposed transaction between Caremark and CVS. The advantages of an Express Scripts-Caremark combination are compelling, and we believe a combination of our two companies creates superior value for our respective stockholders, plan sponsors and patients. Since the announcement of our proposal on December 18, 2006, Caremark stockholders and the marketplace have expressed their strong support for our offer, which clearly provides Caremark stockholders with superior value to the proposed transaction between Caremark and CVS.

In particular, we believe that our combined cash and stock offer is far superior to the proposed CVS merger because, among other reasons:

•	it provides a significant premium to Caremark stockholders based upon the closing prices of Caremark’s and our common stock on October 31, 2006 and December 15, 2006 (which were the last trading days prior to the announcement of the proposed CVS merger and our offer, respectively), whereas the holders of Caremark common stock would receive little or no premium under the proposed CVS merger. Express Scripts’ offer represented a 15% premium over the all-stock purchase price to be received by Caremark stockholders pursuant to the Caremark/CVS merger agreement based on the closing price of CVS common stock and our common stock on October 31, 2006 and December 15, 2006;

•	the cash consideration included as part of the offer consideration provides you an opportunity to achieve liquidity on a significant portion of your investment in shares of Caremark common stock, while the stock consideration allows you the ability to participate in the combined company’s substantial upside potential; and

•	Express Scripts has completed five significant successful acquisitions since 1998 and has a proven track record of integrating and optimizing the performance of our acquired businesses and creating additional value for our stockholders. We expect that the combined company will generate substantial free cash flow, which will enable it to consistently and rapidly reduce acquisition-related debt, return to historical leverage levels and continue to invest in the company. We are confident that we can successfully integrate Caremark and Express Scripts in a way that would quickly maximize the benefits for our respective stockholders, plan sponsors and patients. We note that based on our past experience, each time we have acquired another PBM, the number of customers in the ensuing combined company increased beyond the aggregate number of customers of the two organizations prior to the respective acquisition.

Have you discussed this exchange offer with the board of Caremark?

No, we have not, and Caremark’s board of directors announced on January 7, 2007 that it could not, under the terms and conditions of the Caremark/CVS merger agreement, discuss our December 18, 2006 proposal to it with us based upon the board’s determination that our proposal would not constitute, and is not reasonably likely to lead to, a “superior proposal” within the meaning of the Caremark/CVS merger agreement. Additionally, Caremark disclosed in a Form 8-K on January 8, 2007 that its board of directors “cannot envision any scenario where it would be willing to trigger the imposition of a $675 million break up fee [under the Caremark/CVS merger agreement] without having a competing party obligated to fund that payment.” Because Caremark’s board has determined that it will not speak to us, we have made this exchange offer without discussing it with Caremark. On January 24, 2007, Caremark filed a Solicitation/Recommendation Statement on Schedule 14D-9 reporting that Caremark’s board had met on January 24, 2007 and determined to unanimously recommend that Caremark stockholders reject our exchange offer and not tender their shares of Caremark common stock to us. We have repeatedly requested that the Caremark board meet with us. See the section of this prospectus/offer to exchange entitled “Background and Reasons for the Offer. ”

Will I be taxed on the Express Scripts common stock and cash I receive?

The offer and the second-step merger are intended to qualify as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the “Internal Revenue Code,” provided that certain factual assumptions are correct and certain other conditions are satisfied. If the integrated transaction does not qualify as a reorganization, your exchange of shares of Caremark common stock for the Express Scripts common stock portion of the consideration in the offer or the second-step merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the cash consideration you receive (including any cash received as additional cash accruing on a daily basis as provided herein) will be taxed to you as either a capital gain or a dividend in an amount equal to the lesser of (i) the excess of the fair market value of the consideration you receive in the transaction over your basis in your shares or (ii) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the consideration you receive will be taxed to you as either a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the fair market value of the consideration you receive. For more information, please see the section of this prospectus/offer to exchange under the caption “The Exchange Offer — Material Federal Income Tax Consequences.”

Express Scripts urges you to contact your own tax advisor to determine the particular tax consequences to you as a result of the offer and/or the second-step merger.

Will you increase the consideration being offered in the offer?

Express Scripts is under no obligation to increase the amount of consideration it is offering for shares of Caremark common stock and does not currently intend to do so. In the event that Express Scripts were to choose to increase the consideration, Express Scripts would extend the offer, if required, in compliance with applicable U.S. securities laws. If Express Scripts increases the consideration, all Caremark stockholders will receive the highest consideration received by stockholders whose shares are tendered and accepted for exchange in the offer.

What are the conditions of the offer?

Our offer is conditioned upon, among other things, the following:

•	Caremark stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at least that number of shares of Caremark common stock that, when added to the shares of Caremark common stock then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the then outstanding shares of Caremark common stock on a fully-diluted basis.

•	The Caremark/CVS merger agreement shall have been validly terminated on terms reasonably satisfactory to Express Scripts, and Express Scripts reasonably believing that Caremark could not have any liability, and

CVS not having asserted any claim of liability or breach against Caremark, in connection with the Caremark/CVS merger agreement other than with respect to the possible payment of the termination fee required thereby.

•	The board of directors of Caremark shall have approved the offer and the second-step merger described herein or any other business combination satisfactory to Express Scripts between Caremark and Express Scripts (and/or any of Express Scripts’ subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware, or the “DGCL,” or Express Scripts shall be satisfied that Section 203 does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination.

•	Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, shall have expired or shall have been terminated prior to the expiration of the offer and certain other governmental approvals and clearances, as set forth in the section entitled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals,” shall have been obtained.

•	The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, or the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission, or “SEC,” and Express Scripts shall have received all necessary state securities law or “blue sky” authorizations.

•	The stockholders of Express Scripts shall have approved the issuance of shares of Express Scripts common stock pursuant to the offer and the second-step merger as required under the rules of the NASDAQ Global Select Market, and such shares shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

•	Express Scripts shall have received proceeds under the facilities contemplated by its commitments from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc. that, together with Express Scripts’ cash on hand, are sufficient to permit Express Scripts to complete the transactions contemplated by the offer and shall have remaining commitments sufficient to fund the second-step merger and to pay fees, expenses and other related amounts.

•	Express Scripts shall have completed to its satisfaction confirmatory due diligence of Caremark’s non-public information on Caremark’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Caremark’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the offer.

Additionally, the offer is conditioned on the Caremark/CVS merger agreement not being adopted by Caremark stockholders and there shall have been no business combination consummated between Caremark and CVS. The offer is also subject to a number of additional conditions referred to below in the section entitled “The Exchange Offer — Conditions of the Offer.”

How long will it take to complete your proposed transaction?

We believe that we will be able to complete our offer no later than the third quarter of 2007. However, our ability to consummate the offer could be adversely affected if Caremark’s board continues to not support, or actively opposes, our offer. We believe that Caremark’s board has a fiduciary duty to recommend our offer to stockholders and to facilitate its consummation.

What actions do you propose to take with respect to the proposed CVS merger?

Express Scripts filed a definitive proxy statement on January 24, 2007 to solicit proxies from Caremark stockholders (and has commenced distribution of proxy materials and proxy cards to Caremark stockholders) to vote against the adoption of the Caremark/CVS merger agreement and against the approval of the merger contemplated by that agreement.

This offer does not constitute a solicitation of proxies in connection with such matter and such solicitation is being made only pursuant to separate proxy materials (including the above-referenced proxy statement) complying with the requirements of the rules and regulations of the SEC.

Do you intend to replace Caremark’s board of directors?

In addition to soliciting proxies against the proposed CVS merger, Express Scripts submitted a notice letter to Caremark on January 8, 2007, nominating four persons to be considered for election to the board of directors of Caremark at Caremark’s 2007 annual meeting of stockholders, which Express Scripts expects, based on Caremark’s practice, to be held in May 2007. We are proposing to nominate and elect these individuals to the Caremark board in order to facilitate the consideration and approval by the Caremark board of our offer which we believe is clearly in the best interests of Caremark stockholders. Caremark’s board of directors currently consists of eleven directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. As a result, if Express Scripts’ nominees are elected to Caremark’s board of directors, they will still not constitute a majority of Caremark’s board of directors, absent the resignation or removal for cause of Caremark’s other directors. If necessary, Express Scripts intends to nominate additional persons to be considered for election to Caremark’s board of directors at Caremark’s 2008 annual meeting of stockholders and to ultimately replace a majority of the directors of Caremark with its own nominees. According to Caremark’s public filings, in the event that the proposed CVS merger is approved by Caremark stockholders prior to the 2007 annual meeting of stockholders, no annual meeting will be held in 2007. However, we are confident that stockholders will reject the proposed CVS merger and, consequently, there will be a 2007 annual meeting of Caremark stockholders.

Express Scripts intends to solicit proxies from Caremark stockholders (and, when permitted, to distribute definitive proxy materials and proxy cards to Caremark stockholders) to vote in favor of the election of such nominees at Caremark’s 2007 annual meeting of stockholders. This offer does not constitute a solicitation of proxies in connection with such matter. Any such solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Do I need to grant proxies to Express Scripts in connection with these proxy solicitations if I wish to accept the offer? Do I have to vote against the proposed CVS merger?

No. Your ability to tender your shares of Caremark common stock in the offer is not conditioned on Caremark stockholders granting proxies to Express Scripts in connection with the proxy solicitations discussed above. However, a tendering stockholder will irrevocably appoint designees of Express Scripts as such stockholder’s agents, attorneys-in-fact and proxies, effective as of and only to the extent that Express Scripts accepts such tendered shares for exchange.

You may validly tender your shares of Caremark common stock in the offer, regardless of whether or how you vote on the proposed CVS merger. However, assuming a quorum is present at the special meeting, a sufficient number of Caremark stockholders MUST either vote “AGAINST” the proposed CVS merger or abstain from voting in order to ensure that the proposed CVS merger will not be approved. This will guarantee that the proposed CVS merger will not go forward, which is one of the conditions to the offer. We do not intend to waive this condition.

Similarly, stockholders would not be required to vote for our nominees to Caremark’s board in order to accept our offer. However, as of the date of this prospectus/offer to exchange, Caremark’s board of directors has not been willing to meet or negotiate with us and there is no guaranty that its position will change in the future unless the current members of Caremark’s board of directors are replaced.

Do I have to vote to approve the offer or the second-step merger?

No. Your vote is not required. You simply need to tender your shares if you choose to do so. However, the offer can only be completed if Express Scripts (or a wholly-owned subsidiary of Express Scripts) acquires a majority of the outstanding shares on a fully-diluted basis in the offer or otherwise.

If we accept shares for exchange but do not acquire at least 90% of the outstanding common stock of Caremark in the offer or otherwise, then both board approval and Caremark stockholder approval will be required to effect the second-step merger. If this is the case, Caremark stockholders will receive proxy materials at the appropriate time. If

Express Scripts owned more than a majority of Caremark common stock at such time, it would have the voting power to approve the second-step merger without the vote of any other stockholder. We are not asking for your vote at this time.

However, if Express Scripts owns 90% or more of the outstanding common stock of Caremark after the offer is completed, under Delaware law the approval and adoption of the second-step merger can be accomplished without the consent of any stockholder (other than Express Scripts) and without the approval of Caremark’s board of directors.

Is Express Scripts’ financial condition relevant to my decision to tender shares of Caremark common stock in the offer?

Yes. Express Scripts’ financial condition is relevant to your decision to tender your shares of Caremark common stock because part of the consideration you will receive if your shares of Caremark common stock are exchanged in the offer will consist of shares of Express Scripts common stock. You should therefore consider Express Scripts’ financial condition before you decide to become one of Express Scripts’ stockholders through the offer. You also should consider the likely effect that Express Scripts’ acquisition of Caremark will have on Express Scripts’ financial condition. This prospectus/offer to exchange contains financial information regarding Express Scripts and Caremark, as well as pro forma financial information (which does not reflect any of our expected synergies) for the proposed combination of Express Scripts and Caremark, all of which we encourage you to review.

In addition, Express Scripts’ financial condition is relevant because the offer is contingent upon Express Scripts having received proceeds under the financing commitments described in this prospectus/offer to exchange. For additional details on the proposed financing, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Source and Amount of Funds.”

Does Express Scripts have the financial resources to complete the offer and the second-step merger?

Yes. Express Scripts has received a commitment letter from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc. to provide, subject to certain conditions, senior bank financing of up to $15.0 billion under a proposed new credit facility, of which a maximum of $12.55 billion will be available for financing the cash portion of the consideration to be paid for each share of Caremark common stock, as well as for other payments made in connection with the offer. The offer is contingent on Express Scripts having received proceeds from the commitments that, together with Express Scripts’ cash on hand, are sufficient to complete the offer and having remaining commitments sufficient to fund the second-step merger and to pay fees, expenses and other related amounts. For additional details on the proposed financing, including the conditions thereto, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Source and Amount of Funds.”

What percentage of Express Scripts common stock will former holders of Caremark common stock own after the offer?

Express Scripts estimates that if all shares of Caremark common stock are exchanged pursuant to the offer and the second-step merger, former Caremark stockholders would own, in the aggregate, approximately 57% of the outstanding shares of Express Scripts common stock, representing approximately 57% of the aggregate voting power of all Express Scripts common stock. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Ownership of Express Scripts After the Offer.”

When does your offer expire? Can the offer be extended and, if so, under what circumstances?

The offer has been amended and is now scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 17, 2007, which is the expiration date, unless further extended by Express Scripts. For more information, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Extension, Termination and Amendment.”

x

Express Scripts may, in its sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in “The Exchange Offer — Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer. Express Scripts may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period would not be an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after Express Scripts has accepted for exchange all shares tendered during the offer, during which stockholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

Our offer is conditioned upon, among other things, the approval by our stockholders of the issuance of Express Scripts common stock in our offer and the second-step merger and the expiration or termination of any applicable waiting period under the HSR Act. Additionally, we have not commenced the process of obtaining the approval of our stockholders by filing a preliminary proxy statement with the SEC, and therefore we do not expect to be in a position to obtain the requisite approval of our stockholders prior to the current expiration date of the offer. Accordingly, we currently intend to extend the expiration date of our offer beyond April 17, 2007. However, any decision to extend the offer, including for how long, will be made at such time. The expiration date may also be subject to multiple extensions. Any decision to extend the offer will be made public by an announcement regarding such extension as described under “The Exchange Offer — Extension, Termination and Amendment.”

How do I tender my shares?

To tender shares into the offer, you must deliver the certificates representing your shares, together with a completed revised blue letter of transmittal and any other documents required by the revised blue letter of transmittal, to National City Bank, the exchange agent for the offer, not later than the time the offer expires. The revised blue letter of transmittal is enclosed with this prospectus/offer to exchange. If your shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company.

If you are unable to deliver any required document or instrument to the exchange agent by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the exchange agent by using the enclosed revised pink notice of guaranteed delivery. For the tender to be valid, however, the exchange agent must receive the missing items within three New York Stock Exchange, Inc. trading days after the date of execution of such revised pink notice of guaranteed delivery. If you cannot deliver all necessary documents to the exchange agent in time, you may be able to complete and deliver to the exchange agent, in lieu of the missing documents, the enclosed revised pink notice of guaranteed delivery, provided you are able to comply fully with its terms. In all cases, an exchange of tendered shares will be made only after timely receipt by the exchange agent of certificates for such shares (or a confirmation of a book-entry transfer of such shares) and a properly completed and duly executed revised blue letter of transmittal and any other required documents for such shares.

Tendering stockholders may continue to use the original green letter of transmittal and the original yellow notice of guaranteed delivery previously circulated with the prospectus/offer to exchange dated January 16, 2007, or they may use the revised blue letter of transmittal and the revised pink notice of guaranteed delivery circulated with this prospectus/offer to exchange. Stockholders using the original green letter of transmittal to tender their shares will nevertheless be deemed to be tendering pursuant to the terms and conditions contained in this prospectus/offer to exchange and the enclosed revised blue letter of transmittal and will receive (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, for each outstanding share of Caremark common stock validly tendered and not properly withdrawn before the expiration date if shares are accepted for exchange and exchanged by Express Scripts pursuant to this prospectus/offer to exchange. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer.

For a complete discussion on the procedures for tendering your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering.”

Until what time can I withdraw tendered shares?

You may withdraw previously tendered shares at any time prior to the expiration of the offer, and, unless Express Scripts has accepted the shares for exchange pursuant to the offer, you may also withdraw any tendered shares at any time. Shares of Caremark common stock tendered during the subsequent offering period, if any, may not be withdrawn. For a complete discussion on the procedures for withdrawing your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the exchange agent while you still have the right to withdraw. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. For a complete discussion on the procedures for withdrawing your shares, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

When and how will I receive the offer consideration in exchange for my tendered shares?

Express Scripts will exchange all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the terms thereof and the satisfaction or waiver of the conditions to the offer, as set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer.” Express Scripts will deliver the consideration for your validly tendered and not properly withdrawn shares of Caremark common stock by depositing the cash and stock consideration therefore with the exchange agent, which will act as your agent for the purpose of receiving the offer consideration from Express Scripts and transmitting such consideration to you. In all cases, an exchange of tendered shares of Caremark common stock will be made only after timely receipt by the exchange agent of certificates for such shares (or a confirmation of a book-entry transfer of such shares as described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering”) and a properly completed and duly executed original green letter of transmittal or revised blue letter of transmittal and any other required documents for such shares.

If a majority of shares are tendered and are accepted for exchange and exchanged, will Caremark continue as a public company?

If the second-step merger occurs, Caremark will become a wholly-owned subsidiary of Express Scripts and will no longer be publicly owned. Even if the second-step merger does not occur, if Express Scripts exchanges all shares of Caremark common stock which have been tendered, there may be so few remaining stockholders and publicly held shares that such shares will no longer be eligible to be traded through the New York Stock Exchange or any other securities market, there may not be a public trading market for such shares, and Caremark may cease making filings with the SEC or otherwise cease being required to comply with applicable law and SEC rules relating to publicly held companies. However, assuming the number of remaining shares of common stock is not less than 10% of the number of stockholders prior to our acceptance for exchange of shares of Caremark common stock and such shares are widely dispersed, we do not believe that the results described in the previous sentence are likely to occur. Please see the sections of this prospectus/offer to exchange entitled “The Exchange Offer — Plans for Caremark” and “The Exchange Offer — Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are dissenters’ rights available in either the offer or the second-step merger?

No dissenters’ or appraisal rights are available in connection with the offer. However, upon consummation of the second-step merger, Caremark stockholders who have not tendered their shares of Caremark common stock in the offer and who, if a stockholder vote is required, vote against approval of the second-step merger will have rights under Delaware law to dissent from the second-step merger and demand appraisal, and to receive payment in cash of the fair value, of their shares of Caremark common stock. Stockholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their shares of Caremark common stock, as determined by a Delaware court. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Appraisal/Dissenters’ Rights.”

What is the market value of my shares of Caremark common stock as of a recent date?

On December 15, 2006, the last full trading day before Express Scripts made its offer for Caremark public, the closing price of a share of Caremark common stock was $50.30. On March 8, 2007, the closing price of a share of Caremark common stock was $62.16 Caremark stockholders are encouraged to obtain a recent quotation for shares of Caremark common stock before deciding whether or not to tender such shares.

Why does the cover page to this prospectus/offer to exchange state that this offer is subject to change and that the registration statement filed with the SEC is not yet effective? Does this mean that the offer has not commenced?

No. Completion of this preliminary prospectus/offer to exchange and effectiveness of the registration statement are not necessary for the offer to commence. We cannot, however, accept for exchange any shares tendered in the offer or exchange any shares of Caremark common stock until the registration statement is declared effective by the SEC and the other conditions to our offer have been satisfied or waived.

Where can I find more information on Express Scripts and Caremark?

You can find more information about Express Scripts and Caremark from various sources described in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

Whom can I talk to if I have questions about the offer?

You can call the information agent or the dealer managers for the offer.

The information agent for the offer is:

105 Madison Avenue
New York, NY 10016
E-mail: expressscripts@mackenziepartners.com
Toll Free: (800) 322-2885
Collect: (212) 929-5500

The dealer managers for the offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Toll Free: (800) 956-2133 Collect: (212) 816-2161	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010 Toll Free: (866) 354-1193

SUMMARY OF THE OFFER

This summary highlights selected information from this prospectus/offer to exchange, and may not contain all of the information that is important to you. To better understand the offer to holders of shares of Caremark common stock, you should read this entire prospectus/offer to exchange carefully, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

The Companies (See page 23)

Express Scripts

Express Scripts is a Delaware corporation with principal executive offices at 13900 Riverport Drive, Maryland Heights, Missouri 63043. The telephone number of Express Scripts’ executive offices is (314) 770-1666. Express Scripts is one of the largest pharmacy benefit managers in North America and it provides a full range of pharmacy benefit management services, including retail drug card programs, home delivery pharmacy services, specialty services, drug formulary management programs and other clinical management programs for thousands of client groups that include HMOs, health insurers, third party administrators, employers, union-sponsored benefit plans and government health programs.

Caremark

Caremark is a Delaware corporation with principal executive offices at 211 Commerce Street, Suite 800, Nashville, Tennessee 37201. The telephone number of Caremark’s executive offices is (615) 743-6600. Caremark is a leading pharmaceutical services company in the United States. Caremark’s operations are conducted primarily through its subsidiaries, Caremark Inc. and CaremarkPCS (f/k/a AdvancePCS), and involve the design and administration of programs aimed at reducing the costs and improving the safety, effectiveness and convenience of prescription drug use. Caremark’s customers are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States. In addition, Caremark, through its SilverScript insurance subsidiary, is a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program.

The Offer (See page 35)

Express Scripts is offering to exchange each outstanding share of Caremark common stock that is validly tendered and not properly withdrawn prior to the expiration date for (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii), if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying revised blue letter of transmittal. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer. Express Scripts will not issue certificates representing fractional shares of Express Scripts common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Express Scripts common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of the Express Scripts common stock on the expiration date.

Reasons for the Offer (See page 31)

Express Scripts believes the offer will significantly benefit both Express Scripts and Caremark stockholders, plan sponsors and patients.

•	Highly Complementary Businesses: As a combined company, Express Scripts and Caremark will continue to offer the high-quality service that plan sponsors and patients have come to expect. The combined company will be a recognized leader in generic utilization and other drug cost management programs. It will benefit from the unique growth opportunities in the industry, as well as from broader and more comprehensive specialty management capabilities.

•	Scale Provides Efficiencies: Express Scripts believes the combined business of Express Scripts and Caremark can be operated more efficiently than either company on its own. We believe that net pre-tax operating synergies of approximately $500 million can be achieved from improved purchasing scale and operating efficiencies:

•	Express Scripts estimates that 70% – 80% of these net synergies will be derived from improved purchasing scale. Specifically, these savings will be derived from lower retail and home delivery drug costs, lower specialty pharmacy drug costs, and increased manufacturing discounts.

•	The remaining 20% – 30% of these net synergies are expected to be derived from improved operating efficiencies. These savings include eliminating duplicative facilities and/or functions resulting in lower direct processing costs and general support and administrative costs. We also expect the elimination of certain duplicative fees and expenses such as SEC reporting, auditing, and other public company costs that Caremark currently absorbs.

Information regarding the uncertainties associated with realizing these anticipated cost savings is described in the section of this prospectus/offer to exchange entitled “Risk Factors.”

•	Strong Financial Profile: The combined company will have a strong financial profile driven by consistent and increasing cash flow. Before synergies, the two companies generated 2006 EBITDA of approximately $2.8 billion. In addition, Express Scripts expects that the transaction will be neutral to GAAP earnings per share in the first full year following consummation, and significantly accretive thereafter. Excluding transaction-related amortization, the combination of Express Scripts and Caremark will be significantly accretive to earnings per share beginning the first full year following consummation.

Financing of the Offer (See page 58)

Express Scripts has received a commitment letter from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc. to provide, subject to certain conditions, senior bank financing of up to $15.0 billion under a proposed new credit facility, of which a maximum of $12.55 billion will be available for financing the cash portion of the consideration to be paid for each share of Caremark common stock, as well as for other payments made in connection with the offer. The offer is contingent on Express Scripts having received proceeds from the commitments that, together with Express Scripts’ cash on hand, are sufficient to complete the transactions contemplated by the offer and having remaining commitments sufficient to fund the second-step merger and to pay fees, expenses and other related amounts. For additional details on the proposed financing, including the conditions thereto, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Source and Amount of Funds.”

Ownership of the Combined Company After the Offer (See page 44)

Based on certain assumptions regarding the number of Caremark shares to be exchanged, Express Scripts estimates that if all shares of Caremark common stock are exchanged pursuant to the offer and the second-step merger, former Caremark stockholders would own, in the aggregate, approximately 57% of the outstanding shares of Express Scripts common stock, representing approximately 57% of the aggregate voting power of all Express Scripts common stock. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Ownership of Express Scripts After the Offer.”

Comparative Market Prices and Share Information (See page 14)

Express Scripts common stock is listed on the NASDAQ Global Select Market under the symbol “ESRX.” Caremark common stock is listed on the New York Stock Exchange under the symbol “CMX.” The following table shows the implied value of one share of Caremark common stock in the offer which was calculated by (i) multiplying the closing price for one share of Express Scripts common stock by the exchange ratio of 0.426, (ii) adding the cash consideration per share of $29.25, less any applicable withholding taxes and without interest and (iii) adding an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer.

	Assumed
	Value of
	0.426	Cash
	Shares of	Consideration	Implied Value per Share of Caremark
	Express	per Share of	Common Stock in the Offer
	Scripts	Caremark	April 30,	June 30,	August 31,
	Common	Common	2007	2007	2007
	Stock	Stock	exchange	exchange	exchange

December 15, 2006	$29.25	$29.25	$58.64	$58.94	$59.24
March 8, 2007	$32.38	$29.25	$61.77	$62.06	$62.36

Based on the Express Scripts closing price as of December 15, 2006 (and discounting the effect of any cash payments accruing on a daily basis as provided herein), the offer represented a 22% premium over $47.99, the average closing price of Caremark between the announcement of the proposed acquisition of Caremark by CVS on November 1, 2006 and December 15, 2006.

The value of the offer will change as the market prices of Express Scripts common stock and Caremark common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Express Scripts common stock. Please see the section of this prospectus/offer to exchange entitled “Risk Factors” for, among other things, the effect of fluctuations in the market price of Express Scripts common stock. Stockholders are encouraged to obtain current market quotations for shares of Caremark and Express Scripts common stock prior to making any decision with respect to the offer.

Interest of Executive Officers and Directors of Express Scripts in the Offer (See page 67)

Except as set forth in this prospectus/offer to exchange, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Caremark. We do not believe that the offer and the second-step merger will be deemed to be a change in control impacting grants under any of our long-term incentive or stock option plans, or a change in control under any employment agreement between Express Scripts and any of its employees. For the avoidance of doubt, each member of our senior management has waived and modified the terms of their grants under our current long-term incentive plan and the terms of their employment agreements such that the proposed transaction with Caremark would not constitute a change in control. As a result, no options or other equity grants held by such persons will vest as a result of the offer and the second-step merger. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Certain Relationships with Caremark and Interests of Express Scripts in the Offer.”

Appraisal/Dissenter’s Rights (See page 48)

No dissenters’ or appraisal rights are available in connection with the offer. However, upon consummation of the second-step merger, Caremark stockholders who have not tendered their shares of Caremark common stock in the offer and who, if a stockholder vote is required, vote against approval of the second-step merger will have certain rights under Delaware law to dissent from the second-step merger and demand appraisal, and to receive payment in cash for the fair value of their shares of Caremark common stock, together with a fair rate of interest.

Material Federal Income Tax Consequences (See page 44)

The offer and the second-step merger are intended to qualify as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, provided that certain factual assumptions are correct and certain other conditions are satisfied. If the integrated transaction does not qualify as a reorganization, your exchange of shares of Caremark common stock for the Express Scripts common stock portion of the consideration in the offer or the second-step merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the cash consideration you receive (including any cash received as additional cash accruing on a daily basis as provided herein) will be taxed to you as either a capital gain or a dividend in an amount equal to the lesser of (i) the excess of the fair market value of the consideration you receive in the transaction over your basis in your shares or (ii) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the consideration you receive will be taxed to you as either a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the fair market value of the consideration you receive. For more information, please see the section of this prospectus/offer to exchange under the caption “The Exchange Offer — Material Federal Income Tax Consequences.”

THIS DESCRIPTION DOES NOT ADDRESS ANY NON-U.S. TAX CONSEQUENCES, NOR DOES IT PERTAIN TO STATE OR OTHER TAX CONSEQUENCES. CONSEQUENTLY, EXPRESS SCRIPTS URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Accounting Treatment (See page 69)

Express Scripts will account for the acquisition of shares of Caremark common stock under the purchase method of accounting for business transactions. In determining the acquirer for accounting purposes, Express Scripts considered the factors required under the accounting principles generally accepted in the U.S., which is referred to as U.S. GAAP. Express Scripts will be considered the acquirer of Caremark for accounting purposes.

Regulatory Approval and Status (See page 62)

Antitrust Clearance

The offer and the second-step merger are subject to review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and state authorities pursuant to applicable and state antitrust laws. Under the HSR Act, the offer and the second-step merger may not be completed until certain information has been provided to the FTC and the Antitrust Division and a required waiting period has expired or has been terminated.

On January 3, 2007, Express Scripts filed the required notification and report form with respect to the offer and the second-step merger with the Antitrust Division and the FTC. On January 31, 2007, Express Scripts announced that it intended voluntarily to withdraw, and on February 2, 2007 it voluntarily withdrew, the required notification and report form with respect to the offer and second-step merger filed with the FTC and Antitrust Division. On February 6, 2007, Express Scripts re-filed the required notification and report form with the FTC and Antitrust Division. On March 8, 2007, prior to the expiration of the waiting period under the HSR Act, Express Scripts received a request for additional information, commonly referred to as a second request, from the FTC. The waiting period has now been extended until 12:00 midnight, New York City time, on the thirtieth day after Express Scripts has made a proper response to that request as specified by the HSR Act and the implementing rules. Thereafter, the waiting period can be extended only by court order or as agreed to by Express Scripts. We believe that we will be able to complete our offer no later than the third quarter of 2007.

Other Regulatory Approvals

As further described in the section of this prospectus/offer to exchange entitled “Risk Factors,” the businesses of Express Scripts and Caremark are subject to various federal, state and local laws and regulations, among other things, in relation to: health care laws and regulations and regulations applicable to licensing and operation of pharmacies and other health care professionals; Medicare, Medicaid and other government reimbursement programs; the Health Insurance Portability and Accountability Act, or “HIPAA”; the storage, advertisement, promotion, sale and distribution of controlled substances and other products. Certain of these laws and regulations may require filings or approvals in connection with the consummation of the offer and the second-step merger.

Insurance Regulatory Clearance

According to Caremark’s Annual Report on Form 10-K for the period ended December 31, 2006, Caremark owns SilverScript Insurance Company, an insurance company which is domiciled in Tennessee. Accordingly, before it can acquire indirect control of SilverScript through its acquisition of Caremark, Express Scripts will be required to obtain regulatory clearance from the Tennessee Insurance Commissioner. Express Scripts is in the process of seeking regulatory clearance from the Tennessee Department of Commerce and Insurance and does not expect any issues or delays in connection therewith.

Listing of Express Scripts Common Stock to be Issued Pursuant to the Offer and the Second-Step Merger (See page 51)

Express Scripts will submit the necessary applications to cause the shares of its common stock to be issued in the offer and the second-step merger to be approved for listing on the NASDAQ Global Select Market. Approval of this listing is a condition to the offer.

Conditions of the Offer (See page 52)

Our offer is conditioned upon, among other things, the following:

•	Caremark stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at least that number of shares of Caremark common stock that, when added to the shares of Caremark common stock then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the then outstanding shares of Caremark common stock on a fully-diluted basis.

•	The Caremark/CVS merger agreement shall have been validly terminated on terms reasonably satisfactory to Express Scripts, and Express Scripts reasonably believing that Caremark could not have any liability, and CVS not having asserted any claim of liability or breach against Caremark, in connection with the Caremark/CVS merger agreement other than with respect to the possible payment of the termination fee required thereby.

•	The board of directors of Caremark shall have approved the offer and the second-step merger described herein or any other business combination satisfactory to Express Scripts between Caremark and Express Scripts (and/or any of Express Scripts’ subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Express Scripts shall be satisfied that Section 203 does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination.

•	Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, shall have expired or shall have been terminated prior to the expiration of the offer.

•	The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Express Scripts shall have received all necessary state securities law or “blue sky” authorizations.

•	The stockholders of Express Scripts shall have approved the issuance of shares of Express Scripts common stock pursuant to the offer and the second-step merger as required under the rules of the NASDAQ Global Select Market, and such shares shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

•	Express Scripts shall have received proceeds under the facilities contemplated by its commitments from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc. that, together with Express Scripts’ cash on hand, are sufficient to permit Express Scripts to complete the transactions contemplated by the offer and shall have remaining commitments sufficient to fund the second-step merger and to pay fees, expenses and other related amounts.

•	Express Scripts shall have completed to its satisfaction confirmatory due diligence of Caremark’s non-public information on Caremark’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Caremark’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the offer.

•	Caremark stockholders shall have not adopted the Caremark/CVS merger agreement and there shall have been no business combination consummated between Caremark and CVS.

Comparison of Stockholders’ Rights (See page 71)

You will receive Express Scripts common stock as part of the offer consideration if you tender your shares of Caremark common stock in the offer. Although both companies are incorporated under Delaware law, there are a number of differences between the rights of a stockholder of Caremark and the rights of a stockholder of Express Scripts. Express Scripts urges you to review the discussion in the section of this prospectus/offer to exchange entitled “Comparison of Stockholders’ Rights.”

Expiration Date of the Offer (See page 36)

The offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 17, 2007, which is the expiration date, unless further extended by Express Scripts. For more information, you should read the discussion below under the caption “The Exchange Offer — Extension, Termination and Amendment.”

Extension, Termination and Amendment (See page 36)

To the extent legally permissible, Express Scripts also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of Caremark common stock in order to comply in whole or in part with applicable law;

•	to amend or terminate the offer without accepting for exchange, or exchanging, any shares of Caremark common stock if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” under the subheading “Other Conditions” has occurred; and

•	to amend the offer or waive any conditions;

in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

In addition, even if Express Scripts has accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange shares of Caremark common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer. We have not commenced the process of obtaining the approval of our stockholders by filing a preliminary proxy statement with the SEC, and therefore we do not expect to be in a position to obtain the requisite approval of our stockholders prior to the current expiration date of the offer. Accordingly, we currently intend to extend the expiration date of our offer beyond April 17, 2007. However, any decision to extend the offer, and if so, for how long, will be made at such time. The expiration date may also be subject to multiple extensions.

Procedure for Tendering Shares (See page 40)

The procedure for tendering shares of Caremark common stock varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form. Express Scripts urges you to read the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering” as well as the transmittal materials, including the revised blue letter of transmittal.

Withdrawal Rights (See page 43)

You can withdraw tendered shares at any time until the offer has expired and, if Express Scripts has not accepted your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange. If Express Scripts decides to provide a subsequent offering period, it will accept shares tendered during that period immediately, and you will not be able to withdraw shares tendered in the offer during any subsequent offering period. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

Exchange of Shares of Caremark Common Stock; Delivery of Shares of Express Scripts Common Stock and Cash (See page 38)

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Express Scripts will accept for exchange, and will exchange for cash and shares of Express Scripts common stock, all Caremark shares validly tendered and not properly withdrawn promptly after the expiration date. If Express Scripts elects to provide a subsequent offering period following the expiration of the offer, shares tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged for the offer consideration.

Risk Factors (See page 17)

The offer and the second-step merger are, and if the offer and the second-step merger are consummated, the combined company will be, subject to several risks which you should carefully consider prior to participating in the exchange offer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR EXPRESS SCRIPTS

The following table sets forth the selected historical consolidated financial and operating data for Express Scripts. The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from Express Scripts’ consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

You should read this selected consolidated financial and operating data in conjunction with Express Scripts’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Please see the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

	Year Ended December 31,
	2006	2005(1)	2004(2)	2003	2002(3)
	(In millions, except per share amounts)

Statement of Operations Data:
Revenues(4)	$17,660	$16,212	$15,115	$13,295	$12,271
Cost of Revenues(4)	16,163	15,013	14,171	12,428	11,447

Gross Profit	1,497	1,199	944	867	824
Selling, general and administrative	673	556	451	417	452

Operating Income	824	643	493	450	372
Other expense, net	(84)	(28)	(43)	(44)	(44)

Income before income taxes	740	615	450	406	328
Provision for income taxes	266	215	172	155	125

Income before cumulative effective of accounting change	474	400	278	251	203
Cumulative effective of accounting change, net of tax	—	—	—	(1)	—

Net income	$474	$400	$278	$250	$203

Net Earnings Per Share:(5)
Basic	$3.39	$2.72	$1.82	$1.60	$1.30
Diluted	$3.34	$2.68	$1.79	$1.58	$1.27
Balance Sheet Data:
Cash and cash equivalents	$131	$478	$166	$396	$191
Working capital	(657)	(137)	(371)	(66)	(150)
Total current assets	1,772	2,257	1,443	1,560	1,394
Non-current assets	3,336	3,236	2,157	1,849	1,813
Total assets	5,108	5,493	3,600	3,409	3,207
Short-term debt	180	110	22	—	3
Total current liabilities	2,429	2,394	1,814	1,626	1,544
Long-term debt	1,270	1,401	412	455	563
Total non-current liabilities	1,553	1,634	591	589	660
Stockholders’ equity	1,126	1,465	1,196	1,194	1,003

	Year Ended December 31,
	2006	2005(1)	2004(2)	2003	2002(3)
	(In millions, except per share amounts)

Selected Data:
Network pharmacy claims processed	390	437	399	379	355
Home delivery prescriptions filled	41	40	38	32	27
SAAS prescriptions filled	6	5	4	4	3
Cash flows provided by operating activities	$659	$793	$496	$458	$426
Cash flows used in investing activities	(101)	(1,369)	(397)	(43)	(549)
Cash flows (used in) provided by financing activities	(905)	887	(330)	(212)	136

(1)	Includes the acquisition of Priority Healthcare Corporation, Inc. effective October 14, 2005.

(2)	Includes the acquisition of CuraScript, Inc. effective January 30, 2004.

(3)	Includes the acquisition of Phoenix Marketing Group effective February 25, 2002, National Prescription Administrators and certain related entities effective April 12, 2002 and Managed Pharmacy Benefits, Inc. effective December 20, 2002.

(4)	Excludes estimated retail pharmacy copayments of $4.2 billion, $5.8 billion, $5.5 billion, $5.3 billion and $4.4 billion for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. These are amounts we instructed retail pharmacies to collect from members. We have no information regarding actual copayments collected.

(5)	Earnings per share has been restated to reflect the two-for-one stock split effective June 24, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR CAREMARK

The following table set forth the selected historical consolidated financial and operating data for Caremark. The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from Caremark’s consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

You should read this selected consolidated financial and operating data in conjunction with Caremark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 27, 2007, which reports full year 2006 results. Please see the section of this prospectus/offer to exchange entitled “Where You Can Find More Information.”

	Year Ended December 31,
	2006	2005	2004(3)	2003	2002(1)
	(In millions, except per share amounts)

Operations Data:
Net revenues(4)	$36,750	$32,991	$25,801	$9,067	$6,805
Income from continuing operations	1,074	932	600	291	829
Loss from discontinued operations	—	—	—	—	(38)
Net earnings	$1,074	$932	$600	$291	$791
Per Share Data:
Income from continuing operations
Basic	$2.50	$2.09	$1.46	$1.13	$3.50
Diluted	2.46	2.05	1.43	1.10	3.15
Net earnings
Basic	$2.50	$2.09	$1.46	$1.13	$3.34
Diluted	2.46	2.05	1.43	1.10	3.01
Per share cash dividends	$0.30	$—	$—	$—	$—
Balance Sheet Data:
Current assets	$4,122	$4,645	$4,220	$1,947	$1,226
Non-current assets	8,110	8,206	8,090	527	687
Total assets	12,232	12,851	12,310	2,474	1,913
Current liabilities	3,993	3,712	3,764	1,064	877
Long-term obligations (net of current portion)(2)	—	387	450	693	696
Total non-current liabilities	559	958	1,006	769	778
Total stockholders’ equity	7,680	8,181	7,540	641	258

(1)	The 2002 period includes amounts related to adjustments to the deferred income tax asset valuation allowance. This adjustment resulted in the recognition of: (i) a $520 million deferred tax benefit included in income from continuing operations and related statement of operations and per common share line items, (ii) a $615 million deferred tax asset included in total assets, and (iii) a direct increase to stockholders’ equity of approximately $70 million.

(2)	The December 31, 2005 long-term debt (net of current portion) reflects the classification of $387 million of 7.375% senior notes due 2006 as long-term debt due to Caremark’s intent and ability to refinance this amount on a long-term basis at the time of filing its Annual Report on Form 10-K. The amount classified as long-term debt (net of current portion) was limited to Caremark’s availability under its revolving credit facility, and the remaining $63 million of its 7.375% senior notes were classified as a current liability. Caremark ultimately did not refinance these notes and repaid them using cash on hand when they matured in October 2006. The December 31, 2004 long-term debt (net of current portion) amount excludes Caremark’s $147 million term loan which was repaid on February 18, 2005, and the repurchase of remaining senior notes of a recently acquired business at 104.25% of face value on April 1, 2005.

(3)	Caremark acquired AdvancePCS on March 24, 2004. The Statement of Operations data includes the results of operations of AdvancePCS beginning on March 24, 2004. The Statement of Operations, Per Common Share and Balance Sheet data were significantly impacted by the AdvancePCS acquisition.

(4)	Revenues for Caremark include retail copayments of $5.8 billion, $5.5 billion, $4.6 billion, $1.2 billion and $0.9 billion for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. Such copayments are excluded from revenues for Express Scripts in the periods presented.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma statements of operations data for the year ended December 31, 2006 reflect the acquisition of Caremark by Express Scripts as if it had occurred on the first day of the period presented. The following unaudited pro forma balance sheet data at December 31, 2006 reflect the acquisition of Caremark by Express Scripts as if it had occurred on that date. Such pro forma financial data is based on the historical financial statements of Express Scripts and Caremark and gives effect to the acquisition of Caremark by Express Scripts under the purchase method of accounting for business combinations. The adjustments and assumptions reflected in the pro forma financial information are discussed in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements,” including the assumptions relating to the allocation of the consideration paid for the assets and liabilities of Caremark based on preliminary estimates of their fair value. The following should be read in connection with the section of this prospectus/offer to exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” and other information included in or incorporated by reference into this document.

	Unaudited Pro Forma Combined
	December 31, 2006
	(In millions, except per share amounts)

Statement of Operations Data:
Net revenues	$48,610
Net income	848	(1)
Average number of common shares outstanding — basic	323
Average number of common shares outstanding — diluted	327
Earnings per common share:
Basic	$2.63
Diluted	2.59
Balance Sheet Data:
Cash and cash equivalents	804
Total current assets	5,763
Non-current assets	32,215
Total assets	37,978
Current liabilities	7,772
Long-term debt	13,258	(1)
Total non-current liabilities	15,218
Total stockholder’s equity	14,988
Per share cash dividends	—

(1)	As disclosed in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, the debt incurred and the related interest expense have been estimated based on Express Scripts paying Caremark Shareholders cash consideration of $29.69 per share, which includes the additional cash payment of $0.00481 per share per day, calculated for the period from April 1, 2007 (the date the calculation of the additional cash payment commences) through July 1, 2007 (the approximate midpoint between September 30, 2007, the end of the third quarter, and April 1, 2007). It is possible that the actual cash consideration paid to Caremark Shareholders could be more or less, depending on when the proposed transaction receives anti-trust clearance from the FTC or when the closing date of the transaction occurs.

HISTORICAL AND PRO FORMA PER SHARE DATA

The following unaudited pro forma combined per share information for the twelve months ended December 31, 2006 reflects the merger as if it had occurred on the first day of the period presented. Such pro forma financial data is based on the historical financial statements of Express Scripts and Caremark and gives effect to the acquisition of Caremark by Express Scripts under the purchase method of accounting for business combinations. The adjustments and assumptions reflected in the pro forma financial information are discussed in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.” The following should be read in connection with the section of this prospectus/offer to exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” and other information included in or incorporated by reference into this prospectus/offer to exchange.

The pro forma data is unaudited and for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will achieve after the consummation of the offer. This pro forma information is subject to risks and uncertainties, including those discussed in the section entitled “Risk Factors.”

As of and for the:
Twelve Months Ended
December 31,2006

Express Scripts Per Share Data:
Historical net earnings per common share — basic	$3.39
Pro forma net earnings per common share — basic	2.63
Historical net earnings per common share — diluted	3.34
Pro forma net earnings per common share — diluted	2.59
Historical cash dividends	—
Pro forma cash dividends(2)	—
Historical book value per common share — basic(3)	8.04
Pro forma book value per common share — basic(3)	46.40
Caremark Per Share Data:
Historical net earnings per common share — basic	$2.50
Equivalent pro forma net earnings per common share — basic(1)	1.12
Historical net earnings per common share — diluted	2.46
Equivalent pro forma net earnings per common share — diluted(1)	1.10
Historical cash dividends(4)	0.30
Equivalent pro forma cash dividends(2)	—
Historical book value per common share — basic(3)	17.89
Equivalent pro forma book value per common share — basic(1)	19.77

(1)	Pro forma amounts for Express Scripts multiplied by 0.426 (the ratio of exchange).

(2)	Express Scripts has never paid a cash dividend and the pro forma cash dividends per share are reflected as such.

(3)	Calculated as total stockholders’ equity divided by weighted average shares outstanding — basic.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Express Scripts common stock are listed on the NASDAQ Global Select Market under the symbol “ESRX,” and shares of Caremark common stock are listed on the New York Stock Exchange under the symbol “CMX.”

The following table sets forth the high and low sales prices per share of Express Scripts and Caremark common stock for the periods indicated, in each case as reported on the consolidated tape of the NASDAQ Global Select Market and the New York Stock Exchange, respectively, as well as cash dividends per share of common stock, as reported in Express Scripts’ and Caremark’s Annual Reports on Forms 10-K for the period ended December 31, 2006, and thereafter as reported in publicly available sources. The prices for Express Scripts common stock has been adjusted to reflect the two-for-one stock split effective June 24, 2005, in the form of a stock dividend of one share for each outstanding share of Express Scripts to holders of record of Express Scripts common stock on June 10, 2005.

	Express Scripts Common Stock			Caremark Common Stock
	Market Price			Market Price
	High	Low	Dividend	High	Low	Dividend

2005
First Quarter	$43.88	$36.54	—	$42.30	$37.00	—
Second Quarter	$52.50	$42.05	—	$46.83	$37.23	—
Third Quarter	$62.47	$45.04	—	$50.43	$41.02	—
Fourth Quarter	$90.80	$59.40	—	$53.90	$47.24	—
2006
First Quarter	$95.00	$82.15	—	$53.00	$48.14	—
Second Quarter	$88.88	$63.83	—	$50.66	$42.40	$0.10
Third Quarter	$84.97	$68.81	—	$59.89	$49.40	$0.10
Fourth Quarter	$77.80	$58.79	—	$58.08	$44.30	$0.10
2007
January 1, 2007 to March 8, 2007	$79.58	$64.64	—	$64.34	$54.92	—

The following table shows the implied value of one share of Caremark common stock, which was calculated by (a) multiplying the closing price for one share of Express Scripts common stock by the exchange ratio of 0.426, (b) adding the cash consideration per share of $29.25 and (c) adding an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, to be paid upon acceptance of shares of Caremark common stock for exchange pursuant to the offer. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer.

	Assumed Value	Cash
	of 0.426	Consideration	Implied Value per Share of Caremark
	Shares of	per Share of	Common Stock in the Offer
	Express Scripts	Caremark	April 30, 2007	June 30, 2007	August 31, 2007
	Common Stock	Common Stock	exchange	exchange	exchange

December 15, 2006	$29.25	$29.25	$58.64	$58.96	$59.24
March 8, 2007	$32.38	$29.25	$61.77	$62.06	$62.36

Based on the Express Scripts closing price as of December 15, 2006 (and discounting the effect of any cash payments accruing on a daily basis as provided herein), the offer represented a 22% premium over $47.99, the average closing price of Caremark between the announcement of the proposed acquisition of Caremark by CVS on November 1, 2006 and December 15, 2006.

The value of the offer will change as the market prices of Express Scripts common stock and Caremark common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Express Scripts common stock. You are encouraged to obtain current market quotations for Express Scripts and Caremark common stock prior to making any decision with respect to the offer.

Please also see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that Caremark’s shares will cease to be listed on the New York Stock Exchange.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Express Scripts’ historical ratio of earnings to fixed charges for the last five fiscal years and pro forma combined ratio of earnings to fixed charges for the twelve months ended December 31, 2006. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes, cumulative effect of accounting change, undistributed loss from joint venture and fixed charges, and “fixed charges” consist of interest expense and a share of rent expense which is deemed to be representative of an interest factor.

	Historical					Pro Forma Combined(1)(2)
	Year Ended December 31,					Year Ended
	2006	2005	2004	2003	2002	December 31, 2006

Ratio of earnings to fixed charges	8.0	14.6	10.3	9.7	7.8	2.5

(1)	The Pro Forma Combined reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in this prospectus/offer to exchange, see the section of this prospectus/offer to exchange entitled “Selected Unaudited Pro Forma Combined Financial Data.”

(2)	As disclosed in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, the interest expense reflected in the Pro Forma Combined ratio of earnings to fixed charges is based on Express Scripts paying Caremark Shareholders cash consideration of $29.69 per share, which includes the additional cash payment of $0.00481 per share per day, calculated for the period from April 1, 2007 (the date the additional cash payment commences) through July 1, 2007 (the approximate mid-point between September 30, 2007, the end of the third quarter, and April 1, 2007). It is possible that the actual cash consideration paid could be significantly different from this estimate. Any increase in the cash consideration could result in an increase in the amount of debt incurred to finance the transaction and a corresponding increase in annual interest expense. See the section of this prospectus/offer to exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

RISK FACTORS

In addition to the other information included and incorporated by reference in this prospectus/offer to exchange (see the section entitled “Where You Can Find More Information”), including the matters addressed in the section entitled “Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to tender your shares of Caremark common stock in the offer.

Risk Factors Relating to the Offer

The exchange ratio of the offer is fixed and will not be adjusted. Because the market price of shares of Express Scripts common stock may fluctuate, Caremark stockholders cannot be sure of the market value of the shares of Express Scripts common stock that will be issued in connection with the offer

Each outstanding share of Caremark common stock will be converted into the right to receive 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights), $29.25 in cash, less any applicable withholding taxes and without interest, and an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or, (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer upon consummation of the offer. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer. This exchange ratio is fixed and will not be adjusted in case of any increases or decreases in the price of Express Scripts common stock or Caremark common stock. If the price of Express Scripts common stock declines (which may occur as the result of a number of reasons (many of which are out of our control), including as a result of the risks described in the section of this prospectus/offer to exchange entitled “Risk Factors”), Caremark stockholders will receive less value for their shares upon exchange of tendered shares in the offer or consummation of the second-step merger than the value calculated pursuant to the exchange ratio on the date the offer was announced. Because the offer and the second-step merger may not be completed until certain conditions have been satisfied or waived (please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer”), a significant period of time may pass between the commencement of the offer and the time that Express Scripts accepts shares of Caremark common stock for exchange. Therefore, at the time you tender your shares pursuant to the offer, you will not know the exact market value of the shares of Express Scripts common stock that will be issued if Express Scripts accepts such shares for exchange. However, tendered shares of Caremark common stock may be withdrawn at any time prior to the time they are accepted for exchange pursuant to the offer. Please see the section entitled “Comparative Market Price and Dividend Information” for the historical high and low sales prices per share of Express Scripts and Caremark common stock, as well as cash dividends per share of Express Scripts and Caremark common stock respectively, for each quarter of the period 2005 through 2006 and for the first quarter of 2007.

Caremark stockholders are urged to obtain market quotations for Express Scripts and Caremark common stock when they consider whether to tender their shares of Caremark common stock pursuant to the offer.

The offer may adversely affect the liquidity and value of non-tendered shares of Caremark common stock

In the event that not all of the shares of Caremark common stock are tendered in the offer and we accept for exchange those shares tendered into the offer, the number of stockholders and the number of shares of Caremark common stock held by individual holders will be greatly reduced. As a result, Express Scripts’ acceptance of shares for exchange in the offer could adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Caremark common stock held by the public. Subject to the rules of the New York Stock Exchange, Express Scripts may delist the shares of Caremark common stock on the New York Stock Exchange. As a result of such delisting, shares of Caremark common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Plans for Caremark.”

Express Scripts must incur additional indebtedness to acquire the shares of Caremark common stock pursuant to the offer and the second-step merger. Express Scripts expects, but cannot guarantee, that the combined company will be able to make all required principal and interest payments when due

Express Scripts’ indebtedness following the offer is expected to be higher than its current indebtedness and higher than the sum of Express Scripts’ and Caremark’s current indebtedness. Express Scripts’ total indebtedness as of December 31, 2006 was approximately $1.5 billion. Assuming acceptance of shares of Caremark common stock for exchange on July 1, 2007, Express Scripts’ pro forma total indebtedness as of December 31, 2006, after giving effect to the acquisition of 100% of the outstanding shares of Caremark common stock, as described in the section of this prospectus/offer to exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” would be approximately $13.6 billion. Express Scripts’ indebtedness following the offer and the second-step merger will be approximately $15 billion. Based upon current levels of operations and anticipated growth and past experience in paying down past acquisitions, Express Scripts expects, but cannot guarantee, that the combined company will be able to generate sufficient cash flow to make all of the principal and interest payments under this indebtedness when such payments are due.

Express Scripts’ anticipated level of indebtedness could impact its operations and liquidity

Express Scripts’ increased indebtedness could, during the period in which it is outstanding, have important consequences to holders of its common stock. For example, it could:

•	cause Express Scripts to use a portion of its cash flow from operations for debt service rather than for its operations;

•	cause Express Scripts to be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	cause Express Scripts to be more vulnerable to general adverse economic and industry conditions;

•	cause Express Scripts to be disadvantaged compared to competitors with less leverage;

•	result in a downgrade in the rating of Express Scripts’ indebtedness which could increase the cost of further borrowings; and

•	subject Express Scripts to interest rate risk because some of its borrowing will be at variable rates of interest.

If Express Scripts is unable to comply with restrictions in the proposed credit facilities, the indebtedness thereunder could be accelerated

The credit facilities contemplated by the commitment letter received by Express Scripts will impose restrictions on Express Scripts and require certain payments of principal and interest over time. A failure to comply with these restrictions or to make these payments could lead to an event of default that could result in an acceleration of the indebtedness. Express Scripts cannot make any assurances that its future operating results will be sufficient to ensure compliance with the covenants in its agreements or to remedy any such default. In the event of an acceleration of this indebtedness, Express Scripts may not have or be able to obtain sufficient funds to make any accelerated payments.

Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Source and Amount of Funds” for more information about the credit facilities envisaged by the commitment letter received by Express Scripts and the restrictions contained therein and payments required thereby.

After Express Scripts accepts shares of Caremark common stock for exchange in the offer, it is possible that Express Scripts will not have effective control over the governance or operations of Caremark or be able to promptly consummate a second-step merger with Caremark

If Express Scripts does not acquire at least 90% of the issued and outstanding shares of Caremark common stock pursuant to the offer, Express Scripts could be limited in its ability to control the operations of Caremark or to effect the second-step merger promptly. Caremark’s board of directors currently consists of three separate classes, and members within each class serve three year terms. If Caremark’s board does not negotiate a merger agreement with Express Scripts, a total of two Caremark stockholder meetings (including the 2007 annual meeting of stockholders) could be required before Express Scripts nominees, or other persons who support a transaction with Express Scripts, would constitute a majority of Caremark’s board of directors. During this period, Caremark’s existing board of directors could take actions, or refuse to consent to actions, which would permit the integration of Express Scripts and Caremark.

Uncertainties exist in integrating the business and operations of Express Scripts and Caremark

Express Scripts intends, to the extent possible, to integrate Caremark’s operations with those of Express Scripts. Although Express Scripts believes that the integration of Caremark’s operations into Express Scripts will be achievable, there can be no assurance that Express Scripts will not encounter substantial difficulties integrating Caremark’s operations with Express Scripts’ operations, which could result in a delay or the failure to achieve the anticipated benefits and synergies of the combination and, therefore, the expected increases in earnings and cost savings. Additionally, these cost savings and increases in earnings may be lower than Express Scripts currently expects, or may not be realized. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Caremark and Express Scripts;

•	the consolidation of sales and marketing operations;

•	the retention of existing customers and attraction of new customers;

•	the retention of key employees;

•	the consolidation of corporate and administrative infrastructures;

•	the integration and management of the technologies and services of the two companies, including the consolidation and integration of operating platforms;

•	the identification and elimination of redundant and underperforming operations and assets;

•	the efficient use of capital assets to develop the business of the combined company;

•	the minimization of the diversion of management’s attention from ongoing business concerns;

•	the coordination of geographically separate organizations, including consolidating multiple physical locations where such consolidation is determined to be desirable by management;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company; and

•	the possible need to modify operating control standards in order to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Also, our proposal is not dependent upon the retention or cooperation of Caremark’s senior management. There can be no assurance that there will not be some level of uncooperativeness on the part of Caremark’s senior executive management and/or its other employees which could adversely affect the integration process.

Express Scripts must obtain governmental and regulatory approvals and exemptions to consummate the offer, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the offer, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination contemplated by the offer

The offer is conditioned on the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods under the HSR Act and regulatory clearance from the Tennessee Insurance Commissioner with respect to Caremark’s Tennessee domiciled insurance company subsidiary. If Express Scripts does not receive these approvals or exemptions, or does not receive them on terms that satisfy the conditions set forth in this prospectus/offer to exchange, then Express Scripts will not be obligated to accept shares of Caremark common stock for exchange in the offer.

The governmental agencies from which Express Scripts will seek these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the transactions contemplated by this prospectus/offer to exchange, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the offer or may reduce the anticipated benefits of the combination contemplated by the offer. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to the offer will be satisfied, and, if all required consents and approvals are obtained and the conditions to the consummation of the offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Express Scripts agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the offer, these requirements, limitations, additional costs or restrictions could adversely affect the two companies’ ability to integrate their operations or reduce the anticipated benefits of the combination contemplated by the offer. This could result in a failure to complete the offer and the second-step merger or have a material adverse effect on the business and results of operations of the combined company. Please see the section entitled “The Exchange Offer — Conditions of the Offer” for a discussion of the conditions to the offer and the section entitled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the offer and the second-step merger.

The receipt of Express Scripts common stock pursuant to the offer and the second-step merger could be taxable to Caremark stockholders depending on facts surrounding the exchange offer and the second-step merger

We do not plan to request a ruling from the Internal Revenue Service with regard to the tax consequences of the exchange offer and/or the second-step merger. The exchange offer and the second-step merger are intended to qualify as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code provided that certain assumptions are correct and certain other conditions relating to the offer and the second-step merger are satisfied, including, among others, that the value of the Express Scripts common stock issued to Caremark stockholders pursuant to the offer and the second-step merger (as a percentage of the total consideration furnished to Caremark shareholders in the offer and the second-step merger) will satisfy the continuity of shareholder interest requirement for corporate reorganizations, which, for Internal Revenue Service purposes, should be satisfied if such percentage is 40 percent or more (taking into account any additional cash accruing on a daily basis as provided herein, any cash issued in payments to persons perfecting appraisal rights and any acquisitions, in connection with the offer and the second-step merger, by Express Scripts or any party related to Express Scripts, of shares of Express Scripts common stock issued to Caremark stockholders). Because the value of Express Scripts common stock may be determined using the lesser of the value on the date shares of Caremark common stock are accepted for exchange in the offer and the value on the date the second-step merger is consummated, in the event that the value of Express Scripts common stock declines and/or the cash component of the transaction increases before the closing of the offer and/or the second-step merger, this condition could fail to be satisfied and the integrated transaction could fail to be treated as a reorganization within the meaning of Section 368(a) of the Code. If the exchange offer and the second-step merger are not treated as part of an integrated transaction, the exchange offer would not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As discussed above, it is possible that Express Scripts may not be able to consummate a second-step merger with Caremark; if that were the case, the exchange offer would not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

If the integrated transaction does not qualify as a reorganization, your exchange of shares of Caremark common stock for the Express Scripts common stock portion of the consideration in the offer or the second-step merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the cash consideration you receive (including any cash received as additional cash accruing on a daily basis as provided herein) will be taxed to you as either a capital gain or a dividend in an amount equal to the lesser of (i) the excess of the fair market value of the consideration you receive in the transaction over your basis in your shares or (ii) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the consideration you receive will be taxed to you as either a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the fair market value of the consideration you receive. You are urged to consult your tax advisor concerning the United States Federal income and other tax consequences of participation in the offer and/or the second-step merger. For more information, please see the section of this prospectus/offer to exchange under the caption “The Exchange Offer — Material Federal Income Tax Consequences.”

The offer could trigger certain provisions contained in Caremark’s employee benefit plans or agreements that could require Express Scripts to make change of control payments or permit a counter-party to an agreement with Caremark to terminate that agreement

Certain of Caremark’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain members of Caremark senior management either upon a change of control, or if, following a change of control, Caremark terminates the employment relationship between Caremark and these employees, or if these employees terminate the employment relationship because their respective positions with Caremark have materially changed. If successful, the offer would constitute a change of control, thereby giving rise to potential change of control payments.

Because Express Scripts has not had the opportunity to review Caremark’s non-public information, there may be other agreements that permit a counter-party to terminate an agreement because the offer or the second-step merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, Express Scripts may have to seek to replace that agreement with a new agreement. Express Scripts cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Caremark’s business, failure to replace that agreement on similar terms or at all may increase the costs to Express Scripts of operating Caremark’s business or prevent Express Scripts from operating part or all of Caremark’s business.

The consummation of the offer may accelerate Caremark’s existing indebtedness

Under Caremark’s existing credit agreement, Express Scripts’ acceptance for exchange of a majority of the outstanding shares of common stock of Caremark may be deemed a “change of control” which would cause the indebtedness under Caremark’s credit agreement to become immediately due and payable. Caremark may not be able to refinance its existing debt or only on conditions less favorable for Caremark, either of which may have an adverse effect on the value of the stock of Caremark and, indirectly on the value of the stock of Express Scripts. If Express Scripts does not control Caremark and is unable to complete the second-step merger, Express Scripts may not be able to assist Caremark in obtaining alternative financing.

The market for Express Scripts common stock may be adversely affected by the issuance of shares pursuant to the offer and the second-step merger

In connection with the offer and the second-step merger, Express Scripts estimates to issue approximately 185,785,839 shares of Express Scripts common stock. The increase in the number of shares of Express Scripts common stock may lead to sales of such stock or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Express Scripts common stock.

Caremark common stock and Express Scripts common stock confer different rights and privileges on respective stockholders

Upon your receipt of shares of Express Scripts common stock in the offer, Caremark stockholders will become stockholders of Express Scripts, which may change certain stockholder rights and privileges such stockholders hold as a stockholder of Caremark. These changes will pertain to differences in the certificate of incorporation of Express Scripts and Caremark respectively. For a detailed discussion of the rights of Express Scripts stockholders compared to the rights of Caremark stockholders, please see the section of this prospectus/offer to exchange entitled “Comparison of Stockholders’ Rights.”

Risk Factors Relating to Caremark’s Businesses

You should read and consider other risk factors specific to Caremark’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of Caremark’s annual report on Form 10-K for the year ended December 31, 2006, which has been filed by Caremark with the SEC and which is incorporated by reference into this document.

The potential impact of the investigations into Caremark’s option grant practices is not known and could have an adverse effect on Caremark

On May 18, 2006, Caremark announced that it received a grand jury document subpoena from the U.S. Attorney for the Southern District of New York requesting records pertaining to the granting of stock options and that, on the same day, it received a letter of informal inquiry from the SEC requesting documents related to the granting of stock options and the company’s relocation program. Because we have not had access to any of Caremark’s non-public information, Express Scripts is unable to determine whether Caremark’s historical stock options granting practices were properly reflected in Caremark’s historical financial statements and other public reports and, if any issues exist, what the impact of those issues could be.

Risk Factors Relating to Express Scripts’ Businesses

You should read and consider other risk factors specific to Express Scripts’ business described in Part I, Item 1A of Express Scripts’ annual report on Form 10-K for the year ended December 31, 2006, which has been filed by Express Scripts with the SEC and which is incorporated by reference into this document.

THE COMPANIES

Express Scripts

Express Scripts, Inc. is one of the largest full-service pharmacy benefit management (“PBM”) companies in the United States. Express Scripts provides health care management and administration services on behalf of clients, which include health maintenance organizations, health insurers, third party administrators, employers, union-sponsored benefit plans and government health programs. Express Scripts’ integrated PBM services include network claims processing, home delivery services, benefit design consultation, drug utilization review, formulary management, disease management, and drug data analysis services.

Through its Specialty and Ancillary Services Segment (“SAAS”), Express Scripts provides specialty services, including patient care and direct specialty home delivery to patients; distribution of infusion drugs to patient homes, physician offices, and infusion centers; distribution of pharmaceuticals and medical supplies to providers and clinics; third party logistics services for contracted pharma clients; fertility services to providers and patients; and bio-pharma services including marketing, reimbursement and customized logistics solutions. The SAAS segment also includes distribution of specialty pharmaceuticals requiring special handling or packaging where Express Scripts has been selected by the pharmaceutical manufacturer as part of a limited distribution network; distribution of pharmaceuticals to low-income patients through manufacturer-sponsored and company-sponsored generic patient assistance programs; and distribution of sample units to physicians and verification of practitioner licensure.

Prescription drugs are dispensed to members of the health plans Express Scripts serves primarily through networks of retail pharmacies that are under non-exclusive contracts with us and through three home delivery fulfillment pharmacies and over thirty specialty drug pharmacies. More than 57,000 retail pharmacies, representing more than 95% of all United States retail pharmacies, participate in one or more of our networks.

Express Scripts’ executive offices are located at 13900 Riverport Drive, Maryland Heights, Missouri 63043, and its telephone number is (314) 770-1666.

Caremark

Caremark, a Delaware corporation, is a leading pharmaceutical services company in the United States. Caremark’s operations are conducted primarily through its subsidiaries, Caremark Inc. and CaremarkPCS (f/k/a AdvancePCS), and involve the design and administration of programs aimed at reducing the costs and improving the safety, effectiveness and convenience of prescription drug use. Caremark’s customers are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States. In addition, Caremark, through its SilverScript insurance subsidiary, is a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program.

Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies (including CVS’ pharmacy stores), seven mail service pharmacies, 21 specialty mail service pharmacies and the industry’s only repackaging plant regulated by the Food & Drug Administration. Through its Accordant disease management offering, Caremark also provides disease management programs for 27 conditions. Twenty-one of these programs are accredited by the National Committee for Quality Assurance.

Caremark’s executive offices are located at 211 Commerce Street, Suite 800, Nashville, Tennessee 37201, and its telephone number is (615) 743-6600.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

Since February 2001, management and representatives from Express Scripts and Caremark have had several series of discussions and meetings concerning potential strategic transactions, including the acquisition of Caremark by Express Scripts and the acquisition of Express Scripts by Caremark. The last of these series of discussions was terminated in mid-2005. In connection with one of the early series of discussions, Express Scripts, Caremark and their respective legal and financial advisors conducted due diligence on the businesses of one another. These diligence efforts included the retention by the parties of two independent third party experts to evaluate and analyze the potential synergies that could be achieved by a combination of the businesses of Express Scripts and Caremark. None of these discussions led to the entry into any definitive agreement involving a business combination between Express Scripts and Caremark (other than for customary confidentiality agreements).

In our judgment, these prior series of discussions were terminated primarily as a result of valuation and not because of a lack of strategic rationale, antitrust considerations or perceived risks relating to client retention.

On November 1, 2006, Caremark and CVS announced that they had entered into the Caremark/CVS merger agreement. The joint proxy/prospectus contained in CVS’s Registration Statement on S-4 filed with the SEC on December 19, 2006, as amended on January 9, January 16, 2006 and January 18, 2006 (referred to herein as the “CVS/Caremark S-4”) provides a summary of the events leading to CVS and Caremark entering into the Caremark/CVS merger agreement.

On the evening of December 17, 2006, various news sources reported that Express Scripts intended to make an offer to acquire Caremark. In the early morning of December 18, 2006, George Paz, the Chief Executive Officer, President and Chairman of the Board of Express Scripts, placed a telephone call to Edwin M. Crawford, the Chief Executive Officer, President and Chairman of the Board of Caremark. Mr. Paz was unable to reach Mr. Crawford, but left him a message explaining that Express Scripts intended to make an offer for Caremark for (1) $29.25 in cash and (2) 0.426 shares of Express Scripts stock for each share of Caremark Stock, subject to confirmatory due diligence and the termination of the Caremark/CVS merger agreement.

Following this telephone call, in the early morning hours of December 18, 2006, Express Scripts delivered a proposal letter containing an offer to Caremark’s Board in care of Mr. Crawford and issued a press release announcing the proposal letter. The proposal letter read as follows:

December 18, 2006

Board of Directors
Caremark Rx, Inc.
c/o Edwin M. Crawford
Chairman of the Board, President and Chief Executive Officer
211 Commerce Street
Suite 800
Nashville, Tennessee 37201

Dear Mac:

On behalf of the board of directors of Express Scripts, Inc. (“Express Scripts”), I am pleased to submit this offer to combine the businesses of Express Scripts and Caremark Rx, Inc. (“Caremark”). This transaction would represent a compelling combination and excellent strategic fit, and create superior value for our respective stockholders. Under our offer, Express Scripts would acquire all outstanding shares of Caremark common stock for (1) $29.25, less any applicable withholding taxes and without interest, in cash and (2) 0.426 shares of Express Scripts stock for each share of Caremark stock. Based on our closing stock price on Friday, the offer has a value of $58.50 per share for each share of Caremark stock. The offer is structured so that the receipt of stock by your stockholders would be tax free. Upon consummation of our proposed transaction, which we expect would be completed in the third quarter of 2007, Caremark stockholders would own approximately 57% of the combined company.

Our offer represents a 15% premium over the all-stock purchase price to be paid to your stockholders pursuant to the proposed acquisition of Caremark by CVS Corporation (“CVS”) based on Friday’s closing price of CVS and our common stock. Furthermore, our offer represents a 22% premium over $47.99, the average closing price of Caremark since the announcement of the proposed acquisition of Caremark by CVS on November 1, 2006.

Our board of directors and management have great respect for Caremark, including its business, operations and employees. Express Scripts and Caremark share a strong commitment to providing quality service and benefits to plan sponsors and patients. This combination would further enhance our product and service offerings, allowing us to strengthen the value proposition that we offer to our plan sponsors and patients.

Express Scripts has completed five successful acquisitions since 1998, and has a proven track record of integrating and optimizing the performance of the acquired businesses and thereby creating additional value for stockholders. As such, we are confident that we can successfully integrate our businesses in a way that would quickly maximize the benefits for our respective stockholders.

We are aware that Caremark is currently a party to a merger agreement with CVS. We believe that our offer constitutes a “Superior Proposal” under the terms of that merger agreement for the following compelling reasons. Our offer:

•	Delivers a significant premium and a significantly higher absolute value for each Caremark share than the CVS transaction

•	Delivers greater certainty of value because it includes a significant cash payment to your stockholders

•	Delivers upside potential to Caremark stockholders through an increase in the value of the combined company’s stock driven by enhanced cost containment solutions to plan sponsors and patients, anticipated cost synergies of $500 million and strong EPS growth

•	Will be neutral to U.S. GAAP earnings per share in the first full year following closing, and significantly accretive thereafter; excluding transaction-related amortization, the transaction is significantly accretive to earnings per share beginning the first full year following closing.

The board of directors of Express Scripts has unanimously approved this offer and has authorized us to proceed expeditiously. We are prepared, promptly following the termination of your agreement with CVS, to enter into a merger agreement that would provide greater value to your stockholders. Such a merger agreement would be subject to the final approval of our board of directors and our respective stockholders. We are confident that any regulatory requirements will be met in a timely manner.

Our offer is subject to completion of a confirmatory due diligence review of your company and the termination of your merger agreement with CVS, whether by your stockholders voting against approval of your merger with CVS or otherwise. We have received commitment letters from Citigroup Corporate and Investment Banking and Credit Suisse to fully finance the proposed transaction.

It was necessary to communicate our offer to you by letter because of the provisions of your merger agreement with CVS. Given the importance of our offer to our respective stockholders, we have determined to make this letter public. We would unquestionably prefer to work cooperatively with you to complete a negotiated transaction that would produce substantial benefits for our respective stockholders. Alternatively, we are prepared to take our transaction directly to your stockholders. In this regard, you should also know that we are prepared to solicit proxies against approval of your proposed merger with CVS.

We are confident that, after you have considered our offer, you will agree that its terms are considerably more attractive to your stockholders than the CVS transaction and that our offer constitutes a “Superior Proposal” under the terms of the CVS merger agreement. We understand that, after you have provided the appropriate notice to CVS under your merger agreement, you can authorize your management to enter into discussions with us and to provide information to us, subject to our entering into a confidentiality agreement with you. We respectfully request that you make this determination as soon as possible. We are prepared to enter into a customary confidentiality agreement with you so long as it does not contain any standstill or similar limitation.

This letter does not create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Caremark and Express Scripts.

We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have engaged Citigroup Corporate and Investment Banking and Credit Suisse as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel to advise us in this transaction. In addition, we have retained MacKenzie Partners, Inc. as proxy advisor. We and our advisors are ready to meet with you and your advisors at any time to discuss this offer and to answer any questions you or they may have about our offer. Although we have already completed a thorough due diligence review based solely on publicly available information, we would like to commence confirmatory due diligence as soon as possible and are ready to begin promptly. We look forward to hearing from you.

Sincerely,

/s/ George Paz
George Paz
President, Chief Executive Officer and
Chairman of the Board

On the afternoon of December 18, 2006, Mr. Paz placed a second telephone call to Mr. Crawford to express his regret that they had been unable to discuss the terms of the offer contained in the proposal letter prior to the time rumors of the proposal letter began to circulate in the press. Mr. Crawford told Mr. Paz that Caremark’s board of directors intended to review the proposal letter subject to the requirements of the Caremark/CVS merger agreement.

On December 19, 2006, CVS filed the CVS/Caremark S-4 with the SEC.

On December 20, 2006, CVS announced that the waiting period under the HSR Act had expired with respect to the proposed CVS merger.

On January 3, 2007, Express Scripts filed its premerger notification statement under the HSR Act with the FTC and the Antitrust Division.

On January 4, 2007, Express Scripts sent a letter to Caremark stockholders encouraging them to vote “AGAINST” the proposed CVS merger and issued a press release that contained the full text of the letter.

On January 7, 2007, Caremark issued a press release announcing that its board of directors had determined that our proposal did not constitute, and was not reasonably likely to lead to, a superior proposal under the terms of the Caremark/CVS merger agreement and that Caremark’s board reaffirmed its support of the proposed CVS merger. The press release stated that CVS and Caremark anticipated realizing approximately 25% more synergies in the proposed CVS merger than initially anticipated. The press release also set forth several factors considered by Caremark’s board of directors in making its determination. These reasons were restated by Caremark in a Form 8-K filed on the morning of January 8, 2007.

During the early morning of January 8, 2007, Express Scripts issued a press release stating that Express Scripts remained committed to pursuing a business combination with Caremark and believed its proposal represented a superior proposal to the proposed CVS merger. This press release noted Express Scripts’ belief that Caremark was using antitrust risk as a “red herring” to distract stockholders from the differences in value between our proposal and the proposed CVS merger. An excerpt from the press release is set forth below:

Our cash and stock offer provides Caremark stockholders with a premium of approximately 13% to the proposed CVS acquisition price, based on the closing stock prices as of January 5, 2007. Importantly, the Express Scripts offer also allows Caremark stockholders the ability to participate in the combined company’s substantial upside potential. We expect to enhance value for stockholders through an increase in the value of the combined company’s stock price resulting from EPS growth driven by estimated annualized cost synergies of $500 million. Since the time of our announcement, Caremark has conveniently found in excess of 25% in additional synergies, which had not been evident since they announced their transaction on November 1, 2006.

During the afternoon of January 8, 2007, Express Scripts delivered a notice to Caremark, in accordance with Caremark’s bylaws, nominating four individuals for election as Caremark directors at Caremark’s 2007 Annual Meeting of Stockholders. Express Scripts also issued a press release in connection with this notice.

Also during the afternoon of January 8, 2007, Caremark issued a press release stating that it anticipated that it would be able to close the proposed CVS merger prior to the date of its 2007 Annual Meeting of Stockholders and that it did not anticipate holding such meeting. Express Scripts remains confident that stockholders will reject the proposed CVS merger and, accordingly, there will be a 2007 Annual Meeting of Stockholders of Caremark.

On January 9, 2007, CVS filed an amendment to the CVS/Caremark S-4 with the SEC.

On January 10, 2007, Express Scripts filed a complaint in the Delaware Court of Chancery against CVS, Caremark, a subsidiary of Caremark and Caremark’s directors challenging the validity of the deal protection provisions, including a $675 million termination fee, in the Caremark/CVS merger agreement.

Also on January 10, 2007, Express Scripts filed a preliminary proxy statement with the SEC in respect of soliciting votes against the approval of the proposed CVS merger.

Also on January 10, 2007, Caremark issued press releases responding to the litigation which had been filed by Express Scripts in the Delaware Court of Chancery and reiterating its support of the proposed CVS merger.

On January 16, 2007, Express Scripts commenced the exchange offer by filing a Registration Statement on Form S-4 containing a prospectus/offer to exchange with the SEC, delivering a request to Caremark pursuant to Rule 14d-5 promulgated under the Exchange Act and issuing a press release regarding the commencement of the exchange offer.

Following Express Scripts’ filing of its Registration Statement on Form S-4 on January 16, 2007, CVS and Caremark issued a joint press release announcing that the Caremark’s stockholders would be paid a special one time cash dividend of $2.00 per share following the consummation of the proposed CVS merger. Caremark and CVS also announced that they would retire 150 million of the outstanding shares in the new company following the closing of the proposed CVS merger. Later that afternoon, CVS filed an amendment to the CVS/Caremark S-4 with the SEC which described these amendments to the CVS merger agreement.

On January 18, 2007, CVS filed an amendment to the CVS/Caremark S-4 with the SEC.

On January 19, 2007, Caremark announced that it had begun mailing the joint proxy statement/prospectus regarding the proposed CVS merger to Caremark stockholders.

On January 24, 2007, Express Scripts filed a definitive proxy statement to solicit proxies against the approval of the proposed CVS merger and began distributing proxy materials to Caremark stockholders.

Also on January 24, 2007, Caremark filed a Solicitation/Recommendation Statement on Schedule 14D-9 reporting that Caremark’s board had met on January 24, 2007 and determined to unanimously recommend that Caremark stockholders reject our offer and not tender their shares of Caremark common stock to us.

On January 26, 2007, Caremark filed an amended Solicitation/Recommendation Statement on Schedule 14D-9.

On January 31, 2007, Express Scripts announced that it intended voluntarily to withdraw, and on February 2, 2007 it voluntarily withdrew, the required notification and report form with respect to the offer and second-step merger filed with the FTC and Antitrust Division.

On February 6, 2007, Express Scripts re-filed the required notification and report form with the FTC and Antitrust Division.

On the afternoon of February 9, 2006, Express Scripts delivered the following letter to Caremark’s board:

February 9, 2007

Board of Directors
Caremark Rx, Inc.
211 Commerce Street, Suite 800
Nashville, Tennessee 37201

Ladies and Gentlemen:

Since our initial proposal to you more than seven weeks ago, setting out the terms of our proposed acquisition of Caremark Rx, Inc., Caremark stockholders and the marketplace as a whole have demonstrated their strong support for our offer. It clearly provides Caremark stockholders with superior value to the proposed acquisition of Caremark by CVS Corporation.

We feel that it is time to sit down and discuss our superior proposal to acquire Caremark. We are ready, willing and able to commence confirmatory due diligence immediately, and with your cooperation should be able to complete the process in a few weeks. It is time to level the playing field and negotiate a transaction that would create superior value and benefits for our respective stockholders, plan sponsors and patients.

Over the past weeks, we have had the opportunity to meet with many of your stockholders across the country as we explained the benefits of an Express Scripts/Caremark combination to stockholders, plan sponsors and patients. We have also met with many of our stockholders. The consensus has been clear — Caremark and Express Scripts stockholders have clearly stated their desire to see Caremark and Express Scripts sit down at the table and talk.

In light of this, it is not too late to begin discussions regarding our offer, nor is it necessary to bring the CVS proposal to a vote of your stockholders on February 20th 2007. We do not believe that rushing your stockholders to a vote on such an important question is in the best interests of your Board or your stockholders. In any case, we strongly believe that there will be only one result at this meeting — the rejection of the CVS transaction by Caremark’s stockholders.

Let me reiterate that we and our advisors are ready to meet with you and your advisors at any time to discuss our offer and to answer any questions you or they may have. We look forward to hearing from you so that we can promptly begin working together to bring about the best outcome for our respective stockholders.

Sincerely,

/s/ George Paz
George Paz
President, Chief Executive Officer and
Chairman of the Board

On February 9, 2007 and February 12, 2007, four investment advisory groups, including Institutional Shareholder Services and CtW Investment Group, recommended that Caremark stockholders vote against the proposed CVS merger.

On February 12, 2007, Caremark filed a current report on Form 8-K providing an update and supplemental disclosures to the CVS/Caremark S-4. Many of the disclosures in Caremark’s Form 8-K related to events and matters existing or known on January 18, 2007, the day CVS and Caremark mailed the joint proxy/prospectus contained within the CVS/Caremark S-4 to their respective stockholders.

On February 13, 2007, Express Scripts extended the expiration date of the offer to March 16, 2007.

On February 13, 2007, CVS and Caremark issued a joint press release announcing that they had increased the special one time cash dividend payable to Caremark stockholders following the consummation of the proposed CVS merger by $4.00 to $6.00 per share.

Also on February 13, 2007, the Delaware Court of Chancery issued an order enjoining any stockholder vote concerning a merger between Caremark and any other party until at least March 9, 2007 because of the materiality of the disclosures made by Caremark in its February 12, 2007 Form 8-K and the fact that timing of these disclosures was precariously close to Caremark stockholders’ scheduled vote on the Proposed CVS Merger. Following this ruling, Caremark and CVS each put out press releases announcing that they would be postponing their respective meetings to approve the proposed CVS merger and would inform stockholders as promptly as possible regarding the new date for each meeting.

On February 23, 2007, the Delaware Court of Chancery issued an order enjoining the Caremark stockholder meeting for at least twenty days following Caremark’s delivery to the Caremark stockholders of proper disclosure regarding their right to seek appraisal in the proposed CVS merger and the structure of the contingent fees payable to Caremark’s investment bankers. The Court of Chancery declined, in the context of a motion for preliminary injunction, to address the merits of the $675 million termination fee and other deal protection provisions contained in the Caremark/CVS merger agreement on the grounds that the availability of both a fully informed stockholder vote and appraisal rights served as a basis of protection for stockholders, but noted that the availability of appraisal rights would not excuse any violations of fiduciary duties under Delaware law.

On February 24, 2007, Caremark mailed a proxy supplement to its stockholders which contained supplement disclosures regarding the contingent fees payable to its investment bankers and its stockholders’ right to appraisal under Delaware law in connection with the proposed CVS merger. The proxy supplement also gave notice that Caremark would hold its special meeting of stockholders to vote on the proposed CVS merger on March 16, 2007.

On February 26, 2007, CVS issued a press release announcing that, on February 23, 2007, it had adjourned its special meeting of stockholders to approve the proposed CVS merger to March 9, 2007. CVS also stated that it intended to re-adjourn the meeting to a later date in March and would inform stockholders of the new meeting date as promptly as possible.

On February 28, 2007, Express Scripts sent a letter to the Delaware Court of Chancery to bring to the Court’s attention various alleged violations by Caremark of the injunction order entered on February 23, 2007. Following a conference with the Court on March 1, 2007, Express Scripts filed a motion with the Court to enforce the injunction ordered on February 23, 2007. Among other things, Express Scripts sought an order from the Delaware Court of Chancery enforcing its order that Caremark not hold its special meeting of stockholders to approve the proposed CVS merger for at least twenty days after Caremark provides its stockholders with corrected and proper disclosures because Caremark had not properly cured the disclosure deficiencies identified by the Court.

Also on February 28, 2007, Express Scripts filed an application for leave to pursue an interlocutory appeal with the Delaware Court of Chancery in regards to the decision rendered by the Court on February 23, 2007. On March 1, 2007, Express Scripts filed a motion for injunction of the Caremark stockholders meeting pending decision on its application to pursue an interlocutory appeal.

On March 6, 2007 certain Caremark stockholders filed a motion in the Delaware Court of Chancery requesting that the Special Meeting scheduled for March 16, 2007 be delayed and that Caremark be held in contempt of the Court’s February 23, 2007 order.

On March 7, 2007, the Court of Chancery denied Express Scripts’ motion for leave to pursue an interlocutory appeal and for an injunction pending such appeal, as well as Express’ Scripts March 1, 2007 motion to enforce the injunction ordered on February 23, 2007. The Court also denied the motion for contempt filed by the other Caremark stockholder plaintiffs.

Later in the afternoon on March 7, 2007, prior to the expiration of the waiting period under the HSR Act, Express Scripts announced that it expected that it would receive a request for additional information, commonly referred to as a second request, from the FTC.

Also on March 7, 2007, Express Scripts announced that it was amending the Offer to increase the amount of cash to be paid to Caremark stockholders whose shares are accepted for exchange in the Offer and delivered the following letter to the Caremark’s board:

March 7, 2007

Board of Directors
Caremark Rx, Inc.
211 Commerce Street, Suite 800
Nashville, Tennessee 37201

Ladies and Gentlemen:

We remain committed to effecting a combination of our respective businesses, and we remain steadfast that we can close the transaction no later than the third quarter of 2007. In this regard, our board of directors has authorized an increase to the cash portion of our offer of an additional $0.00481 in cash per day. This represents an increase to our offer of approximately 6% per annum on the $29.25 cash portion of our offer. This increased cash consideration will accrue commencing on April 1, 2007 through the closing of the acquisition of Caremark by Express Scripts, or 45 days after Express Scripts receives Federal Trade Commission approval of the transaction, whichever comes first. This additional cash consideration will be paid to Caremark stockholders upon the acquisition of Caremark.

In light of the observations made by the Delaware Court of Chancery regarding Caremark’s process, we continue to believe that it is time, for the sake of your stockholders, that we sit down and talk. It is time that you acknowledge the undeniable merits of a horizontal PBM transaction. This course is in the best interests of your stockholders. We also firmly believe that our respective stockholders, the market and plan sponsors and patients want to see us talking and moving forward as a combined stand-alone PBM.

As I have said before, we and our advisors are ready to meet with you and your advisors to discuss our offer and to begin confirmatory due diligence immediately, a process that, with your cooperation, we should be able to complete very quickly. In this regard, we remain willing to sign a confidentiality agreement and, concurrently with the due diligence process, negotiate a merger agreement with you. I also want to be clear that if we were able to identify additional value during due diligence, including if we determine that there are greater net synergies beyond what we have reflected in our analysis thus far, it could result in an increase to our offer price.

It has been and remains an unwavering truth that the Express Scripts offer is in the best interests of Caremark stockholders — it offers them better value and is predicated on a model with proven strategic rationale. We have repeatedly cited stockholder affirmation of our position, and indeed, the market has consistently valued our offer higher than the CVS offer.

The future of our combined companies would be bright and our respective stockholders, plan sponsors and patients would thank us for the value we would create and the benefits we would offer.

Sincerely,

/s/  George Paz
George Paz
President, Chief Executive Officer
and Chairman of the Board

On March 8, 2007, CVS issued a press release announcing that CVS and Caremark had agreed to increase the special one time cash dividend payable to Caremark stockholders following the consummation of the Proposed CVS Merger to $7.50 per Share. CVS also announced its intention to commence a cash tender offer for 150 million of its shares of common stock at a price of $35 per share following successful consummation of the proposed CVS merger.

Also, on March 8, 2007, Express Scripts received a second request for information from the FTC.

On March 9, 2007, the Supreme Court of the State of Delaware refused to grant Express Scripts’ request for interlocutory appeal. Also on March 9, 2007, Express Scripts announced that it had amended its offer to reflect the terms set forth in this prospectus/offer to exchange.

Reasons for the Offer

Express Scripts believes the offer will significantly benefit both Express Scripts and Caremark stockholders, plan sponsors and patients. The Express Scripts common stock to be issued to Caremark stockholders in the offer and the second-step merger will allow such stockholders to participate in the growth and opportunities of the combined company.

•	Highly Complementary Businesses: As a combined company, Express Scripts and Caremark will continue to offer the high-quality service that plan sponsors and patients have come to expect. The combined company will be a recognized leader in generic utilization and other drug cost management programs. It will benefit from the unique growth opportunities in the industry, as well as from broader and more comprehensive specialty management capabilities.

•	Scale Provides Efficiencies: Express Scripts believes the combined business of Express Scripts and Caremark can be operated more efficiently than either company on its own. We believe that net pre-tax operating synergies of approximately $500 million can be achieved from improved purchasing scale and operating efficiencies:

•	Express Scripts estimates that 70% – 80% of these net synergies will be derived from improved purchasing scale. Specifically, these savings will be derived from lower retail and home delivery drug costs, lower specialty pharmacy drug costs, and increased manufacturing discounts.

•	The remaining 20% – 30% of these net synergies are expected to be derived from improved operating efficiencies. These savings include eliminating duplicative facilities and/or functions resulting in lower direct processing costs and general support and administrative costs. We also expect the elimination of certain duplicative fees and expenses such as SEC reporting, auditing, and other public company costs that Caremark currently absorbs. Information regarding the uncertainties associated with realizing these anticipated cost savings is described in the section of this prospectus/offer to exchange entitled “Risk Factors.”

•	Strong Financial Profile: The combined company will have a strong financial profile driven by consistent and increasing cash flow. Before synergies, the two companies generated 2006 EBITDA of approximately $2.8 billion. In addition, Express Scripts expects that the transaction will be neutral to U.S. GAAP earnings per share in the first full year following consummation, and significantly accretive thereafter. Excluding transaction-related amortization, the combination of Express Scripts and Caremark will be significantly accretive to earnings per share beginning the first full year following consummation.

Information on the Caremark/CVS Merger Agreement

The following is a summary of certain material obligations of Caremark under the Caremark/CVS merger agreement, which is derived from amendment number 3 to the CVS/Caremark S-4 filed by CVS on January 18, 2007 and subsequent filings made by CVS and Caremark. This summary does not purport to describe all the terms of the Caremark/CVS merger agreement and is qualified by reference to the complete Caremark/CVS merger agreement (and the amendment thereto) which is attached as Annex A to the CVS/Caremark S-4. The rights and obligations of the parties are governed by the express terms and conditions of the Caremark/CVS merger agreement and not this summary or any other information contained in this document.

The Caremark/CVS merger agreement provides for the merger of Caremark with and into Twain MergerSub LLC, a wholly-owned subsidiary of CVS that was formed for the purpose of the proposed CVS merger, with Twain MergerSub LLC surviving such merger. Twain MergerSub LLC was originally formed as a Delaware corporation under the name Twain MergerSub Corp. The entity was since converted into a Delaware limited liability company, and its name has been changed to Twain MergerSub LLC. Following the merger, CVS Corporation will be renamed CVS/Caremark Corporation. At the effective time of the merger, each issued and outstanding share of Caremark common stock will be converted into the right to receive 1.670 shares of CVS common stock. Caremark stockholders will receive cash in lieu of any fractional shares of CVS common stock that would have otherwise been received in the merger.

Pursuant to the amended terms of the Caremark/CVS merger agreement, the Caremark’s stockholders would be paid a special one time cash dividend of $7.50 per share following the consummation of the proposed CVS merger. CVS also announced its intention to commence a cash tender offer for 150 million of its shares of common stock at a price of $35 per share following successful consummation of the proposed CVS merger.

Each of CVS and Caremark has agreed that it and its subsidiaries and their respective officers, directors, employees and advisers will not:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any “acquisition proposal” of the type described below; enter into or participate in any discussions or negotiations with or furnish any information relating to itself or any of its subsidiaries to or otherwise cooperate in any way with, or knowingly assist or encourage any third party seeking to make or who has made an acquisition proposal;

•	recommend to its stockholders an acquisition proposal or fail to make, withdraw or modify in a manner adverse to the other party its recommendation to its stockholders that, in the case of CVS stockholders, they approve the amendments of the CVS charter and the issuance of CVS common stock to Caremark stockholders in the merger, or in the case of Caremark stockholders, they adopt the merger agreement and approve the merger, which in each case is referred to as a change in recommendation;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of itself or any of its subsidiaries;

•	enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to an acquisition proposal; or

•	propose publicly or agree to do any of the foregoing related to any acquisition proposal.

Nonetheless, either party is permitted to engage in discussions or negotiations with, and provide information to, any person in response to an unsolicited bona fide acquisition proposal that is reasonably likely to lead to a superior proposal if:

•	its special meeting to vote on the applicable stockholder proposals required to be approved by its stockholders to complete the merger has not occurred;

•	its board of directors determines in good faith by a majority vote, after receiving the advice of outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties to stockholders; and

•	it receives from such person an executed confidentiality agreement with terms no less favorable than those contained in the existing confidentiality agreement between CVS and Caremark.

CVS and Caremark must keep the other reasonably informed of the status and details of any acquisition proposal. Before changing its recommendation, CVS or Caremark, as applicable, must satisfy the conditions in the preceding paragraph and provide the other party with a period of five business days to adjust the terms of the merger agreement so as to enable it to proceed without changing its recommendation. Following such five business day period, if the board of directors of CVS or Caremark, as applicable, remains committed to changing its recommendation in favor of a superior proposal (as defined below), such party will be permitted to enter into a conditional merger agreement with the third party making the superior proposal that will only become effective upon (1) termination of the merger agreement in accordance with its terms as described herein and (2) payment by the third party, on behalf of CVS or Caremark, as applicable, of the termination fee set forth in the merger agreement. Until the termination of the merger agreement in accordance with its terms, (1) in no event will the party entering into such conditional merger agreement make any SEC or other regulatory filings in connection with the transactions contemplated by such conditional merger agreement and (2) the party entering into the conditional merger agreement will otherwise remain subject to all of its obligations under the merger agreement, including those described above and the “Covenant to Recommend” described below.

An “acquisition proposal” is, with respect to either CVS or Caremark, any offer, proposal or inquiry relating to, or any third party indication of interest in, (1) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of that person and its subsidiaries or over 20% of any class of equity or voting securities of that person or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of that person, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of that person or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of that person or (3) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that person or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of that person. A “superior proposal” is a bona fide, unsolicited written acquisition proposal (which definition shall be read, for this purpose, without the word “inquiry”) for at least a majority of the outstanding shares of common stock of Caremark or CVS (as the case may be) on terms that the board of directors of such party determines in good faith by a majority vote, after consultation with its legal and financial advisors and taking into account such matters deemed relevant in good faith by such board of directors, including among other things, all the terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions, conditions to completion and long-term strategic considerations, are more favorable from a financial point of view to the stockholders of such party than the merger and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the board of directors of that party. Each party has agreed to terminate any discussions or negotiations with any person that began before November 1, 2006.

The Caremark board of directors has agreed to recommend the approval by Caremark stockholders of a proposal to adopt the merger agreement and approve the merger, and has agreed to call a meeting of its stockholders for this purpose. Each party’s board of directors, however, can make a change in recommendation, including by approving, recommending or endorsing a potential superior proposal, if (1) it has not received the approval of its stockholders in connection with the merger, (2) it has received an unsolicited bona fide written acquisition proposal from a third party, (3) its board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the acquisition proposal constitutes a superior proposal and (4) its board of directors, after consultation with outside legal counsel, determines in good faith that failing to take such action would be inconsistent with its fiduciary duties to stockholders. Unless CVS has otherwise terminated the merger agreement, whether or not (a) Caremark’s board of directors has made a change in recommendation or (b) an acquisition proposal has been publicly proposed or announced or otherwise submitted to Caremark or any of its advisors, the Caremark proposals described above in this paragraph must be submitted to Caremark stockholders at a meeting of its stockholders called for this purpose. In addition, Caremark has agreed to use all reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the merger and the other transactions contemplated by the Caremark/CVS merger agreement, including filing requisite documents with governmental entities or other third parties and obtaining and maintaining all necessary approvals, consents and authorizations. Caremark is, in particular, to hold a meeting of its stockholders to vote on the merger agreement and merger, even if the Caremark board of directors changes its recommendation.

The merger agreement may be terminated at any time before the effective time of the merger in any of the following ways:

(a) by mutual written consent of CVS and Caremark;

(b) by either CVS or Caremark, if:

•	the merger has not been completed by November 1, 2007 (or May 1, 2008 if the reason for not closing by November 1, 2007 is that the waiting period applicable to the merger under the HSR Act has not expired or been terminated and this is the only reason for failure to complete the merger);

•	there is a permanent legal prohibition to completing the merger;

•	Caremark stockholders fail to adopt the merger agreement and to approve the merger at the Caremark special meeting;

•	CVS stockholders fail to approve the amendments to the CVS charter and the issuance of CVS/Caremark common stock to Caremark stockholders in the merger at the CVS special meeting; or

•	the other party has materially failed to perform an obligation under the merger agreement or has breached one or more representations or warranties that results in a failure of a condition to the other party’s obligations to complete the merger, which failure to perform or breach is incapable of being satisfied or corrected prior to November 1, 2007 (or May 1, 2008, as applicable);

(c) by CVS, if:

•	the Caremark board of directors has made a change in recommendation; or

•	Caremark (or any officer, director, banker or counsel of Caremark) has willfully and materially breached its covenant not to solicit any acquisition proposal or its covenant to use all commercially reasonable efforts to hold a meeting of its stockholders to vote on the merger agreement and merger;

(d) by Caremark, if:

•	the CVS board of directors has made a change in recommendation; or

•	CVS (or any officer, director, banker or counsel of CVS) has willfully and materially breached its covenant not to solicit any acquisition proposal or its covenant to use all commercially reasonable efforts to hold a meeting of its stockholders to vote on the proposals to amend the CVS charter and to issue shares of CVS/Caremark common stock to Caremark stockholders in the merger.

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in willful breach of its obligations. However, the provisions of the merger agreement relating to termination fees and expenses will continue in effect notwithstanding termination of the merger agreement to the extent described below.

Appraisal Rights

On February 23, 2007, the Delaware Court of Chancery issued a ruling that Caremark stockholders were entitled to appraisal for their Shares in connection with the Proposed CVS Merger pursuant to Section 262 of the General Corporation Law of the State of Delaware. Caremark mailed a proxy supplement to Caremark stockholders on February 24, 2007 which notified Caremark stockholders of the Court’s ruling regarding appraisal rights.

Termination Fee Payable by Caremark

Caremark has agreed to pay a fee of $675 million in any of the following circumstances:

•	the Caremark board of directors makes a change in recommendation;

•	Caremark (or any officer, director, banker or counsel of Caremark) has willfully and materially breached its covenant not to solicit any acquisition proposal as described in the CVS/Caremark S-4 under the heading “The Merger Agreement — Certain Covenants — No Solicitation”;

•	Caremark fails to use all commercially reasonable efforts to hold a stockholders’ meeting to vote on the proposal to adopt the merger agreement and approve the merger;

•	the merger is not consummated by November 1, 2007 (or May 1, 2008, if extended as permitted in the merger agreement) or Caremark stockholders fail to adopt the merger agreement and to approve the merger, and in each case, the following two conditions are met:

•	a third party has made an acquisition proposal prior to the Caremark stockholder meeting having occurred; and

•	within 12 months of the termination of the merger agreement, Caremark (1) merges with or into or is acquired by a third party, (2) a third party acquires more than 50% of the total assets of Caremark and its subsidiaries, taken as a whole, (3) a third party acquires more than 50% of the outstanding shares of Caremark common stock or (4) Caremark or any of its subsidiaries enter into an agreement for any of the foregoing.

THE EXCHANGE OFFER

Express Scripts is offering to exchange for each outstanding share of Caremark common stock that is validly tendered and not properly withdrawn prior to the expiration date, (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying revised blue letter of transmittal. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer. In addition, you will receive cash instead of any fractional shares of Express Scripts common stock to which you may be entitled.

The term “expiration date” means 12:00 midnight, New York City time, on Tuesday, April 17, 2007, unless Express Scripts extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

The offer is subject to a number of conditions which are described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer.” Express Scripts expressly reserves the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the offer described herein in its discretion, except for the conditions described under the subheadings “HSR Condition,” “Stockholder Approval Condition,” “Registration Statement Condition,” and “NASDAQ Listing Condition” under the caption “The Exchange Offer — Conditions of the Offer” below, each of which cannot be waived. Express Scripts expressly reserves the right to make any changes to the terms and conditions of the offer (subject to any obligation to extend the offer pursuant to the applicable rules and regulations of the SEC), including, without limitation, with respect to increasing or decreasing the cash, stock or aggregate consideration payable per share of Caremark common stock in the offer.

We have not commenced the process of obtaining the approval of our stockholders by filing a preliminary proxy statement with the SEC and therefore we do not expect to be in a position to obtain the requisite approval of our stockholders prior to the current expiration date of the offer. Accordingly, we currently intend to extend the expiration date of our offer beyond April 17, 2007. However, any decision to extend the offer, and if so, for how long, will be made at such time. The expiration date may also be subject to multiple extensions.

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The purpose of the offer is for Express Scripts to acquire control of, and ultimately the entire interest in, Caremark. Express Scripts has publicly expressed a desire to enter into a negotiated business combination with Caremark. As of the date of this prospectus/offer to exchange, Caremark has not been willing to meet or negotiate with Express Scripts. On January 7, 2006, Caremark announced that its board of directors had determined that the offer would not reasonably be expected to constitute a “superior proposal” under the Caremark/CVS merger agreement and, on January 24, 2007, Caremark filed a Solicitation/Recommendation Statement on Schedule 14D-9, which it amended on January 26, 2007, reporting that Caremark’s board had met on January 24, 2007 and determined to unanimously recommend that Caremark stockholders reject the offer and not tender their shares of Caremark common stock to Express Scripts. Express Scripts continues to believe that its offer constitutes a “superior proposal” to the proposed transaction between Caremark and CVS and is therefore taking the offer directly to Caremark stockholders.

Express Scripts intends, promptly following acceptance for exchange and exchange of shares of Caremark common stock in the offer, to seek to consummate a second-step merger of Caremark with and into a wholly-owned subsidiary of Express Scripts. If, at the time the second-step merger is to be consummated, Skadden, Arps, Slate, Meagher & Flom LLP does not render an opinion to Express Scripts that the second-step merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, notwithstanding anything to the contrary contained herein, Express Scripts may, in its sole discretion, modify the second-step merger such that the wholly-owned subsidiary of Express Scripts merges with and into Caremark, which may be followed by the merger of Caremark with and into Express Scripts or a wholly-owned limited liability company subsidiary of Express Scripts (we refer to such alternative merger in this prospectus/offer to exchange as a “reverse merger”).

In the second-step merger, each remaining share of Caremark common stock (other than shares of Caremark common stock owned by Caremark or Express Scripts (or their respective wholly-owned subsidiaries) or held by Caremark stockholders who properly exercise applicable dissenters’ rights under Delaware law, if available) will be converted into the right to receive the same number of shares of Express Scripts common stock and the same amount of cash per Caremark share as are received by Caremark stockholders pursuant to the offer. Subject to applicable law, Express Scripts reserves the right to amend the offer (including amending the number of shares of common stock to be exchanged, the offer price and the cash, stock or aggregate consideration to be offered in the second-step merger) upon entering into a merger agreement with Caremark, or to negotiate a merger agreement with Caremark not involving an exchange offer, in which event we would terminate the offer and the shares of Caremark common stock would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Express Scripts and Caremark. Such negotiated consideration may or may not include an additional cash payment in respect of any delay under the HSR Act.

Based on certain assumptions regarding the number of Caremark shares to be exchanged, Express Scripts estimates that if all shares of Caremark common stock are exchanged pursuant to the offer and the second-step merger, former Caremark stockholders would own, in the aggregate, approximately 57% of the outstanding shares of Express Scripts common stock, representing approximately 57% of the aggregate voting power of all Express Scripts common stock. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Ownership of Express Scripts After the Offer.”

Expiration Date of the Offer

The offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 17, 2007, unless further extended by Express Scripts. For more information, you should read the discussion below under the caption “The Exchange Offer — Extension, Termination and Amendment.”

Extension, Termination and Amendment

Subject to the applicable rules of the SEC and the terms and conditions of the offer, Express Scripts also expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the offer is open, (2) to delay acceptance for exchange of, or exchange of, shares of Caremark common stock in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Express Scripts to pay the consideration offered or to return shares of Caremark common stock deposited by or on behalf of stockholders promptly after the termination or withdrawal of the offer), (3) to amend or terminate the offer without accepting for exchange of, or exchanging, shares of Caremark common stock if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” under the subheading “Other Conditions” has occurred and (4) to amend the offer or to waive any conditions to the offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Express Scripts may choose to make any public announcement, Express Scripts will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Express Scripts acknowledges that Rule 14e-1(c) under the Exchange Act requires Express Scripts to pay the consideration offered or return the shares of Caremark common stock tendered promptly after the termination or withdrawal of the offer.

If Express Scripts increases or decreases the percentage of shares of Caremark common stock being sought or increases or decreases the cash, stock or aggregate consideration to be paid for shares of Caremark common stock pursuant to the offer and the offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If Express Scripts makes a material change in the terms of the offer (other than a change in the price to be paid in the offer or the percentage of securities sought) or in the information concerning the offer, or waives a material condition of the offer, Express Scripts will extend the offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the condition described under the subheading “The Exchange Offer — Conditions of the Offer — Minimum Tender Condition” below is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of the price to be paid in the offer or the percentage of shares sought in the offer, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

As used in this prospectus/offer to exchange, a “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. If, prior to the expiration date, Express Scripts increases the cash, stock or aggregate consideration being paid for shares of Caremark common stock accepted for exchange pursuant to the offer, such increased consideration will be received by all stockholders whose shares of Caremark common stock are exchanged pursuant to the offer, whether or not such shares of Caremark common stock were tendered prior to the announcement of the increase of such consideration.

Pursuant to Rule 14d-11 under the Exchange Act, Express Scripts may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to twenty business days in length following the expiration of the offer on the expiration date and acceptance for exchange of the shares of Caremark common stock tendered in the offer (we refer to this period in this prospectus/offer to exchange as a “subsequent offering period”). A subsequent offering period would be an additional period of time, following the first exchange of shares of Caremark common stock in the offer, during which stockholders could tender shares of Caremark common stock not tendered in the offer.

During a subsequent offering period, tendering stockholders would not have withdrawal rights and Express Scripts would promptly exchange and pay for any shares of Caremark common stock tendered at the same price paid in the offer. Rule 14d-11 under the Exchange Act provides that Express Scripts may provide a subsequent offering period so long as, among other things, (1) the initial period of at least 20 business days of the offer has expired, (2) Express Scripts offers the same form and amount of consideration for shares of Caremark common stock in the subsequent offering period as in the initial offer, (3) Express Scripts immediately accepts and promptly pays for all shares of Caremark common stock tendered during the offer prior to its expiration, (4) Express Scripts announces the results of the offer, including the approximate number and percentage of shares of Caremark common stock deposited in the offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration date and immediately begins the subsequent offering period and (5) Express Scripts immediately accepts and promptly pays for shares of Caremark common stock as they are tendered during the subsequent offering period. If Express Scripts elects to include a subsequent offering period, it will notify stockholders of Caremark by making a public announcement on the next business day after the expiration date consistent with the requirements of Rule 14d-11 under the Exchange Act.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to shares tendered in the offer and accepted for exchange. The same consideration will be received by stockholders tendering shares of Caremark common stock in the offer or in a subsequent offering period, if one is included. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

A request was made to Caremark pursuant to Rule 14d-5 under the Exchange Act for the use of Caremark’s stockholder lists and security position listings for the purpose of disseminating the offer to stockholders. Caremark complied with this request by mailing the original prospectus/offer to exchange, the original green letter of transmittal and other materials to record holders of shares of Caremark common stock and to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Caremark’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing. On January 4, 2007, Express Scripts delivered a request to Caremark pursuant to Section 220(b) of the DGCL requesting the right to inspect Caremark’s stock ledger, a list of Caremark stockholders and other books and records, and Caremark delivered this list to Express Scripts’ representatives on January 24, 2007.

Acceptance for Exchange, and Exchange, of Caremark Shares; Delivery of Express Scripts Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Express Scripts will accept for exchange promptly after the expiration date all shares of Caremark common stock validly tendered (and not withdrawn in accordance with the procedure set out in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights”) prior to the expiration date. Express Scripts shall exchange all shares of Caremark common stock validly tendered and not withdrawn promptly following the acceptance of shares of Caremark common stock for exchange pursuant to the offer. Express Scripts expressly reserves the right, in its discretion, but subject to the applicable rules of the SEC, to delay acceptance for and thereby delay exchange of shares of Caremark common stock in order to comply in whole or in part with applicable laws or if any of the conditions referred to in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” have not been satisfied or if any event specified in that section has occurred. If Express Scripts decides to include a subsequent offering period, Express Scripts will accept for exchange, and promptly exchange, all validly tendered shares of Caremark common stock as they are received during the subsequent offering period. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

In all cases (including during any subsequent offering period), Express Scripts will exchange all shares of Caremark common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of (1) the certificates evidencing such shares of Caremark common stock or timely confirmation (a “book-entry confirmation”) of a book-entry transfer of such shares of Caremark common stock into the exchange agent’s account at The Depository Trust Company pursuant to the procedures set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering,” (2) the original green letter of transmittal or revised blue letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined below) and (3) any other documents required under the original green letter of transmittal or revised blue letter of transmittal. This prospectus/offer to exchange refers to The Depository Trust Company as the “Book-Entry Transfer Facility.” As used in this prospectus/offer to exchange, the term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of the book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares of Caremark common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the original green letter of transmittal and revised blue letter of transmittal and that Express Scripts may enforce such agreement against such participant.

For purposes of the offer (including during any subsequent offering period), Express Scripts will be deemed to have accepted for exchange, and thereby exchanged, shares of Caremark common stock validly tendered and not properly withdrawn as, if and when Express Scripts gives oral or written notice to the exchange agent of Express Scripts’ acceptance for exchange of such shares of Caremark common stock pursuant to the offer. Upon the terms and subject to the conditions of the offer, exchange shares of Caremark common stock accepted for exchange pursuant to the offer will be made by deposit of the cash and stock consideration being exchanged therefor with the exchange agent, which will act as agent for tendering stockholders for the purpose of receiving the offer consideration from Express Scripts and transmitting such consideration to tendering stockholders whose shares of Caremark common stock have been accepted for exchange. Except for the $0.00481 per day cash payment expressly provided for herein, under no circumstances will Express Scripts pay interest on the offer consideration for shares of Caremark common stock, regardless of any extension of the offer or other delay in making such exchange.

If any tendered shares of Caremark common stock are not accepted for exchange for any reason pursuant to the terms and conditions of the offer, or if certificates representing such shares are submitted evidencing more shares of Caremark common stock than are tendered, certificates evidencing unexchanged or untendered shares of Caremark common stock will be returned, without expense to the tendering stockholder (or, in the case of shares of Caremark common stock tendered by book-entry transfer into the exchange agent’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering,” such shares of Caremark common stock will be credited to an account maintained at such Book-Entry Transfer Facility) promptly following the expiration or termination of the offer.

Shares of Caremark common stock previously validly tendered (and not withdrawn) in connection with our offer will be entitled to receive the consideration described in this prospectus/offer to exchange in the event such shares are accepted for exchange by Express Scripts and exchanged for the offer consideration.

Express Scripts reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to exchange all or any portion of the shares of Caremark common stock tendered pursuant to the offer, but any such transfer or assignment will not relieve Express Scripts of its obligations under the offer or prejudice the rights of tendering stockholders to exchange shares of Caremark common stock validly tendered and accepted for exchange pursuant to the offer.

Cash Instead of Fractional Shares of Express Scripts Common Stock

Express Scripts will not issue certificates representing fractional shares of Express Scripts common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Express Scripts common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of Express Scripts common stock on the expiration date.

Procedure for Tendering

In order for a holder of shares of Caremark common stock validly to tender shares of Caremark common stock pursuant to the offer, the exchange agent must receive prior to the expiration date the revised blue letter of transmittal or original green letter of transmittal previously circulated with the prospectus/offer to exchange dated

January 16, 2007 (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by such letter of transmittal, at one of its addresses set forth on the back cover of this offer and either (1) the certificates evidencing tendered shares of Caremark common stock must be received by the exchange agent at such address or such shares of Caremark common stock must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent (including an Agent’s Message), in each case prior to the expiration date or the expiration of the subsequent offering period, if any, or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

Tendering stockholders may continue to use the original green letter of transmittal and the original yellow notice of guaranteed delivery previously circulated with the prospectus/offer to exchange dated January 16, 2007, or they may use the revised blue letter of transmittal and the revised pink notice of guaranteed delivery circulated with this prospectus/offer to exchange. Stockholders using the original green letter of transmittal to tender their shares will nevertheless be deemed to be tendering pursuant to the terms and conditions contained in this prospectus/offer to exchange and the enclosed revised blue letter of transmittal and will receive (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of Express Scripts common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) Express Scripts’ acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii) if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, for each outstanding share of Caremark common stock validly tendered and not properly withdrawn before the expiration date if shares are accepted for exchange and exchanged by Express Scripts pursuant to this prospectus/offer to exchange. The last day the additional cash consideration will accrue on the shares of Caremark common stock will (1) in the case of clause (B), include the forty-fifth (45th) day following the date of such applicable expiration or termination and (2) in the case of clause (A), include the expiration date. The additional cash consideration is conditioned upon acceptance of shares of Caremark common stock for exchange in the offer and will be paid at the same time as the other consideration paid in the offer.

The method of delivery of share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The exchange agent will establish accounts with respect to the shares of Caremark common stock at the Book-Entry Transfer Facility for purposes of the offer within two business days after the date of this offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of shares of Caremark common stock by causing the Book-Entry Transfer Facility to transfer such shares of Caremark common stock into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of shares of Caremark common stock may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this offer prior to the expiration date or the expiration of the subsequent offering period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the exchange agent.

Signature Guarantees.  No signature guarantee is required on a letter of transmittal (1) if the letter of transmittal is signed by a registered holder of shares of Caremark common stock who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (2) if shares of Caremark common stock are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. If a certificate evidencing shares of Caremark common stock is registered in the name of a person other than the signer of the letter of transmittal, or if the offer consideration is to be delivered, or a share certificate not accepted for exchange or not tendered is to be returned, to a person other than the registered holder(s), then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the original green letter of transmittal and revised blue letter of transmittal.

Guaranteed Delivery.  If a stockholder desires to tender shares of Caremark common stock pursuant to the offer and such stockholder’s certificate evidencing such shares of Caremark common stock are not immediately available, such stockholder cannot deliver such certificates and all other required documents to the exchange agent prior to the expiration date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares of Caremark common stock may nevertheless be tendered, provided that all the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Express Scripts, is received prior to the expiration date by the exchange agent as provided below; and

(3) the share certificates (or a book-entry confirmation) evidencing all tendered shares of Caremark common stock, in proper form for transfer, in each case together with the original green letter of transmittal or revised blue letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the original green letter of transmittal and revised blue letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery (including the original yellow notice of guaranteed delivery previously circulated with the prospectus/offer to exchange dated January 16, 2007 or the revised pink notice of guaranteed delivery circulated with this prospectus/offer to exchange) may be delivered by hand or mail or by facsimile transmission to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in the notice of guaranteed delivery. The procedures for guaranteed delivery above may not be used during any subsequent offering period.

In all cases (including during any subsequent offering period), exchange of shares of Caremark common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of the certificates evidencing such shares of Caremark common stock, or a book-entry confirmation of the delivery of such shares of Caremark common stock (except during any subsequent offering period), and the original green letter of transmittal or the revised blue letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by such letter of transmittal.

Determination of Validity.  Express Scripts’ interpretation of the terms and conditions of the offer (including the original green letter of transmittal and the revised blue letter of transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Caremark common stock will be determined by Express Scripts, in its discretion, which determination shall be final and binding to the fullest extent permitted by law. Express Scripts reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or for exchange for which may, in the opinion of its counsel, be unlawful. Express Scripts also reserves the absolute right to waive any condition of the offer to the extent permitted by applicable law or any defect or irregularity in the tender of any shares of Caremark common stock of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares of Caremark common stock will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Express Scripts or any of their respective affiliates or assigns, the dealer managers, the exchange agent, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of shares of Caremark common stock pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the offer, as well as the tendering stockholder’s representation and warranty to Express Scripts that (1) such stockholder owns the tendered shares of Caremark common stock (and any and all other shares of Caremark common stock or other securities issued or issuable in respect of such shares of Caremark common stock), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered shares of Caremark common stock (and any and all other shares of Caremark common stock or other securities issued or issuable in respect of such shares of Caremark common stock) and (4) when the same are accepted for exchange by Express Scripts will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Express Scripts of shares of Caremark common stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Express Scripts upon the terms and subject to the conditions of the offer.

Appointment as Proxy.  By executing the original green letter of transmittal or the revised blue letter of transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering stockholder irrevocably appoints designees of Express Scripts as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in such letter of transmittal, to the full extent of such stockholder’s rights with respect to the shares of Caremark common stock tendered by such stockholder and accepted for exchange by Express Scripts (and with respect to any and all other shares of Caremark common stock or other securities issued or issuable in respect of such shares of Caremark common stock on or after the date of this offer). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered shares of Caremark common stock (and such other shares of Caremark common stock and securities). Such appointment will be effective when, and only to the extent that, Express Scripts accepts such shares of Caremark common stock for exchange. Upon appointment, all prior powers of attorney and proxies given by such stockholder with respect to such shares of Caremark common stock (and such other shares of Caremark common stock and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Express Scripts will, with respect to the shares of Caremark common stock (and such other shares of Caremark common stock and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such stockholder as they in their discretion may deem proper at any annual or special meeting of Caremark stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Express Scripts reserves the right to require that, in order for shares of Caremark common stock to be deemed validly tendered, immediately upon Express Scripts’ acceptance of shares of Caremark common stock for exchange, Express Scripts must be able to exercise full voting, consent and other rights with respect to such shares of Caremark common stock (and such other shares of Caremark common stock and securities).

The foregoing proxies are effective only upon acceptance for exchange of shares of Caremark common stock tendered pursuant to the offer. The offer does not constitute a solicitation of proxies (absent an exchange of shares of Caremark common stock) for any meeting of Caremark stockholders, which will be made only pursuant to separate proxy materials or consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

Backup Withholding.  Under the “backup withholding” provisions of U.S. Federal income tax law, the exchange agent may be required to withhold 28% of the amount of any payments pursuant to the offer or the second-step merger. In order to prevent backup withholding with respect to payments to certain stockholders for shares of Caremark common stock sold pursuant to the offer or cash received pursuant to the second-step merger, each such stockholder must provide the exchange agent with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute

Form W-9 in the original green letter of transmittal or revised blue letter of transmittal, or otherwise establish an exemption. Certain stockholders (including, among others, all corporations and certain non-U.S. individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the offer or the second-step merger may be subject to backup withholding. All stockholders surrendering shares of Caremark common stock pursuant to the offer or the second-step merger that are U.S. persons should complete and sign the Substitute Form W-9 included in the original green letter of transmittal or revised blue letter of transmittal to provide the information necessary to avoid backup withholding. Non-U.S. stockholders should complete and sign an applicable Form W-8 (a copy of which may be obtained from the exchange agent) in order to avoid backup withholding. See Instruction 9 of the original green letter of transmittal and revised blue letter of transmittal.

Withdrawal Rights

Tenders of shares of Caremark common stock made pursuant to the offer are irrevocable except that such shares of Caremark common stock may be withdrawn at any time prior to the expiration date and, unless such shares of Caremark common stock have been accepted for exchange by Express Scripts pursuant to the offer, may also be withdrawn at any time. If Express Scripts elects to extend the offer, is delayed in its acceptance for exchange of shares of Caremark common stock or is unable to accept shares of Caremark common stock for exchange pursuant to the offer for any reason, then, without prejudice to Express Scripts’ rights under the offer, the exchange agent may, on behalf of Express Scripts, retain tendered shares of Caremark common stock, and such shares of Caremark common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law. If Express Scripts decides to include a subsequent offering period, shares of Caremark common stock tendered during the subsequent offering period may not be withdrawn. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Extension, Termination and Amendment.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this offer. Any such notice of withdrawal must specify the name of the person who tendered the shares of Caremark common stock to be withdrawn, the number of shares of Caremark common stock to be withdrawn and the name of the registered holder of such shares of Caremark common stock, if different from that of the person who tendered such shares of Caremark common stock. If certificates evidencing shares of Caremark common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such shares of Caremark common stock have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Caremark common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Caremark common stock.

Withdrawals of shares of Caremark common stock may not be rescinded. Any shares of Caremark common stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares of Caremark common stock may be re-tendered at any time prior to the expiration date (or during the subsequent offering period, if any) by following one of the procedures described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Procedure for Tendering” (except shares of Caremark common stock may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Express Scripts, in its discretion, whose determination will be final and binding to the fullest extent permitted by law. None of Express Scripts or any of their respective affiliates or assigns, the dealer managers, the exchange agent, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Offer

Express Scripts will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Express Scripts will accept the tendered shares of common stock of Caremark for exchange after expiration of the offer. The announcement will be made by a press release.

Ownership of Express Scripts After the Offer

Upon consummation of the offer and the second-step merger, former Caremark stockholders would own in the aggregate approximately 57% of the outstanding shares of Express Scripts common stock, representing approximately 57% of the aggregate voting power on a fully diluted basis assuming that:

•	Express Scripts exchanges, pursuant to the offer or the second-step merger, all of the outstanding shares of Caremark common stock, which is assumed to be 426,009,443 (which is 426,600,623, the total number of shares reported to be outstanding on January 31, 2007, less 591,180 shares of Caremark stock currently owned by KEW Corp., a wholly-owned subsidiary of Express Scripts);

•	Express Scripts exchanges, pursuant to the offer or the second-step merger, the shares of Caremark common stock for all outstanding options to purchase shares of Caremark common stock, of which there were reported to be 19,987,000 as of December 31, 2006, based on the treasury stock method; and

•	135,649,703 shares of Express Scripts common stock were outstanding (excluding 23,791,878 shares held in treasury), 4,538,237 options outstanding and 842,928 shares of common stock were subject to stock settled appreciation rights (SSRs) as of December 31, 2006.

Material Federal Income Tax Consequences

The following is a summary of the material United States Federal income tax consequences to Caremark stockholders that exchange Caremark common stock for Express Scripts common stock and cash pursuant to the offer and the merger. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States Federal income taxation that may be applicable to Caremark stockholders in light of their particular circumstances or to Caremark stockholders subject to special treatment under United States Federal income tax law including, without limitation:

•	partnerships,

•	foreign persons,

•	certain financial institutions,

•	insurance companies,

•	tax-exempt entities,

•	dealers in securities,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	certain U.S. expatriates,

•	persons that hold Caremark common stock as part of a straddle, hedge, conversion transaction or other integrated investment,

•	Caremark stockholders whose functional currency is not the United States dollar, and

•	Caremark stockholders who acquired Caremark common stock through the exercise of employee stock options or otherwise as compensation.

This discussion is limited to Caremark stockholders that hold their Caremark common stock as capital assets and does not consider the tax treatment of Caremark stockholders that hold Caremark common stock through a partnership or other pass-through entity. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the material United States Federal income tax consequences to a Caremark stockholder of the exchange of Caremark common stock for Express Scripts common stock and cash pursuant to the offer and the second-step merger are as discussed below. This opinion is based on certain assumptions relating to the qualification of the offer and the second-step merger as a reorganization under 368(a) of the Code as described below.

Treatment as a reorganization.  Express Scripts intends that the offer and the second-step merger be treated as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, provided that certain assumptions are correct and certain other conditions relating to the offer and the merger are satisfied, including, among others, that:

(1) the value of the Express Scripts common stock issued to Caremark stockholders pursuant to the offer and the merger as a percentage of the total consideration furnished to Caremark stockholders in the offer and the merger will satisfy the continuity of shareholder interest requirement for corporate reorganizations, which, for Internal Revenue Service purposes, should be satisfied if the percentage is 40 or more, taking into account any cash paid as additional cash accruing on a daily basis, as provided herein, any cash issued in payments to persons perfecting appraisal rights and any acquisitions, in connection with the offer and the merger, by Express Scripts or any party related to Express Scripts, of shares of Express Scripts common stock issued to Caremark stockholders, such percentage generally being determined using the lesser of the value of the Express Scripts common stock on the date of acceptance of shares of Caremark common stock for exchange and such value on the date of the second-step merger is consummated,

(2) Express Scripts will continue Caremark’s historic business or will use a significant portion of Caremark’s historic business assets in a business,

(3) Express Scripts will acquire substantially all of Caremark’s assets pursuant to the offer and the merger,

(4) the offer and the second-step merger are properly treated as an integrated transaction for U.S. federal income tax purposes, and

(5) the offer and the merger will be consummated in accordance with the terms of this prospectus/offer to exchange.

This opinion will not be binding on the IRS or the courts, and we will not seek a ruling from the IRS with regard to the transactions. Accordingly, there can be no certainty that the IRS will not challenge the conclusions described below or that a court would not sustain such a challenge.

In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is based on and subject to the discussion contained in the previous paragraphs, the material United States federal income tax consequences to a Caremark stockholder of the exchange of Caremark common stock for Express Scripts common stock and cash pursuant to the offer and the merger would be as follows. Although there is no authority directly on point, the exchange of Caremark common stock for Express Scripts common stock and cash pursuant to the offer and the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly:

•	A Caremark stockholder that receives Express Scripts common stock and cash (including any additional cash received as additional cash consideration) in exchange for such stockholder’s Caremark common stock pursuant to the offer and the merger will realize gain equal to the excess, if any, of the sum of the fair market value of the Express Scripts common stock and the amount of cash received over such stockholder’s adjusted tax basis in the Caremark common stock exchanged therefor, but will recognize gain only to the extent of cash received (excluding cash received in lieu of fractional shares, which will be taxed as described below).

•	Such recognized gain will constitute capital gain, unless, as discussed below, the receipt of the cash has the effect of a distribution of a dividend for United States Federal income tax purposes, in which case such recognized gain will be treated as ordinary dividend income to the extent of such stockholder’s ratable share of Express Scripts’ accumulated earnings and profits.

•	Any capital gain recognized will constitute long-term capital gain if the Caremark stockholder’s holding period for the Caremark common stock exchanged is greater than one year as of the date of the exchange.

•	A Caremark stockholder that receives Express Scripts common stock and cash pursuant to the offer and the merger will recognize no loss on the exchange (except, possibly, in connection with cash received in lieu of fractional shares, as discussed below).

•	The aggregate tax basis of the shares of Express Scripts common stock received by a Caremark stockholder, including for this purpose any fractional share of Express Scripts common stock for which cash is received, in exchange for Caremark common stock pursuant to the offer and the merger will be the same as the aggregate tax basis of the Caremark common stock surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received in lieu of fractional shares) and increased by the amount of gain recognized.

•	The holding period of such shares of Express Scripts common stock will include the holding period of the Caremark common stock surrendered in exchange therefor.

Possible treatment of cash as a dividend.  In general, the determination of whether the gain recognized by a Caremark stockholder will be treated as capital gain or a dividend distribution will depend upon whether and to what extent the exchange reduces the Caremark stockholder’s deemed percentage stock ownership interest in Express Scripts. For purposes of this determination, a Caremark stockholder will be treated as if such stockholder first exchanged all of such stockholder’s Caremark common stock solely for Express Scripts common stock and then Express Scripts immediately redeemed a portion of such Express Scripts common stock in exchange for the cash that the stockholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if, with respect to the Caremark stockholder, the deemed redemption is (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In general, the deemed redemption will be “substantially disproportionate” with respect to a Caremark stockholder if the percentage described in (ii) below is less than 80% of the percentage described in (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Caremark stockholder will depend on the stockholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in such Caremark stockholder’s deemed percentage stock ownership of Express Scripts common stock. In general, that determination requires a comparison of (i) the percentage of the outstanding voting stock of Express Scripts that such Caremark stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by Express Scripts and (ii) the percentage of the outstanding voting stock of Express Scripts actually and constructively owned by such stockholder immediately after the deemed redemption by Express Scripts. In applying the foregoing tests, a stockholder may be deemed to own stock that is owned by other persons in addition to stock actually owned.

Because the constructive ownership rules are complex, each stockholder should consult its own tax advisor as to the applicability of these rules. The Internal Revenue Service has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and that exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such stockholder has any reduction in such stockholder’s percentage stock ownership.

Cash received in lieu of fractional shares.  Cash received in lieu of a fractional share of Express Scripts common stock will be treated as received in redemption of such fractional share interest, and a Caremark stockholder will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the Express Scripts common shares allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Caremark stockholder’s holding period in the Caremark common stock exchanged was greater than one year as of the date of the exchange.

Failure of offer to be treated as part of an integrated transaction that qualifies as a reorganization

Treatment of stockholders who tender their shares pursuant to the offer

If, contrary to expectations, the offer and the second-step merger are not treated as a single integrated transaction or if the offer is completed but the second-step merger does not occur, the offer would fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly:

•	A Caremark stockholder that receives shares of Express Scripts common stock and cash (including any cash received as additional cash accruing on a daily basis as provided herein) in exchange for such stockholder’s shares of Caremark common stock pursuant to the offer will recognize gain or loss equal difference between the sum of the fair market value of the shares of Express Scripts common stock and the amount of cash received and such stockholder’s adjusted tax basis in the shares of Caremark common stock exchanged therefor.

•	Such recognized gain will constitute capital gain or loss, and will constitute long-term capital gain or loss if the Caremark stockholder’s holding period for the shares of Caremark common stock exchanged is greater than one year as of the date of the exchange.

Treatment of stockholders who exchange their shares pursuant to the second-step merger

If the offer and the second-step merger are both consummated but are not treated as part of an integrated transaction, the treatment described above in “Treatment as a reorganization” would apply to Caremark stockholders who exchange their shares pursuant to the second-step merger.

Treatment if the reverse merger is consummated.  As discussed above, if, at the time the second-step merger is to be consummated, Skadden, Arps, Slate, Meagher and Flom LLP does not render an opinion that the second-step merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code because the assumption set forth above under the subheading entitled “Treatment as a reorganization” are not correct and certain other requirements are not satisfied, Express Scripts may, at its sole discretion, choose to effect the reverse merger. If the reverse merger is completed, stockholders who tender their shares in the offer and/or exchange their shares in the reverse merger may, if the assumptions set forth above under the subheading entitled “Treatment as a reorganization” and certain other requirements are satisfied, be treated as described in that section. If the assumptions set forth above under the subheading “Treatment as a reorganization” and certain other requirements are not satisfied, then such stockholders may be treated as described above under the subheading “Failure of offer to be treated as part of an integrated transaction that qualifies as a reorganization — Treatment of stockholders who tender their shares pursuant to the offer.”

CAREMARK STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE SECOND-STEP MERGER TO THEM.

Purpose and Structure of the Offer

The purpose of our offer is for Express Scripts to acquire control of, and ultimately the entire equity interest in, Caremark. Our offer is the first step in our plan to acquire all of the outstanding shares of Caremark common stock. We intend to promptly after completion of the offer seek to consummate a merger of Caremark into a wholly-owned subsidiary of Express Scripts (this merger is sometimes referred to as the second-step merger). Under certain circumstances described in the section entitled “The Exchange Offer,” Express Scripts may reverse the direction of the second-step merger and elect to consummate a merger of one of our wholly-owned subsidiaries with and into Caremark, which may be followed by a merger of Caremark into Express Scripts or a wholly-owned limited liability company subsidiary of Express Scripts. The purpose of this second-step merger is for Express Scripts to acquire all outstanding shares of Caremark common stock that were not acquired in the offer. In this second-step merger, each remaining share of Caremark common stock (other than shares held in treasury by Caremark or shares already owned by Express Scripts (or their respective wholly-owned subsidiaries) and other than shares held by Caremark stockholders who properly exercise applicable dissenter’s rights under Delaware law, if available) will be converted into the right to receive the same number of shares of Express Scripts common stock and the same amount of cash as are received by Caremark stockholders pursuant to the offer. After this second-step merger, the former Caremark stockholders will no longer have any ownership interest in Caremark but in Express Scripts.

Subject to applicable law, Express Scripts reserves the right to amend the offer (including amending the number of shares of common stock to be exchanged, the offer price and the consideration to be offered in the second-step merger) upon entering into a merger agreement with Caremark, or to negotiate a merger agreement with Caremark not involving an exchange offer, in which event we would terminate the offer and the shares of Caremark common stock would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Express Scripts and Caremark.

Statutory Requirements; Approval of the Second-Step Merger

Under the DGCL, the second-step merger would require the approval of Caremark’s board of directors and of the holders of a majority of the outstanding shares of Caremark common stock. If Express Scripts acquired, pursuant to the offer or otherwise, at least a majority of the outstanding shares of Caremark common stock, Express Scripts would, subject to approval of Caremark’s board of directors, have sufficient voting power to approve the second-step merger without the affirmative vote of any other stockholder of Caremark.

The exact timing and details of the second-step merger or any other merger or other business combination involving Caremark will necessarily depend upon a variety of factors, including the number of shares of Caremark common stock Express Scripts acquires pursuant to the offer. Although Express Scripts currently intends to propose the second-step merger generally on the terms described herein, it is possible that, as a result of substantial delays in its ability to effect such a transaction, actions Caremark may take in response to the offer, information Express Scripts obtains hereafter, changes in general economic or market conditions or in the business of Caremark or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. Express Scripts reserves the right not to propose the second-step merger or any other merger or other business combination with Caremark or to propose such a transaction on terms other than those described above.

Short-Form Merger

Under the DGCL, if Express Scripts acquires, pursuant to the offer or otherwise, at least 90% of the then outstanding shares of Caremark common stock, Express Scripts will be able to effect the second-step merger without approval of Caremark’s board of directors or a vote of Caremark stockholders. In such event, Express Scripts intends to take all necessary and appropriate action to cause the second-step merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of Caremark stockholders. If, however, Express Scripts does not acquire at least 90% of the outstanding shares of Caremark common stock pursuant to the offer or otherwise and a vote of Caremark stockholders is required under Delaware law, a significantly longer period of time would be required to effect the second-step merger (please see the section entitled “The Exchange Offer — Statutory Requirements; Approval of the Second-Step Merger” above).

Appraisal/Dissenters’ Rights

You do not have appraisal rights in connection with the offer. However, if the second-step merger is subsequently consummated between Express Scripts and Caremark, stockholders who have not tendered their shares of Caremark common stock in the offer will have certain rights under the DGCL to dissent from the second-step merger and demand appraisal, and to receive payment in cash of the fair value, of their shares of Caremark common stock. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares of Caremark common stock (exclusive of any element of value arising from the accomplishment or expectation of the second-step merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the corporation surviving the second-step merger. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the second-step merger on the amount determined to be the fair value of their shares of Caremark common stock. In determining the fair value of the shares of Caremark common stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Caremark common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the aggregate offer consideration per share of Caremark common stock in the offer or the consideration in the second-step merger.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders, which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

Express Scripts does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder in the second-step merger and the demand for appraisal of, and payment in cash for the fair value of, the shares of Caremark common stock. Express Scripts would, however, cause the corporation surviving from the second-step merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the consideration being offered in the second-step merger. In this regard, stockholders should be aware that opinions of investment banking firms, if any, as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 262.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE DISSENTERS’ RIGHTS UNDER DELAWARE LAW IN CONNECTION WITH THE SECOND-STEP MERGER. FAILURE TO FOLLOW THE STEPS REQUIRED FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Plans for Caremark

The purpose of the offer is for Express Scripts to acquire control of, and ultimately the entire interest in, Caremark. Express Scripts intends, promptly following acceptance for exchange, and exchange, of shares of Caremark common stock in the offer, to seek to consummate a second-step merger of Caremark with and into a wholly-owned subsidiary of Express Scripts. If, at the time the second-step merger is to be consummated, Skadden, Arps, Slate, Meagher & Flom LLP does not render an opinion to Express Scripts that the second-step merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, notwithstanding anything to the contrary contained herein, Express Scripts may, in its sole discretion, modify the second-step merger such that the wholly-owned subsidiary of Express Scripts merges with and into Caremark, which may be followed by the liquidation of Caremark or merger of Caremark with and into Express Scripts or a wholly-owned limited liability company subsidiary of Express Scripts. In the second-step merger, each remaining share of Caremark common stock (other than shares of Caremark common stock owned by Caremark or Express Scripts (or their respective wholly-owned subsidiaries) or held by Caremark stockholders who properly exercise applicable dissenters’ rights under Delaware law, if available) will be converted into the right to receive the same number of shares of Express Scripts common stock and the same amount of cash per Caremark share as are received by Caremark stockholders pursuant to the offer. If the offer is successful, Express Scripts intends to consummate the second-step merger as promptly as practicable.

Express Scripts has filed definitive proxy materials and a proxy supplement with the SEC in connection with the proxy solicitation to vote against adoption of the Caremark/CVS merger agreement and the approval of the merger contemplated thereby has mailed (or will be promptly mailing) these materials to Caremark stockholders of record as of January 15, 2007 who were entitled to vote at Caremark’s special meeting of stockholders originally scheduled for February 20, 2007 regarding the proposed CVS merger. Caremark postponed this special meeting and has rescheduled it for March 16, 2007. Assuming a quorum is present at the special meeting, a majority of outstanding shares of Caremark common stock must either be voted “AGAINST,” or abstain from voting on, the adoption of the Caremark/CVS merger agreement and the approval of the merger contemplated thereby in order to ensure that the merger is not approved. This will guarantee that the proposed CVS merger will not go forward, which is one of the conditions to this offer. However, the merger will be approved by Caremark stockholders if there is a quorum at such meeting and a majority of outstanding shares of Caremark common stock votes in favor of the proposed CVS merger. We do not intend to waive the condition relating to the proposed CVS merger. Express Scripts believes that Caremark’s board of directors has a fiduciary obligation to recommend against approval of the adoption of the Caremark/CVS merger agreement and the approval of the merger contemplated thereby and is obligated to recommend the offer to Caremark stockholders.

In furtherance of facilitating its offer, Express Scripts submitted a notice letter to Caremark on January 9, 2007, nominating four persons to be considered for election to the board of directors of Caremark at Caremark’s 2007 annual meeting of stockholders, which Express Scripts expects, based upon Caremark’s past practice, to be held in May 2007. We are proposing to nominate and elect these individuals to the Caremark board in order to facilitate the consideration and approval by the Caremark board of our offer which we believe is clearly in the best interests of Caremark stockholders. Caremark’s board of directors currently consists of eleven directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. As a result, if Express Scripts’ nominees are elected to Caremark’s board of directors, they will still not constitute a majority of Caremark’s board of directors as currently constituted. If necessary, Express Scripts intends to nominate additional persons to be considered for election to Caremark’s board of directors at Caremark’s 2008 annual meeting of stockholders and to ultimately replace a majority of the directors of Caremark with its own nominees. Express Scripts reserves the right, however, at any time to determine not to commence either proxy solicitation with respect to the election of these nominees (or to terminate any solicitation which has previously been commenced) if Express Scripts determines it to be in its best interests to do so or if Express Scripts determines that such solicitation is unnecessary, including, if Express Scripts determines, that the Board has (x) recommended against adoption of the Caremark/CVS merger agreement and the approval of the merger contemplated thereby, (y) recommended that Caremark stockholders accept the offer and (z) not adopted a “poison pill” or shareholders rights plan.

Express Scripts expects that its nominees to the Caremark board of directors, if elected to serve as directors of Caremark, would in their independent judgment and good faith, and subject to their fiduciary duties, support the offer and the second-step merger and use their best endeavors to convince a majority of the board of directors of Caremark to take actions necessary to render Section 203 of the DGCL inapplicable to the offer and the second-step merger and seek or grant other consents or approvals as may be desirable or necessary to expedite the prompt consummation of the offer and the second-step merger. Accordingly, election of these nominees could allow Caremark stockholders to determine whether to accept the offer and could be critical to the ultimate consummation of the offer and the second-step merger if Caremark’s current board of directors does not negotiate with Express Scripts. Express Scripts believes that Caremark’s board of directors has a fiduciary obligation to approve the offer and take any action necessary to render Section 203 of the DGCL inapplicable to the offer and the second-step merger and Express Scripts hereby requests that the Board do so.

If, and to the extent that Express Scripts (and/or any of Express Scripts’ subsidiaries) acquires control of Caremark or otherwise obtains access to the books and records of Caremark, Express Scripts intends to conduct a detailed review of Caremark’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the second-step merger, the business and operations of Caremark will, except as set forth in this offer, be continued substantially as they are currently being conducted, but Express Scripts expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize exploitation of Caremark’s potential in conjunction with Express Scripts’ businesses in light of Express Scripts’ and Express Scripts’ review or in light of future developments. Such changes could include, among other things, changes in Caremark’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to Caremark’s certificate of incorporation and bylaws.

Except as indicated in this offer, neither Express Scripts nor any of Express Scripts’ subsidiaries has any current plans or proposals which relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of Caremark or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Caremark or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Caremark or any of its subsidiaries, (4) any change in the current board of directors or management of Caremark or any change to any material term of the employment contract of any executive officer of Caremark, (5) any other material change in Caremark’s corporate structure or business, (6) any class of equity security of Caremark being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of Caremark becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Caremark Common Stock

The exchange of shares of Caremark common stock by Express Scripts pursuant to the offer will reduce the number of shares of Caremark common stock that might otherwise trade publicly and will reduce the number of holders of shares of Caremark common stock, which could adversely affect the liquidity and market value of the remaining shares of Caremark common stock held by the public. The extent of the public market for Caremark common stock and the availability of quotations reported in the over-the-counter market depends upon the number of stockholders holding Caremark common stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. According to Caremark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, (1) as of January 31, 2007, there were 426,600,623 shares of Caremark common stock (including 5,552,887 shares held in trust to be utilized in employee benefit plans) outstanding and (2) there were 13,352 holders of record of Caremark common stock as of January 31, 2007.

New York Stock Exchange Listing

The shares of Caremark common stock are quoted on the New York Stock Exchange. Depending upon the number of shares of Caremark common stock exchanged pursuant to the offer and the number of Caremark stockholders remaining thereafter, the shares of Caremark common stock may no longer meet the requirements of the New York Stock Exchange for continued listing and may be delisted from the New York Stock Exchange. According to the New York Stock Exchange’s published guidelines, the New York Stock Exchange would consider delisting the shares of Caremark common stock if, among other things, (1) the number of total stockholders of Caremark should fall below 400, (2) the number of total stockholders should fall below 1,200 and the average monthly trading volume for the shares of Caremark common stock is less than 100,000 for the most recent 12 months or (3) the number of publicly held shares of Caremark common stock (exclusive of holdings of officers and directors of Caremark and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

If, as a result of the exchange of shares of Caremark common stock pursuant to the offer or otherwise, the shares of Caremark common stock no longer meet the requirements of the New York Stock Exchange for continued listing and the listing of the shares of Caremark common stock is discontinued, the market for the shares of Caremark common stock could be adversely affected. If the New York Stock Exchange were to delist the shares of Caremark common stock, it is possible that the shares of Caremark common stock would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Caremark common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Express Scripts cannot predict whether the reduction in the number of shares of Caremark common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares of Caremark common stock or whether it would cause future market prices to be greater or less than the consideration being offered in the offer.

If Caremark common stock is not delisted prior to the second-step merger, then Caremark common stock will cease to be listed on the New York Stock Exchange upon consummation of the second-step merger.

Registration Under Exchange Act

Caremark common stock is currently registered under the Exchange Act. This registration may be terminated upon application by Caremark to the SEC if Caremark common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Caremark to holders of Caremark common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Caremark common stock. In addition, “affiliates” of Caremark and persons holding “restricted securities” of Caremark may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of Caremark common stock is not terminated prior to the second-step merger, then the registration of Caremark common stock under the Exchange Act will be terminated upon consummation of the second-step merger.

Margin Regulations

Shares of Caremark common stock are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the offer it is possible that the shares of Caremark common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Caremark common stock could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares of Caremark common stock under the Exchange Act were terminated, the shares of Caremark common stock would no longer constitute “margin securities.”

Conditions of the Offer

Notwithstanding any other provision of the offer and in addition to (and not in limitation of) Express Scripts’ right to extend and amend the offer at any time, in its discretion, Express Scripts shall not be required to accept for exchange any shares of Caremark common stock tendered pursuant to the offer, shall not be required to make any exchange for shares of Caremark common stock accepted for exchange and may extend, terminate or amend the offer, if immediately prior to the expiration of the offer (or substantially concurrently therewith) (or in the case of the Caremark/CVS Merger Condition, at any time immediately prior to the expiration of the offer or following the vote of Caremark stockholders referred to therein), in the judgment of Express Scripts, any one or more of the following conditions shall not have been satisfied:

Minimum Tender Condition

Caremark stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at least that number of shares of Caremark common stock that, when added to the shares of Caremark common stock then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the then outstanding shares of Caremark common stock on a fully-diluted basis.

Caremark/CVS Merger Condition

The Caremark/CVS merger agreement shall have been validly terminated on terms reasonably satisfactory to Express Scripts, and Express Scripts reasonably believing that Caremark could not have any liability, and CVS not having asserted any claim of liability or breach against Caremark, in connection with the Caremark/CVS merger agreement other than with respect to the possible payment of the termination fee required thereby.

Section 203 Condition

The board of directors of Caremark shall have approved the offer and the second-step merger described herein or any other business combination satisfactory to Express Scripts between Caremark and Express Scripts (and/or any of Express Scripts’ subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Express Scripts shall be satisfied that Section 203 does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination.

HSR Condition

Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer, shall have expired or shall have been terminated prior to the expiration of the offer.

Registration Statement Condition

The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Express Scripts shall have received all necessary state securities law or “blue sky” authorizations.

Stockholder Approval Condition

The stockholders of Express Scripts shall have approved the issuance of shares of Express Scripts common stock pursuant to the offer and the second-step merger as required under the rules of the NASDAQ Global Select Market.

NASDAQ Listing Condition

The shares of Express Scripts common stock to be issued to Caremark stockholders in the offer shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

Financing Condition

Express Scripts shall have received proceeds under the facilities contemplated by its commitments from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc. that, together with Express Scripts’ cash on hand, are sufficient to permit Express Scripts to complete the transactions contemplated by the offer and shall have remaining commitments sufficient to fund the second-step merger and to pay fees, expenses and other related amounts.

Diligence Condition

Express Scripts shall have completed to its satisfaction confirmatory due diligence of Caremark’s non-public information on Caremark’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Caremark’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the offer.

Other Conditions

Additionally, Express Scripts shall not be required to accept for exchange any shares of Caremark common stock tendered pursuant to the offer, shall not be required to make any exchange for shares of Caremark common stock accepted for exchange, and may extend, terminate or amend the offer, if at any time on or after date the date of this prospectus/offer to exchange and prior to the expiration of the offer any of the following events or facts shall have occurred:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which we refer to in this prospectus/offer to exchange as a “governmental authority”) (1) challenging or seeking to, or which, in the judgment of Express Scripts, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the offer or the provisions of this offer or, the acceptance for exchange of any or all of the shares of Caremark common stock by Express Scripts or any other affiliate of Express Scripts, or seeking to obtain damages in connection with the offer or the second-step merger; (2) seeking to, or which in the judgment of Express Scripts is reasonably likely to, prohibit or limit the full rights of ownership or operation by Caremark, Express Scripts or any of their affiliates of all or any of the business or assets of Caremark, Express Scripts or any of their affiliates or to compel Caremark, Express Scripts or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of Caremark, Express Scripts or any of their affiliates; (3) seeking to, or which in the judgment of Express Scripts is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of this prospectus/offer to exchange) in connection with the making of the offer, the acceptance for exchange, or exchange, of some or all of the shares of Caremark common stock by Express Scripts or any other affiliate of Express Scripts or the consummation by Express Scripts or any other affiliate of Express Scripts of the second-step merger or other business combination with Caremark, including, without limitation, the right to vote any shares of Caremark common stock acquired by Express Scripts pursuant to the offer or otherwise on all matters properly presented to Caremark stockholders; (4) seeking to require divestiture by Express Scripts or any other affiliate of Express Scripts of any shares of Caremark common stock; (5) seeking, or which in the judgment of Express Scripts is reasonably likely to result in, any material diminution in the benefits expected to be derived by Express Scripts or any other affiliate of Express Scripts as a result of the transactions contemplated by the offer, the second-step merger or any other business combination with Caremark; (6) relating to the offer or the proxy solicitation contemplated by this prospectus/offer to exchange which, in the judgment of Express Scripts, might materially adversely effect Caremark or any of its affiliates or Express Scripts or any other affiliate of Express Scripts or the value of the shares of Caremark common stock or (7) which in the judgment of Express Scripts could otherwise prevent, adversely affect or materially delay consummation of the offer, the second-step merger or the ability of Express Scripts to conduct proxy solicitations contemplated by this prospectus/offer to exchange;

(b) any approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority (including those referred to or described in this prospectus/offer to exchange in the section entitled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” below), other than in connection with the HSR Condition, shall not have been obtained on terms reasonably satisfactory to Express Scripts in its judgment, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been action taken or any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Express Scripts, Caremark or any subsidiary or affiliate of Express Scripts or Caremark or (2) the offer, the second-step merger or any other business combination with Caremark, by any legislative body or governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the offer, that in the judgment of Express Scripts might result, directly or indirectly, in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this offer is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Caremark or any of its affiliates or Express Scripts shall have become aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of Caremark or any of its affiliates or the value of the shares of Caremark common stock to Express Scripts or any of its affiliates;

(e) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the judgment of Express Scripts, might materially adversely affect, the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Caremark or its subsidiaries do business that could, in the judgment of Express Scripts, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Caremark or any of its affiliates or the trading in, or value of, the shares of Caremark common stock, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the offer or any material adverse change in the market price in the shares of Caremark common stock or (8) in the case of any of the foregoing existing at the time of commencement of the offer, a material acceleration or worsening thereof;

(f) (1) a tender or exchange offer for some or all of the shares of Caremark common stock has been publicly proposed to be made or has been made by another person (including Caremark or any of its subsidiaries or affiliates), or has been publicly disclosed, or Express Scripts otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Caremark (including the shares of Caremark common stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Caremark (including the shares of Caremark common stock) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this offer, (2) any such person or group which, on or prior to the date of this offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Caremark, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Caremark constituting 1% or more of any such class or series, (3) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the shares of Caremark common stock or a merger, consolidation or other business combination with or involving Caremark or any of its subsidiaries or (4) any person (other than Express Scripts) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Caremark or any assets, securities or subsidiaries of Caremark;

(g) Caremark or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of Caremark common stock or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Caremark common stock or other securities; (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of Caremark common stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Caremark common stock pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of this offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Caremark; (5) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Caremark including by adoption of a shareholders rights plan which has not otherwise been terminated or rendered inapplicable to the offer and the second-step merger prior to the expiration of the offer; (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the judgment of Express Scripts, burdensome covenants or security provisions; (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract (other than termination of the Caremark/CVS merger agreement reasonably on terms satisfactory to Express Scripts) or other right of Caremark or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Express Scripts’ judgment, has or may have material adverse significance with respect to either the value of Caremark or any of its subsidiaries or affiliates or the value of the shares of Caremark common stock to Express Scripts or any of its subsidiaries or affiliates; (9) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the offer, the acceptance for exchange, or exchange, some of or all the shares of Caremark common stock by Express Scripts or the consummation of any merger or other business combination involving Caremark and Express Scripts (and/or any of Express Scripts’ subsidiaries); (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Caremark or any of its subsidiaries, or Express Scripts shall have become aware of any such action which was not previously announced; or (11) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Express Scripts becomes aware that Caremark or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this offer;

(h) (1) any event shall have occurred which would result in the failure of a representation or warranty of Caremark contained within the Caremark/CVS merger agreement to be true and correct had such representation or warranty been made as of the date of such event or (2) Caremark shall have taken any action prohibited by the Caremark/CVS merger agreement, in either case without giving effect to any waiver or condition under the Caremark/CVS merger agreement, any amendment thereto or any termination thereof;

(i) Express Scripts or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Caremark providing for a merger or other business combination with Caremark or any of its subsidiaries or the purchase or exchange of securities or assets of Caremark or any of its subsidiaries, or Express Scripts and Caremark reach any other agreement or understanding, in either case, pursuant to which it is agreed that the offer will be terminated;

(j) Caremark or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving Caremark or any of its subsidiaries or the purchase or exchange of securities or assets of Caremark or any of its subsidiaries any type of option, warrant or right which, in Express Scripts’ judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Caremark common stock or other securities, assets or business of Caremark or any of its subsidiaries), (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange or (3) amended the Caremark/CVS merger agreement in any material respect; or

(k) Caremark stockholders shall have adopted the Caremark/CVS merger agreement or there shall have been a business combination consummated between Caremark and CVS;

which in the reasonable judgment of Express Scripts in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with acceptance for exchange, or exchange, of shares of Caremark common stock.

The foregoing conditions are for the sole benefit of Express Scripts and may be asserted by Express Scripts regardless of the circumstances giving rise to any such condition or, other than the “HSR Condition,” “Stockholder Approval Condition,” “Registration Statement Condition,” and “NASDAQ Listing Condition,” may be waived by Express Scripts in whole or in part at any time and from time to time prior to the expiration of the offer in its discretion. To the extent Express Scripts waives a condition set forth in this section with respect to one tender, Express Scripts will waive that condition with respect to all other tenders. The failure by Express Scripts at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer. Any determination by Express Scripts concerning any condition or event described in this prospectus/offer to exchange shall be final and binding on all parties to the fullest extent permitted by law.

Dividends and Distributions

If, on or after the date of this prospectus/offer to exchange, Caremark:

•	splits, combines or otherwise changes the shares of Caremark common stock or its capitalization;

•	acquires or otherwise causes a reduction in the number of outstanding shares of Caremark common stock; or

•	issues or sells any additional shares of Caremark common stock (other than shares of Caremark common stock issued pursuant to, and in accordance with, the terms in effect on the date of this offer of employee stock options or stock units outstanding prior to such date), shares of any other class or series of capital stock of Caremark or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the foregoing, or any other ownership interest (including, without limitation, any phantom interest), of Caremark then, without prejudice to Express Scripts’ rights under the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer,” Express Scripts may make such adjustments to the offer consideration and other terms of the offer and the second-step merger (including the number and type of securities to be exchanged) as it deems appropriate to reflect such split, combination or other change.

If, on or after the date of this prospectus/offer to exchange, Caremark declares, sets aside, makes or pays any dividend, including, without limitation, any regular quarterly cash dividend, on the shares of Caremark common stock or makes any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the shares of Caremark common stock that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Express Scripts or its nominee or transferee on Caremark’s stock transfer records of the shares of Caremark common stock exchanged pursuant to the offer, then, without prejudice to Express Scripts’ rights under “The Exchange Offer — Extension, Termination and Amendment” and “The Exchange Offer — Conditions of the Offer”:

•	the consideration per share of Caremark common stock payable by Express Scripts pursuant to the offer will be reduced to the extent any such dividend or distribution is payable in cash; and

•	the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (1) be received and held by the tendering stockholders for the account of Express Scripts and will be required to be promptly remitted and transferred by each tendering stockholder to the exchange agent for the account of Express Scripts, accompanied by appropriate documentation of transfer or (2) at the direction of Express Scripts, be exercised for the benefit of Express Scripts, in which case the proceeds of such exercise will promptly be remitted to Express Scripts.

Pending such remittance and subject to applicable law, Express Scripts will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire offer consideration or deduct from the offer consideration the amount or value thereof, as determined by Express Scripts in its discretion.

Source and Amount of Funds

Amount of Funds Required

Express Scripts estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger will be approximately $15.1 billion, which estimated total amount includes:

•	payment of the cash portion of the offer consideration required to acquire all of the outstanding shares of Caremark common stock pursuant to the exchange offer and the second-step merger;

•	refinancing of existing indebtedness of Express Scripts; and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above, including the termination fee and expense reimbursement described in the CVS termination condition.

We expect to have sufficient funds to complete the transactions contemplated by the exchange offer and the second-step merger and to pay fees, expenses and other related amounts through a combination of (1) Express Scripts’ and Caremark’s cash on hand and (2) borrowings under the proposed credit facility.

Commitments

We have obtained commitments from Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as lead arrangers, and Credit Suisse, Cayman Islands Branch and Citicorp North America, Inc. to provide, subject to certain conditions, senior bank financing of up to $15.0 billion under a proposed new credit facility that will replace our current credit facility dated October 14, 2005 with, among others, Credit Suisse, Cayman Islands Branch, and Citigroup Global Markets Inc. and to pay the cash consideration in connection with the offer and the second-step merger. Up to $12.55 billion of the funds contemplated to be provided by these commitments will be used to finance the cash portion of the consideration to be paid to Caremark stockholders in connection with the offer and the second-step merger. The following is a summary of the material terms of these commitments. The documentation governing the credit facilities contemplated by these commitments has not been finalized, and accordingly, the actual terms may differ from the summary below. Express Scripts does not currently have any alternative arrangements or alternative plans with respect to financing the cash consideration in the offer and the second-step merger. In connection with their rights and obligations under the commitments, Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets, Inc. and Citicorp North America, Inc. have assigned an aggregate of $6.0 billion of the commitments, in equal installments, to each of The Royal Bank of Scotland plc, Wachovia Bank, National Accounts — Wachovia Capital Markets, LLC and Calyon Corporate and Investment Bank — Credit Agricole Group.

Initial Facilities

Upon the satisfaction of conditions to the initial financing described below, Express Scripts will have access to three senior secured borrowing facilities:

•	an “initial term loan A” in an aggregate principal amount of up to $1.45 billion;

•	an “initial revolving credit facility” in an aggregate principal amount of up to $1.0 billion, which, together with the initial term loan A, will be used primarily to refinance amounts outstanding under Express Scripts’ existing credit facility, to pay related transaction fees and expenses and for general corporate purposes; and

•	an “initial exchange facility” in an aggregate principal amount of up to $12.55 billion, which will be used to fund the cash portion of the consideration to be paid to Caremark stockholders pursuant to the offer and the second-step merger.

Rollover Facilities

Concurrently with the consummation of the second-step merger, each of the initial term loan A, the initial revolving credit facility and the initial exchange facility will be rolled over into permanent senior secured loan facilities, and any incremental term loan proceeds available under permanent facilities will be available for the cash consideration payable in the second-step merger on the terms described below:

•	a “permanent term A loan” with a maturity date of six years in an aggregate principal amount of up to $4.5 billion; the permanent term A loan will amortize over the life of the loan in the following percentages of the initial aggregate principal amount of the loan: 5%, 5%, 10%, 15%, 20% and 45%;

•	a “permanent term B loan” with a maturity date of seven years in an aggregate principal amount of up to $9.5 billion; the permanent term B loan will amortize in equal quarterly installments in annualized amounts of 1% for the first 6 3/4 years of the loan, with the balance of the permanent term B loan due at the loan’s maturity; and

•	a “permanent revolving credit facility” in an aggregate principal amount of up to $1.0 billion.

Express Scripts will be entitled to additional loans of up to $1.0 billion under certain circumstances. The terms of the commitment letter contemplate that each of the permanent loan facilities will also be available to Express Scripts on similar terms in the event that Express Scripts is able to consummate a negotiated transaction with Caremark.

Interest; Unused Commitment Fee

Each loan will bear interest at a “LIBO Rate” or “Alternate Base Rate” (as contemplated by the commitment letter) plus the margin described in the chart below. Interest periods on LIBO Rate-based loans may be seven or fourteen days, or one, two, three or six months or, if then available to all applicable lenders, nine or twelve months, at Express Scripts’ option. Interest will accrue on the LIBO Rate-based loans on the basis of a 360-day year and will be payable on the last business day of the applicable interest period or, if earlier, at the end of each three month period after commencement of such interest period. Interest will accrue on Alternate Base Rate-based loans on the basis of a 365-day year (or 360-day year if based on the Federal Funds Rate) and shall be payable quarterly in arrears. Unused loan commitments will be subject to an unused commitment fee as described in the chart below.

Initial Facilities

	LIBO Rate	Alternate Base	Unused
Loan	Margin	Rate Margin	Commitment Fee

Initial Revolving Facility	1.75%	0.75%	0.50%
Initial Term Loan A	1.75%	0.75%	N/A
Initial Exchange Facility	2.00%	1.00%	N/A

Rollover Facilities

	LIBO Rate	Alternate Base	Unused
Loan	Margin	Rate Margin	Commitment Fee

Permanent Revolving Facility	1.75%	0.75%	0.375%
Permanent Term A Loan	1.75%	0.75%	N/A
Permanent Term B Loan	2.00%	1.00%	N/A

Commencing on the date of delivery of a quarterly compliance certificate covering a period of at least three full months after the closing date, the applicable margins for the permanent term A loan and permanent revolving facility will be determined pursuant to a to be determined leverage ratio based grid.

Conditions to Borrowing

Borrowing under the initial facilities will be subject to certain conditions. Set forth below is a description of the material conditions to borrowing under the initial facilities:

•	the offer shall be consummated in accordance with applicable law, in accordance in all material respects with the terms described in the commitment letter and otherwise on terms and conditions reasonably satisfactory to the lead arrangers;

•	the Form S-4 of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued nor shall there have been proceedings for that purpose initiated or threatened, and all shares issuable pursuant to the offer and the second-step merger shall have been approved for listing by NASDAQ and shall have received all necessary securities laws authorizations;

•	Express Scripts shall have acquired a majority of the outstanding voting shares on a fully-diluted basis of Caremark pursuant to the offer; and

•	the accuracy of the representations and warranties of Express Scripts in the definitive agreements governing the loan facilities and no matured or unmatured event of default shall exist with respect to such facilities.

Borrowing under the initial facilities will also be subject to the following conditions which will also be conditions to borrowing under the rollover facilities:

•	the lenders shall be satisfied that any shareholders’ rights plan, each similar plan or charter or by-law provision and each anti-takeover or similar statute are and will be inapplicable to the offer, the second-step merger and other transactions referred to in the commitment letters.

•	the lenders shall have access, e.g., through public filings, to or have been provided (a) consolidated financial statements, including balance sheets and income and cash flow statements, and the related auditor’s report, of each of (1) Express Scripts and its subsidiaries and (2) Caremark and its subsidiaries as of the end of and for each of the last 3 fiscal years ended at least 90 days prior to the applicable closing date; such statements shall have been audited by independent public accountants of recognized national standing and prepared in conformity with U.S. GAAP and (b) unaudited interim financial statements for each quarterly period ended since the most recently ended fiscal year and at least 45 days prior to the applicable closing date (and for the comparable prior year quarterly period) of each of (1) Express Scripts and its subsidiaries and (2) Caremark and its subsidiaries, prepared in the same manner as the historical audited financial statements.

•	after completion of the second-step merger, Express Scripts and its subsidiaries (in the case of the consummation of the offer, other than Caremark and its subsidiaries) shall have outstanding no indebtedness or preferred stock other than (a) the loans and other extensions of credit under the loan facilities contemplated by the commitments and (b) other limited indebtedness as agreed to by the parties.

•	all fees and expenses due to the lead arrangers, the administrative agent, the syndication agent, the documentation agent (all as defined in the commitment letter) and the lenders shall have been paid in full.

•	Credit Suisse Securities (USA) LLC, as administrative agent, shall have received (a) opinions addressed to the administrative agent and the lenders from counsel to Express Scripts and its subsidiaries reasonably satisfactory to the administrative agent, and such corporate resolutions, certificates (including a solvency certificate) and other documents as the lead arrangers reasonably request and (b) first-priority perfected security interests in the collateral (free and clear of all liens, subject to permitted exceptions) and related lien and judgment searches.

•	the administrative agent shall have received, at least five business days in advance of the applicable loan closing date, all documentation required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations including the USA Patriot Act.

•	the refinancing shall be consummated simultaneously with the applicable loan closing in accordance with the law and under the terms of the commitment letter.

Borrowings under the rollover facilities are also subject to the following additional conditions precedent:

•	each of the conditions for the offer shall have previously been satisfied, and the second-step merger shall have been consummated in accordance with applicable law, in accordance with all material respects with the terms described in the commitment letter and otherwise on terms and conditions reasonably satisfactory to the lead arrangers;

•	after giving effect to these transactions, Express Scripts and its subsidiaries (including Caremark and its subsidiaries) shall have outstanding no indebtedness or preferred stock other than under the facilities contemplated by the commitment letter and limited indebtedness as otherwise agreed upon.

The loan facilities are also, among other things, subject to:

•	the condition that since September 30, 2006 there has not been any event, occurrence, development or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Caremark;

•	the negotiation, execution and delivery of definitive documentation with respect to the facilities consistent with the exhibits to the commitment letter and otherwise reasonably satisfactory to the lead arrangers and their counsel; and

•	Express Scripts’ payment of all fees agreed by it to be paid in connection with the loan facilities.

Maturity

Express Scripts expects that:

•	subject to rollover (as described above) the contemplated initial term loan A will mature one year after consummation of the offer; provided however, that the maturity may be extended for up to an additional six months with the consent of at least 80% of the lenders;

•	the contemplated revolving credit facility will terminate six years after the consummation of the offer; and

•	subject to rollover (as described above) the contemplated initial exchange facility will mature one year after consummation of the offer; provided however, that the maturity may be extended for up to an additional six months with the consent of at least 80% of the lenders.

Prepayments and Repayments

The initial facilities may be voluntarily repaid without premium or penalty, subject to Express Scripts’ payment of breakage costs in connection with any LIBO Rate-based loan.

Subject to certain exceptions and reductions, the permanent term A loan and the permanent term B loan will be mandatorily prepaid on a pro rata basis with (a) 50% of “excess cash flow” as such term will be agreed to by the parties, (b) 100% of the net cash proceeds of any sales or other dispositions of property and (c) 100% of the net cash proceeds of issuances, offerings or placements of debt securities by Express Scripts and its subsidiaries.

Express Scripts anticipates that the combined company’s future cash flow from operations will be sufficient to allow Express Scripts to continue investing in its business through capital expenditures, repay its indebtedness and provide funding for other corporate purposes. The proposed credit facilities contain certain minimum repayment obligations and provide for voluntary prepayment of indebtedness at any time without premium or penalty. Express Scripts anticipates voluntarily prepaying some portion of indebtedness. Specifically, Express Scripts expects indebtedness at December 31, 2007 to be approximately 3.6x EBITDA. As a result of scheduled payments and prepayments, Express Scripts anticipates that its indebtedness will be approximately 2.3x EBITDA by December 31, 2009 and approximately 1.3x EBITDA by December 31, 2011.

Information regarding the uncertainties associated with realizing these voluntary prepayments is described in the section of this prospectus/offer to exchange entitled “Risk Factors.”

Guarantees and Collateral

The initial facilities and rollover facilities will be jointly and severally guaranteed on a senior basis by, if applicable, any entity formed to own the capital stock of Express Scripts and all direct and indirect (existing and future) material domestic subsidiaries of Express Scripts, other than:

•	those subsidiaries designated as exempt subsidiaries, of which the total assets are not equal to or greater than 10% of Express Scripts’ consolidated total assets;

•	those subsidiaries prohibited by law from guaranteeing the obligations of Express Scripts; and

•	Caremark and its subsidiaries.

The initial exchange facility will be secured by a first-priority perfected lien on all of the capital stock of Caremark acquired pursuant to the offer.

The initial facilities (excluding the initial exchange facility) and the rollover facilities will be secured by a first-priority perfected lien on all of the capital stock of each direct and indirect material subsidiary of Express Scripts (other than the exempt subsidiaries referred to above) and, to the extent a company is formed to hold all of the capital stock of Express Scripts, on the capital stock of Express Scripts; provided however, that (1) no more than 65% of the voting equity interests of first tier non-U.S. subsidiaries will be pledged as security and no equity interests of other non-U.S. subsidiaries will be pledged and (2) the shares in Caremark will not be pledged to the extent necessary to comply with margin regulations.

Representations and Warranties; Covenants; Events of Default.

The terms of the facilities will include customary representations and warranties, customary affirmative and negative covenants, customary financial covenants, and customary events of default.

Certain Legal Matters; Regulatory Approvals

General

Express Scripts is not aware of any governmental license or regulatory permit that appears to be material to Caremark’s business that might be adversely affected by Express Scripts’ acquisition of shares of Caremark common stock pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Express Scripts’ acquisition or ownership of shares of Caremark common stock pursuant to the offer. Should any of these approvals or other actions be required, Express Scripts currently contemplates that these approvals or other actions will be sought. There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Caremark’s business or certain parts of Caremark’s or Express Scripts’, or any of their respective subsidiaries’, businesses might not have to be disposed of or held separate, any of which could cause Express Scripts to elect to terminate the offer without the exchange of shares of Caremark common stock under the offer. Express Scripts’ obligation under the offer to accept for exchange, and exchange, shares of Caremark common stock is subject to certain conditions. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer.”

Antitrust

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The exchange of shares of Caremark common stock pursuant to the offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Express Scripts filed a Notification and Report Form with respect to the offer and the second-step merger with the Antitrust Division and the FTC on January 3, 2007. On January 31, 2007, Express Scripts announced that it intended voluntarily to withdraw, and on February 2, 2007 it voluntarily withdrew, the Notification and Report Form with respect to the offer and second-step merger filed with the Antitrust Division and the FTC. On February 6, 2007, Express Scripts re-filed the Notification and Report Form with the Antitrust Division and the FTC. On March 8, 2007, prior to the expiration of the waiting period under the HSR Act, Express Scripts received a request for additional information, commonly referred to as a second request, from the FTC. The waiting period has now been extended until 12:00 midnight, New York City time, on the thirtieth day after Express Scripts has made a proper response to that request as specified by the HSR Act and the implementing rules. Thereafter, the waiting period can be extended only by court order or as agreed to by Express Scripts. Shares of Caremark common stock will not be accepted for exchange, or exchanged, pursuant to the offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer.” Subject to certain circumstances described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Extension, Termination and Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Please see the section of this prospectus/offer to exchange entitled “Withdrawal Rights.”

As of the date of this prospectus/offer to exchange, twenty-one states had asked us to enter into a confidentiality agreement with them to voluntarily provide them with information regarding the transaction. Additionally, the State of Florida has issued an Antitrust Civil Investigative Demand requesting certain information relating to the proposed transaction. Such requests and investigations are common and Express Scripts is cooperating with these requests.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Express Scripts’ acquisition of shares pursuant to the offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the offer or seeking divestiture of the shares so acquired or divestiture of Express Scripts’ or Caremark’s material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which Caremark is engaged, Express Scripts does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Please see the section of this prospectus/offer to exchange entitled “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Insurance Regulatory Clearance

According to Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006, Caremark owns SilverScript Insurance Company, an insurance company which is domiciled in Tennessee. Accordingly, before it can acquire indirect control of SilverScript through its acquisition of Caremark, Express Scripts will be required to obtain regulatory clearance from the Tennessee Insurance Commissioner. Express Scripts is in the process of seeking regulatory clearance from the Tennessee Department of Commerce and Insurance and does not expect issues or delays in connection therewith.

Please see the section of this prospectus/offer to exchange entitled “The Exchange Offer — Conditions of the Offer” for certain conditions to the offer.

State Takeover Statutes

Section 203 of the DGCL

The offer is subject to the condition that the board of directors of Caremark shall have approved the offer and the second-step merger or any other business combination satisfactory to Express Scripts between Caremark and Express Scripts (and/or any of Express Scripts’ subsidiaries) pursuant to the requirements of Section 203 of the DGCL, or Express Scripts shall be satisfied that Section 203 does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination. This condition will be satisfied if (1) prior to the acceptance for exchange of shares of Caremark common stock pursuant to the offer, Caremark’s board of directors (x) shall have unconditionally approved the offer and the second-step merger or (y) shall have approved each of Express Scripts and its subsidiaries as an “interested stockholder” or (2) there are validly tendered and not withdrawn prior to the expiration date a number of shares of Caremark common stock that, together with the shares of Caremark common stock then owned by Express Scripts, would represent at least 85% of the shares of Caremark common stock outstanding on the date hereof (excluding shares of Caremark common stock owned by certain employee stock plans and persons who are directors and also officers of Caremark).

Section 203 of the DGCL would otherwise apply to the second-step merger or any other “business combination” (as defined in Section 203) involving Express Scripts (and/or Express Scripts or any of its subsidiaries) and Caremark. Section 203 could significantly delay Express Scripts’ (and/or Express Scripts’ or any of its subsidiaries’) ability to acquire the entire equity interest in Caremark. Section 203, in general, prevents an “interested stockholder” (generally, a stockholder and an affiliate or associate thereof owning 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time such stockholder became an interested stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares of stock owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203, and such amendment is approved by (in addition to any other required vote) the affirmative vote of a majority of the shares of Caremark common stock entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to the date of such adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors. The description of Section 203 above is qualified in its entirety by reference to such section, a copy of which is attached to this prospectus/offer to exchange as Annex A.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the second-step merger or another business combination following the exchange of shares of Caremark common stock pursuant to the offer in which Express Scripts seeks to acquire the remaining shares of Caremark common stock not held by it. Express Scripts believes that Rule 13e-3 should not be applicable to the second-step merger; however, the SEC may take a different view in the event that nominees of Express Scripts constitute a majority of Caremark’s board of directors at the time of the second-step merger. Rule 13e-3 requires, among other things, that certain financial information concerning Caremark and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Other State Takeover Statutes

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the offer or the second-step merger, Express Scripts believes that there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Caremark, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Express Scripts does not know whether any of these laws will, by their terms, apply to the offer or the second-step merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Express Scripts will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the offer or the second-step merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer, Express Scripts might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Express Scripts might be unable to accept for exchange any shares of Caremark common stock tendered pursuant to the offer, or be delayed in continuing or consummating the offer and the second-step merger. In such case, Express Scripts may not be obligated to accept for exchange any shares of Caremark common stock tendered.

The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or such provisions thereof and is qualified in its entirety by reference to the DGCL and the Exchange Act.

Delaware Litigation

On January 10, 2007, Express Scripts and a subsidiary of Express Scripts filed a complaint in the Delaware Court of Chancery against CVS, Caremark, a subsidiary of Caremark and Caremark’s directors. Express Scripts filed an amended complaint on January 29, 2007. The complaint challenges the validity of the deal protection provisions, including the $675 million termination fee, in the Caremark/CVS merger agreement. Express Scripts alleges that these unlawful deal protection provisions are preventing the Caremark directors from properly exercising their fiduciary duties and the Caremark stockholders from receiving nearly $5 billion (measured as of December 15, 2006) more in value for their shares from Express Scripts’ proposal.

In its Report on Form 8-K filed with the SEC on January 8, 2007, Caremark stated that its board “cannot envision any scenario where it would be willing to trigger the imposition of a $675 million break up fee without having a competing party obligated to fund that payment.” One of the ways under the Caremark/CVS merger agreement that the termination fee can be “triggered” is if the Caremark board changes its recommendation in favor of the proposed CVS merger. Express Scripts argues in its complaint that it is a breach of the Caremark board’s fiduciary duties to require a third party, such as Express Scripts, to contractually agree to advance Caremark $675 million before the board would consider another proposal or change its recommendation to its stockholders.

As a result of this, and other deal protection provisions found in the Caremark/CVS merger agreement, including a “no-shop” provision, “last look” provision, and a “force the vote” provision, Express Scripts has requested, among other things, that the Delaware Court of Chancery (i) declare and decree that the $675 million termination fee provision and the other deal protection provisions in the Caremark/CVS merger agreement are unlawful and invalid, null and void, and of no further effect; (ii) declare and decree that the $675 million provision amounts to an unreasonable liquidated damages provision and a coercive penalty that is unlawful and invalid, null and void, and of no further effect; (iii) declare and decree that Caremark’s directors are inequitably manipulating Caremark’s corporate processes in order to thwart Express Scripts’ ability to run an effective proxy contest regarding the proposed CVS merger; (iv) declare and decree that CVS is liable for aiding and abetting the breaches of fiduciary duty by the individual defendants; (v) temporarily, preliminarily and permanently enjoin Caremark and its employees, agents and all persons acting on its behalf from taking further steps or any actions toward consummation of the Caremark/CVS merger agreement, including enjoining Caremark’s stockholder meeting until Caremark directors properly review and fully inform the Caremark stockholders of Express Scripts’ offer pursuant to their fiduciary duties; and (vi) grant such other and further relief as the Court may deem just and proper, including the costs and disbursements of this action and reasonable attorneys’ fees.

Express Scripts also sought a declaration that its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, had not violated any applicable professional or ethical obligations in connection with its representation of Express Scripts in its exchange offer for all of the outstanding shares of Caremark stock, that Skadden, Arps, Slate, Meagher & Flom LLP has not breached the terms of a joint defense agreement entered into in 2003 between Caremark and Skadden, Arps, Slate, Meagher & Flom LLP’s former client, now a subsidiary of Caremark, related to certain antitrust matters stemming from Caremark’s acquisition of such subsidiary, and that such subsidiary, pursuant to an engagement letter, waived any purported conflict of interest Skadden, Arps, Slate, Meagher & Flom LLP might have in connection with its representation of Express Scripts. Express Scripts also requests that the Court of Chancery issue an injunction prohibiting Caremark and such subsidiary from bringing an action in any other Court seeking to prevent Skadden, Arps, Slate, Meagher & Flom LLP from representing Express Scripts.

On January 15, 2007, Caremark filed a motion seeking to disqualify Skadden, Arps, Slate, Meagher & Flom LLP from its continued representation of Express Scripts in connection with the proposed acquisition of Caremark. On January 19, 2007, Skadden, Arps, Slate, Meagher & Flom LLP withdrew from its representation of Express Scripts in connection with the Delaware litigation and antitrust matters related to the offer. Caremark’s disqualification motion was denied in a written ruling on January 25, 2007.

Express Scripts’ complaint has been coordinated with a similar action brought by two stockholders of Caremark, the Louisiana Municipal Employees’ Retirement System and the R.W. Grand Lodge of Free & Accepted Masons of Pennsylvania, on behalf of a class consisting of all similarly situated public stockholders of Caremark. A hearing regarding the complaint was scheduled for, and took place on, February 16, 2007. On February 12, 2007, the plaintiffs in the class action suit against Caremark petitioned the court for an emergency hearing to delay Caremark’s stockholder meeting because of supplemental disclosures made by Caremark earlier that day. On February 13, 2006, the Delaware Court of Chancery issued an order enjoining any shareholder vote concerning a merger between Caremark and any other party until at least March 9, 2007.

On February 23, 2006, the Delaware Court of Chancery issued an opinion enjoining the Caremark stockholder meeting with respect to the proposed CVS merger for at least twenty days following Caremark’s delivery to the Caremark stockholders of proper disclosure regarding (i) their right to seek appraisal in the proposed CVS merger under Delaware law and (ii) the structure of the contingent fees paid to Caremark’s investment bankers. The Court of Chancery declined, in the context of a motion for preliminary injunction, to address the merits of the $675 million termination fee and other deal protection provisions contained in the Caremark/CVS merger agreement on the grounds that the availability of both a fully informed stockholder vote and appraisal rights served as a basis of protection for stockholders, but noted that the availability of appraisal rights would not excuse any violations of fiduciary duties under Delaware law.

On February 28, 2007, Express Scripts sent a letter to the Delaware Court of Chancery to bring to the Court’s attention various alleged violations by Caremark of the injunction order entered on February 23, 2007. Following a conference with the Court on March 1, 2007, Express Scripts filed a motion with the Court to enforce the injunction ordered on February 23, 2007. Among other things, Express Scripts sought an order from the Delaware Court of Chancery enforcing its order that Caremark not hold its special meeting of stockholders to approve the proposed CVS merger for at least twenty days after Caremark provides its stockholders with corrected and proper disclosures because Caremark had not properly cured the disclosure deficiencies identified by the Court.

Also on February 28, 2007, Express Scripts filed an application for leave to pursue an interlocutory appeal with the Delaware Court of Chancery in regards to the decision rendered by the Court on February 23, 2007. On March 1, 2007, Express Scripts filed a motion for injunction of the Caremark stockholders meeting pending decision on its application to pursue an interlocutory appeal.

On March 6, 2007 certain Caremark stockholders filed a motion in the Delaware Court of Chancery requesting that the Special Meeting scheduled for March 16, 2007 be delayed and that Caremark be held in contempt of the Court’s February 23, 2007 order.

On March 7, 2007, the Court of Chancery denied Express Scripts’ motion for leave to pursue an interlocutory appeal and for an injunction pending such appeal, as well as Express’ Scripts March 1, 2007 motion to enforce the injunction ordered on February 23, 2007. The Court also denied the motion for contempt filed by the other Caremark stockholder plaintiffs.

On March 9, 2007, the Supreme Court of the State of Delaware refused to grant Express Scripts’ request for interlocutory appeal.

Tennessee Litigation

Several state court and federal court actions are pending in Tennessee against Caremark and its directors alleging improprieties arising from the Proposed CVS Merger. Those actions have, in general, been stayed by those Tennessee courts in deference to the pending action before the Delaware Court of Chancery wherein similar allegations are being made.

There is an additional consolidated class action pending in the Tennessee State Circuit Court in which the plaintiffs are alleging wrongful backdating of stock options by Caremark officers and directors, said action seeking to impose personal liability upon those officers and directors for damages arising from the alleged back-dating activity. In that action, In re: Caremark Rx, Inc. Stock Option Litigation, amended pleadings have been filed. On February 23, 2007, the Tennessee State Circuit Court ordered that the parties preserve all documents and information and that all matters be held in abeyance until further report from the parties concerning coordination with other similar lawsuits. Such report is scheduled for March 12, 2007. In a similar action in the United States District Court for the Middle District of Tennessee, In Re: Caremark Rx, Inc. Derivative Litigation, on March 5, 2007, the District Court entered orders of dismissal without prejudice after the plaintiffs in that case acknowledged that the Tennessee State Circuit Court action protected their interests.

Certain Relationships with Caremark and Interests of Express Scripts in the Offer

Except as set forth in this prospectus/offer to exchange, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Caremark, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus/offer to exchange, there have been no contacts, negotiations or transactions since January 1, 2001, between us or, to the best of our knowledge, any of the persons listed on Schedule I to this prospectus/offer to exchange, and Caremark or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of the date of this prospectus/offer to exchange, KEW Corp., a wholly-owned subsidiary of Express Scripts, beneficially owns of record 591,180 shares of Caremark common stock, representing less than 1% of the outstanding shares of Caremark common stock. Express Scripts shares beneficial ownership of these shares of Caremark common stock with KEW Corp. These shares were purchased through ordinary brokerage transactions on the open market on December 13, 2006, December 14, 2006 and December 15, 2006. Neither Express Scripts nor KEW Corp. has effected any transaction in securities of Caremark in the past 60 days. KEW Corp. was formed for the purposes of acquiring shares of Caremark common stock and has not engaged in any other business.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Express Scripts and certain other information are set forth in Schedule I to this prospectus/offer to exchange. Except as described in this prospectus/offer to exchange and in Schedule I hereto, none of Express Scripts or, to the best knowledge of Express Scripts, any of the persons listed on Schedule I to this prospectus/offer to exchange, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as set forth in this prospectus/offer to exchange, to Express Scripts’ knowledge, after reasonable inquiry, none of the persons listed on Schedule I hereto, nor any of their respective associates or majority owned subsidiaries, beneficially owns or has the right to acquire any securities of Caremark or has effected any transaction in securities of Caremark during the past 60 days.

Both Express Scripts and Caremark own and operate specialty pharmacies, and each party’s specialty pharmacies participate in pharmacy networks administered by the other in the ordinary course of business. Each party derives approximately $50 million in revenue from the other, and such revenue from such participation is not material to either organization. Additionally, both Express Scripts and Caremark are members in RxHub, LLC, an e-prescribing joint venture, and participate in the Pharmaceutical Care Management Association, the pharmacy benefit management trade association.

We do not believe that the offer and the second-step merger will result in a change of control under any of the Company’s stock option plans or any employment agreement between the Company and any of its employees. For the avoidance of doubt, each member of our senior management has waived and modified the terms of their grants under our current long-term incentive plan and the terms of their employment agreements such that the proposed transaction with Caremark would not be deemed to constitute a change of control. As a result, no options or other equity grants held by such persons will vest as a result of the offer and the second-step merger.

Fees and Expenses

Express Scripts has retained Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC to act as financial advisors and dealer managers in connection with the offer. The dealer managers may contact beneficial owners of shares of Caremark common stock regarding the offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this prospectus/offer to exchange and related materials to beneficial owners of Caremark common stock. Express Scripts has agreed to pay the dealer managers a reasonable and customary fee for their services as financial advisors and dealer managers in connection with the offer, substantially all of which is contingent upon consummation of the offer. In addition, Express Scripts will reimburse the dealer managers for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel. The dealer managers and their affiliates will also receive customary fees in connection with the financing. Express Scripts has also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their engagement, including liabilities under the federal securities laws.

In the ordinary course of their respective businesses, the dealer managers and their respective affiliates may hold positions, for their own accounts or for the accounts of their respective customers, in the securities of Express Scripts and Caremark. The dealer managers or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for Express Scripts and Caremark in the ordinary course of business. In particular, in connection with the cash portion of the consideration payable pursuant to the offer, the dealer managers and certain of their affiliates, Credit Suisse,

Cayman Islands Branch and Citicorp North America, Inc., have provided the commitments to provide senior bank financing of up to $15.0 billion as described in the section of this prospectus/offer to exchange entitled “The Exchange Offer — Source and Amount of Funds.” Express Scripts has agreed to pay Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC and their affiliates certain fees for such services.

Express Scripts has retained MacKenzie Partners, Inc. as information agent in connection with the offer. The information agent may contact holders of Caremark common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the offer to beneficial owners of Caremark common stock. Express Scripts will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Express Scripts agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. Federal securities laws.

In addition, Express Scripts has retained National City Bank as the exchange agent in connection with the offer. Express Scripts will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. Federal securities laws.

Except as set forth above, Express Scripts will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Express Scripts will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of shares of Caremark common stock by Express Scripts will be accounted for using the purchase method of accounting under U.S. GAAP. In determining the acquirer for accounting purposes, Express Scripts considered the factors required under U.S. GAAP. Express Scripts will be considered the acquirer of Caremark for accounting purposes. The total purchase price will be allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of the date of the completion of the merger and the excess, if any, being allocated to specific identifiable intangibles acquired or goodwill. Reported financial condition and results of operations of Express Scripts issued after completion of the merger will reflect Caremark’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Caremark. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization expense for acquired intangible assets.

DESCRIPTION OF EXPRESS SCRIPTS CAPITAL STOCK

Express Scripts’ authorized capital stock consists of 650,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 have been designated Series A Junior Participating Preferred Stock. As of December 31, 2006, there were 159,441,581 shares of Express Scripts common stock outstanding (including 23,791,878 shares held in treasury) and held of record by approximately 450 stockholders, and no shares of preferred stock were outstanding. On such date, 4,538,237 shares of common stock were subject to outstanding options and 842,928 shares of common stock were subject to stock settled appreciation rights (SSRs).

The following description of the terms of the common stock and preferred stock of Express Scripts is not complete and is qualified in its entirety by reference to Express Scripts’ Amended and Restated Certificate of Incorporation, as amended, and its Bylaws, each of which are filed as an exhibit to the registration statement of which this prospectus is a part. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

Common Stock

The outstanding shares of Express Scripts common stock are fully paid and nonassessable. Each holder of Express Scripts common stock is entitled to one vote per share. The holders of Express Scripts common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the Express Scripts common stock.

Subject to the preferences applicable to any shares of Express Scripts preferred stock outstanding at the time, holders of Express Scripts common stock are entitled to receive dividends when and as declared by the Express Scripts board of directors from funds legally available therefore and are entitled, in the event of liquidation, to share ratably in all assets remaining paid after payment of liquidation.

Express Scripts common stock is listed on NASDAQ under the symbol “ESRX.” The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Preferred Stock

Express Scripts’ board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Express Scripts preferred stock in one or more series and to fix the following terms of the preferred stock:

•	the designation of each series;

•	the number of shares of each series, as well as the powers, preferences, and rights, as well as the qualifications, limitations, or restrictions thereof;

•	dividends rights and the dividend rate, if any;

•	the rights and terms of conversion or exchange, if any;

•	the voting rights, if any;

•	the rights and terms of redemption (including sinking fund provisions), if any, and the redemption price; and

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Express Scripts.

Any or all of these rights may be greater than the rights of the Express Scripts common stock. Express Scripts’ board of directors has designated 100,000 shares of preferred stock “Series A Junior Participating Preferred Stock,” which shares are issuable upon certain events specified in Express Scripts’ rights plan, as described below.

Rights Plan

On July 25, 2001, Express Scripts’ board of directors declared a dividend of one preferred stock purchase right for each share of common stock, par value $0.01 per share. The dividend was paid on August 10, 2001. As long as the rights are attached to Express Scripts common stock, Express Scripts will issue one right (subject to adjustment) with each new share of Express Scripts common stock so that all shares of Express Scripts will have attached rights.

When exercisable, each right will entitle the registered holder to purchase from Express Scripts one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $300.00 per one one-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a stockholder as a result of holding the right. The rights trade automatically with shares of Express Scripts common stock and may be exercised only in connection with certain attempts to takeover Express Scripts. The rights are designed to protect the interests of Express Scripts and its stockholders against coercive takeover tactics and to encourage potential acquirors to negotiate with its board of directors before attempting a takeover. The preferred stock purchase rights theoretically could, but are not intended to, deter takeover proposals that might be in the best interests of Express Scripts stockholders.

The description and terms of the preferred stock purchase rights set forth above is not complete and is qualified in its entirety by reference to the rights agreement, dated as of July 25, 2001 (as the same may be amended from time to time), between Express Scripts and American Stock Transfer & Trust Company, as Rights Agent. The rights expire on July 25, 2011, unless this expiration date is extended or the rights are otherwise redeemed or exchanged at an earlier date.

Restated Certificate of Incorporation and Bylaw Provisions

Various provisions contained in Express Scripts’ restated certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control of Express Scripts or its management and may limit the ability of Express Scripts stockholders to remove current management or approve transactions that Express Scripts stockholders may deem to be in their best interests. These provisions:

•	authorize Express Scripts’ board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	require that any action required or permitted to be taken by Express Scripts stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Express Scripts’ board of directors or a committee of its board of directors;

•	state that special meetings of Express Scripts stockholders may be called only by the chairman of its board of directors, its chief executive officer or a majority of the directors in office;

•	provide that certain provisions of Express Scripts’ restated certificate of incorporation can be amended only by supermajority vote (66 2/3%) of the outstanding shares; and

•	allow Express Scripts’ directors, and not its stockholders, to fill vacancies on its board of directors, including vacancies resulting from removal or enlargement of the board.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the offer and the second-step merger, holders of shares of common stock of Caremark will become holders of Express Scripts common stock. Both companies are Delaware corporations and are governed by the DGCL, so many of the differences between the rights of the stockholders of Express Scripts and the current rights of the stockholders of Caremark arise primarily from differences in their respective constituent documents.

The following is a summary of the material differences between the current rights of Caremark stockholders and the current rights of Express Scripts stockholders under Delaware law and their respective constituent documents. It is not a complete statement of the provisions affecting, and the differences between, the rights of Caremark stockholders and Express Scripts stockholders. This summary is qualified in its entirety by reference to Delaware law, as well as to Express Scripts’ Amended and Restated Certificate of Incorporation (as amended), its Third Amended and Restated Bylaws, Caremark’s Fourth Restated Certificate of Incorporation and its Seventh Amended and Restated Bylaws. Copies of these documents have been filed with the SEC and to find out where copies may be obtained, see the section entitled “Where to Find More Information.”

	Express Scripts	Caremark

Authorized Capital	The authorized capital stock of Express Scripts is (a) 650,000,000 shares of common stock, $0.01 par value per share, and (b) 5,000,000 shares of other preferred stock, $0.01 par value per share, of which 100,000 shares are designated Series A junior participating preferred stock, $0.01 par value per share.	The authorized capital stock of Caremark is (a) 700,000,000 shares of common stock, $0.001 par value per share, (b) 500,000 shares of Series C junior participating preferred stock, $0.001 par value per share, and (c) 9,500,000 shares of other preferred stock, $0.001 par value per share.

	Express Scripts	Caremark

Number of Directors	Express Scripts’ bylaws provide that the number of directors will be not less than 7 and not more than 15. The Express Scripts board of directors currently consists of 11 directors.	Caremark’s bylaws provide that the number of directors will be not less than 9 and not more than 18. The Caremark board of directors currently consists of 11 directors.

Structure of Board of Directors; Term of Directors	Express Scripts has one class of directors, and Express Scripts’ charter does not provide for a classified board. Express Scripts’ directors are elected for a term of one year.	Caremark’s charter and bylaws provide for the division of the Caremark board of directors into three separate classes with staggered three-year terms. Each class consists of as near to one-third of the total number of directors as possible. If the number of directors is changed, any increase or decrease will be apportioned among the three classes so as to maintain this ratio.

Removal of Directors	Express Scripts’ bylaws provide that any director may be removed at any time, either with or without cause, by a vote of the holders of the majority of the stock having voting power and entitled to vote thereon (subject to applicable law and the rights of the holders of any series of preferred stock).	Under Delaware law, if a corporation has a classified board of directors, directors may be removed only for cause, unless otherwise provided by the corporation’s charter. Caremark’s charter provides that a director may be removed from office only for cause. The Caremark bylaws further provide that no alteration, amendment or repeal of the bylaws will be effective to permit any director to be removed without cause, unless such alternation, amendment or repeal has been approved by a majority of the board or by the holders of all shares of stock entitled to vote thereon.

Vacancies on the Board of Directors	Express Scripts’ bylaws provide that all vacancies, including those created by newly created directorships, may be filled by a majority vote of the remaining directors, even if less than a quorum.	Caremark’s charter provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a vote of a majority of the directors, and any vacancies on the board of directors resulting from death, resignation, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of directors, or by a sole remaining director.

Director Emeritus	Express Scripts’ bylaws provide that the board of directors may from time to time elect one or more person to serve as “director emeritus.” A	Caremark’s charter and bylaws do not provide for a director emeritus.

	Express Scripts	Caremark

director emeritus will be entitled to participate in board meetings and discussions but is not entitled to vote on any matter to be considered by the board. A director emeritus is entitled to indemnification pursuant to the terms of Express Scripts’ bylaws.

Stockholder Action by Written Consent	Express Scripts’ charter provides that Express Scripts stockholders may not take any action by written consent without a meeting, except that the holders of preferred stock may act by written consent if such ability is provided for in the board resolution authorizing the issuance of such preferred shares.	Caremark’s charter provides that Caremark stockholders may only take action at a special or annual meeting of stockholders unless Caremark no longer has a class of voting stock that is either (i) listed on a national securities exchange, (ii) authorized for quotation on an inter dealer quotation system of the registered national securities association, or (iii) held of record by more than 2,000 stockholders.

Special Meetings of Stockholders	Express Scripts’ bylaws provide that special meetings of the stockholders may be called only by the Express Scripts’ chairman of the board or chief executive officer, or by a resolution of the board.	Caremark’s bylaws provide that special meetings of the stockholders may be called by Caremark’s chief executive officer and must be called by Caremark’s chief executive officer or secretary at the request in writing of (i) a majority of the Caremark board of directors or (ii) Caremark stockholders owning a majority of Caremark stock issued and outstanding and entitled to vote.

Stockholder Proposals	Express Scripts’ bylaws provide that an Express Scripts stockholder wishing to bring business before the annual meeting of Express Scripts stockholders must provide proper and timely written notice to Express Scripts’ secretary and such business must otherwise be proper for stockholder action. To be timely, the notice must be delivered to or mailed and received by the secretary at Express Scripts’ principal executive offices not less than 90 days nor more than 120 days in advance of the first anniversary of the prior year’s annual meeting. However, if no annual meeting was held in the previous year or if the date of the annual meeting has been changed more than 30 days from such anniversary date, notice by a stockholder to be timely must be delivered to and received by the secretary no later than the close of business on	Caremark’s bylaws provide that a Caremark stockholder wishing to bring business before Caremark’s annual meeting of stockholders must provide proper and timely written notice to Caremark’s secretary. To be timely, the notice must be delivered to or mailed and received at Caremark’s principal executive offices not later than the close of business on the day that is the 120th day before the anniversary of the prior year’s annual meeting. However, if the date of the annual meeting is more than 30 days before such anniversary date, notice by a stockholder to be timely must be delivered not later than the close of business on the 90th day before the annual meeting, unless less than 60 days notice or prior public disclosure of the date of the annual meeting is given or made to Caremark stockholders, in which case,

Express Scripts	Caremark

the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the date was made, whichever occurs first.
A stockholder’s notice to Express Scripts regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in Express Scripts’ bylaws, including, among other things:
(1) a brief description of the business desired to be brought before the meeting,
(2)   the name and record address of the stockholder proposing such business,
(3)   the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the corporation, the language of the proposed amendment) and the reasons for conducting such business at the meeting, notice by a stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or publicly disclosed.
A stockholder’s notice to Caremark regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in Caremark’s bylaws, including, among other things:
(1)   a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,
(2)   the name and record address of the stockholder proposing such business,
(3)   the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the stockholder,

(4)   the class and number of shares of the corporation which are owned beneficially by such stockholder and the beneficial owner, if any, on whose behalf the proposal is made,
(5)   any material interest in such business of the stockholder or the beneficial owner, if any, on whose behalf the proposal is made,
(6)   any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act in such stockholder’s capacity as a proponent of a stockholder proposal,

(4)   a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal of such business by the stockholder and any material interest of the stockholder in such business, and
(5)   a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(7) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear

	Express Scripts	Caremark

in person or by proxy at the meeting to propose such business, and

(8)   a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i)   to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal or (ii) otherwise to solicit proxies from stockholders in support of such proposal.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act.
Stockholder Nominations
Express Scripts’ bylaws provide that Express Scripts stockholders wishing to nominate candidates for election to the Express Scripts board of directors at an annual meeting must give proper and timely written notice to Express Scripts’ secretary. To be timely, the notice must be delivered to or mailed and received by the secretary at Express Scripts’ principal executive offices within the timeframe described under “—   Stockholder Proposals” above with respect to the submission of stockholder proposals.
A stockholder’s notice to Express Scripts regarding director nominations must contain certain required information as described in Express Scripts’ bylaws, including, among other things:
As to each proposed nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including:

Caremark’s bylaws provide that Caremark stockholders wishing to nominate candidates for election to the Caremark board of directors at an annual meeting must give proper and timely written notice to Caremark’s secretary. To be timely, the notice must be delivered to or mailed and received at Caremark’s principal executive offices within the timeframe described under “—   Stockholder Proposals” above with respect to the submission of stockholder proposals.
A stockholder’s notice to Caremark regarding director nominations must contain certain required information as described in Caremark’s bylaws, including, among other things:
As to each proposed nominee,
(1)    the name, age, business address and residence address of the person,
(2) the principal occupation or employment of the person,

(3) the class and number of shares

	Express Scripts	Caremark

(1) such person’s name, age, business address and residence address,
(2)    his or her principal occupation or employment,
(3)    the class and number of shares of the corporation that are beneficially owned by such person, and
(4)    a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder.
As to the stockholder giving notice,
(1) the name and address, as they appear on the corporation’s books, of such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, and
(2) the class and number of shares of the corporation which are beneficially owned by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, and any material interest of such stockholder and owner.
Such notice must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a Director if elected.

of the Corporation which are beneficially owned by the person, and
(4)    any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section   14 of the Exchange Act.
As to the stockholder giving notice,
(1)   the name and record address of the stockholder,
(2)   the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the stockholder,
(3) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholder,
(4) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in such notice, and
(5)   any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors pursuant to Section   14 of the Exchange Act.

Such notice must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a director if elected.

Amendment of Certificate of Incorporation	Under Delaware law, Express Scripts’ charter may be amended by the adoption of a resolution of the board of directors, followed by the vote of a majority of the outstanding voting power entitled to	Under Delaware law, Caremark’s charter may be amended by the adoption of a resolution of the board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a

	Express Scripts	Caremark

vote thereon and a majority of the outstanding stock of each class entitled to vote thereon.
Express Scripts’ charter provides that Express Scripts’ charter may not be amended in any manner that would materially adversely alter or change the powers, preferences or special rights of the Express Scripts Series   A junior participating preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares thereof.

majority of the outstanding stock of each class entitled to vote thereon. Except for the matters specified below, Caremark’s charter generally provides that amendments to Caremark’s charter may be made in accordance with the default positions of Delaware law.
Caremark’s charter provides that Caremark’s charter may not be amended in any manner that would materially adversely alter or change the powers, preferences or special rights of the Caremark Series   C junior participating preferred stock without the affirmative vote of the holders of at least a majority of the outstanding shares of Caremark Series   C junior participating preferred stock.

Caremark’s charter also provides that no alteration or amendment of Caremark’s charter will be effective to shorten the term of any director in office, to permit any director to be removed without cause or to increase the number of directors in any class or in the aggregate unless such alteration or amendment has been approved by a majority of the board or by the holders of all shares of stock entitled to vote thereon.

Amendment of Bylaws	Express Scripts’ bylaws may be amended, repealed or adopted by a majority of the Express Scripts board or by the affirmative vote of the holders of a majority of the voting power of the outstanding stock; provided however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding stock is required to alter, adopt or repeal bylaws that would counteract existing bylaw provisions regarding special meetings of stockholders, actions to be taken at stockholder meetings, procedures for notice of stockholder proposals and director nominees, removal of directors and filling director vacancies and indemnification of Express Scripts’ officers, directors and agents.
Caremark’s bylaws may be amended, altered or repealed by the Caremark stockholders. Caremark’s charter provides that the Caremark board of directors may also adopt, amend, alter or repeal Caremark’s bylaws by the vote of a majority of the entire board of directors, although this right conferred on the board of directors may not divest or limit the power of the Caremark stockholders to adopt, amend or repeal Caremark’s bylaws.
Caremark’s charter and bylaws provide that no alteration or amendment of Caremark’s bylaws will be effective to shorten the term of any director in office, to permit any director to be removed without cause or to increase the number of

	Express Scripts	Caremark

directors in any class or in the aggregate unless such alteration or amendment has been approved by either (i) the holders of all shares of stock entitled to vote thereon or (ii) by a vote of a majority of the entire Caremark board of directors.

Limitation on Director Liability	Express Scripts’ charter provides that no director will be personally liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for:	Caremark’s charter provides that no director will be personally liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for:
	(i) any breach of the director’s duty of loyalty to Express Scripts or its stockholders;	(i) any breach of the director’s duty of loyalty to Caremark or its stockholders;
	(ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law;	(ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law;
	(iii) any violation of Section 174 of the Delaware General Corporation Law relating to the unlawful payment of a dividend or unlawful stock purchases or redemptions; or	(iii) any violation of Section 174 of the Delaware General Corporation Law relating to the unlawful payment of a dividend or unlawful stock purchases or redemptions; or

(iv) any transaction from which the director derived an improper personal benefit.
No amendment, adoption or repeal of the provisions of Express Scripts’ charter limiting the liability of directors will be effective as to any matter occurring prior to such amendment, adoption or repeal.

(iv)   any transaction from which the director derived an improper personal benefit.
Caremark’s charter further provides that if Delaware law is amended to authorize corporations to further eliminate or limit the liability of a director, then the liability of a Caremark director will be eliminated or limited to the fullest extent permitted by Delaware law, as amended.

Indemnification	Express Scripts’ charter provides that any person who is subject to any proceeding by reason of the fact that he is or was a director of Express Scripts will be indemnified and held harmless by Express Scripts to the fullest extent permissible under Delaware law for all costs, charges, expenses, liabilities and losses that are reasonably incurred or suffered by such person in connection with the proceeding. Express Scripts’ charter also provides that Express Scripts may	Caremark’s charter provides that any person who is subject to any proceeding by reason of the fact that he is or was a director of Caremark will be indemnified and held harmless by Caremark to the fullest extent permissible under Delaware law for all costs, charges, expenses, liabilities and losses that are reasonably incurred or suffered by such person in connection with the proceeding. Caremark’s charter also provides that Caremark may provide indemnification to employees

	Express Scripts	Caremark

	provide indemnification to employees and agents of Express Scripts to the fullest extent permissible under Delaware law.	and agents of Caremark to the fullest extent permissible under Delaware law.

In addition, Express Scripts is required to pay expenses actually incurred in connection with the proceeding in advance of the final disposition of the proceeding. However, if Delaware law requires, the payment of the expenses in advance of the final disposition will be made only upon delivery to Express Scripts of an undertaking, by or on behalf of such director or officer, to repay all amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

In addition, Caremark is required to pay expenses actually incurred in connection with the proceeding in advance of the final disposition of the proceeding. However, if Delaware law requires, the payment of the expenses in advance of the final disposition will be made only upon delivery to Caremark of an undertaking, by or on behalf of such director or officer, to repay all amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

Dividends	Express Scripts has not declared any cash dividends on its common stock since its initial public offering.	Caremark declared a quarterly dividend of $0.10 per share of Caremark common stock in each of the last three fiscal quarters of 2006. Prior to the second quarter of 2006, Caremark had not previously paid any dividends on its common stock.

Stockholder Rights Plan	Express Scripts has a stockholders rights plan. For a description, please see the section entitled ‘‘Description of Express Scripts Common Stock — Rights Plan.”	Caremark currently has no stockholders rights plan. Caremark’s previous plan expired by its terms in February 2005. Caremark’s board of directors could, pursuant to its authority to issue preferred stock, adopt a stockholders rights plan without stockholder approval at any future time.

Restrictions on Business Combinations	Express Scripts has elected in its charter not to be subject to Section 203 of the DGCL.	Caremark has not opted out from, and therefore Section 203 of the DGCL is applicable to, Caremark.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Information presented below is derived from the historical financial statements of Express Scripts, Inc. (“ESI”) and Caremark, adjusted to give effect to the acquisition of Caremark by ESI. The Unaudited Pro Forma Condensed Combined Financial Statements are prepared with ESI treated as the acquirer. In determining the acquirer for accounting purposes, ESI considered the five factors identified in paragraph 17 of Financial Accounting Standard No. 141, “Business Combinations” (“FAS 141”).

For a summary of the proposed business combination, see the section of this prospectus/offer to exchange entitled “The Exchange Offer.”

The Unaudited Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2006 give effect to the acquisition of Caremark as if it had occurred on the first day of the period presented. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the acquisition as if it had occurred on December 31, 2006.

The Unaudited Pro Forma Condensed Combined Financial Information is based upon the historical financial statements of Express Scripts and Caremark. The assumptions and adjustments are described in the accompanying notes presented on the following pages. The assumptions and adjustments have been developed from information publicly available to ESI from Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006. ESI has not been able to perform any detailed financial or other due diligence. Pro forma adjustments have been included only to the extent known and reasonably available to ESI.

As a result of the nature of the proposed business combination, there may be actions and other events that could significantly change the purchase price and purchase price allocation. In addition, ESI has not had access to any proprietary or confidential corporate financial or other information of Caremark and has not had an opportunity to undertake any due diligence procedures. Such information and procedures may provide ESI with additional information that could materially affect the purchase price paid for the acquisition of Caremark, the purchase price allocation and, accordingly, the accompanying assumptions and pro forma adjustments. Certain identified factors which may have a significant impact are described in the accompanying notes to the Unaudited Pro Forma Condensed Combined Balance Sheet and Condensed Combined Statements of Operations.

As of the date of this document, ESI has not performed any detailed valuation analyses necessary to arrive at the final estimates of the fair market value of the Caremark assets to be acquired and liabilities to be assumed and the related allocations of purchase price. Further, given the absence of due diligence procedures, ESI has not yet identified all of the adjustments which would result from conforming Caremark’s critical accounting policies to those of ESI’s. However, as indicated in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, ESI has made certain adjustments to the historical book values of the assets and liabilities of Caremark to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of Caremark recorded as goodwill. Actual results may differ from those reflected in the Unaudited Pro Forma Condensed Combined Financial Statements once ESI has determined the final purchase price for Caremark and has completed the valuation analyses necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes or other acquisition-related adjustments for Caremark. There can be no assurance that such finalization will not result in material changes to the Unaudited Pro Forma Condensed Combined Financial Statements.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of ESI would have been had the acquisition of Caremark occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition of Caremark.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes contained in ESI’s and Caremark’s Annual Reports on Forms 10-K for the year ended December 31, 2006. These forms are incorporated by reference in this document.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 20061

					Express Scripts/
					Caremark
	Express		Pro Forma		Pro Forma
	Scripts	Caremark	Adjustments		Combined
	(In millions)

ASSETS:
Cash and cash equivalents	$131	$804	$(131	)A	$804
Marketable securities	—	396	—		396
Receivables, net	1,334	2,232	—		3,566
Inventories	195	541	—		736
Deferred taxes	91	115	—		206
Prepaid expenses and other current assets	21	34	—		55

Total current assets	1,772	4,122	(131)		5,763
Property and equipment, net	201	320	—		521
Goodwill, net	2,687	7,073	17,514B		27,274
Other intangible assets, net	378	687	3,255B		4,320
Other assets	70	30	—		100

Total assets	$5,108	$12,232	$20,638		$37,978

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Claims and rebates payable	$1,276	$2,470	$—		$3,746
Accounts payable	583	1,075	—		1,658
Accrued expenses and other current liabilities	390	448	(3	)C	835
Excess purchase price over cash on hand	—	—	1,217A		1,217
Current maturities of long-term debt	180	—	136A		316

Total current liabilities	2,429	3,993	1,350		7,772
Long-term debt	1,270	—	11,988A		13,258
Other long-term liabilities	283	559	1,118D		1,960

Total liabilities	3,982	4,552	14,456		22,990
Common stock	2	1	1E		4
Additional paid-in capital	496	8,714	5,151E		14,361
Accumulated other comprehensive income	12	(15)	15E		12
Shares held in trust	—	(90)	90E		—
Retained earnings	2,017	1,499	(1,504	)E	2,012
Treasury stock	(1,401)	(2,429)	2,429E		(1,401)

Total stockholders’ equity	1,126	7,680	6,182		14,988

Total liabilities and stockholders’ equity	$5,108	$12,232	$20,638		$37,978

1 The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 20061

					Express
					Scripts/
					Caremark
	Express		Pro Forma		Pro Forma
	Scripts	Caremark	Adjustments		Combined
	(In millions, except per share amounts)

Revenues	$17,660	$36,750	$(5,800	)F	$48,610
Cost of revenues	16,163	34,446	(5,800	)F	44,809

Gross profit	1,497	2,304	—		3,801
Selling, general and administrative	673	590	211H		1,474

Operating income	824	1,714	(211)		2,327
Interest (expense) income, net	(82)	38	(883	)I	(927)
Non-operating gain, net	—	17	—		17
Minority interest	—	—	—		—
Other income (expense)	(2)	—	—		(2)

Income before income taxes	740	1,769	(1,094)		1,415
Provision for income taxes	266	695	(394	)J	567

Net income	$474	$1,074	$(700)		$848

Basic earnings per share	$3.39	$2.50			$2.63

Weighted average number of common shares outstanding during the period — Basic EPS	140	429	(246	)K	323

Diluted earnings per share	$3.34	$2.46			$2.59

Weighted average number of common shares outstanding during the period — Diluted	142	436	(251	)K	327

1  The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(Dollars in millions, unless otherwise indicated)

Note 1 — Basis of Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations data for the year ended December 31, 2006, give effect to the proposed acquisition as if it had occurred on January 1, 2006, the first day of ESI’s fiscal 2006. The Unaudited Condensed Combined Balance Sheet data as of December 31, 2006 gives effect to the acquisition as if it had occurred on December 31, 2006.

The Unaudited Pro Forma Condensed Combined Financial Information has been derived from historical consolidated financial statements of ESI and Caremark incorporated by reference into this document.

The assumptions and related pro forma adjustments described below have been developed from available public historical information.

ESI has not been able to perform any detail financial or other due diligence. Pro forma adjustments have been included only to the extent known and reasonably available to ESI. Additional information may exist that could materially affect the assumptions and related pro forma adjustments. Such information is not available to ESI because it is within the particular and singular knowledge of Caremark.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of ESI would have been had the acquisition of Caremark occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition of Caremark.

Note 2 — Preliminary Purchase Price

ESI is proposing to acquire all of the outstanding shares of Caremark for (1) $29.25 in cash, less any applicable withholding taxes and without interest, (2) 0.426 shares of ESI common stock (together with the associated preferred stock purchase rights) and (3) an additional $0.00481 in cash per day, less any applicable withholding taxes and without interest, commencing on April 1, 2007 until the earlier of (A) ESI’s acceptance for exchange of shares of Caremark common stock in the exchange offer or (B) forty-five (45) days following the later of (i) expiration of the applicable waiting period under the HSR Act, or (ii), if applicable, termination or expiration of any agreement with the FTC not to accept shares of Caremark common stock for exchange in the offer (the “Additional Cash Consideration Period”), for each outstanding share of Caremark common stock validly tendered and do not properly withdraw before the expiration date. ESI has stated elsewhere in this prospectus/offer to exchange that it believes it will be able to complete the acquisition of Caremark no later than the third quarter of 2007. Please see the sections of this prospectus/offer to exchange entitled “Questions and Answers About the Exchange Offer” and “The Exchange—Offer—Certain Legal Matters; Regulatory Approvals.” For purposes of estimating the purchase price to be reflected in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements, ESI has assumed that additional $0.00481 cash consideration is calculated for the period from April 1, 2007 (the date that the calculation of the additional cash payment commences) through July 1, 2007 (the approximate midpoint between September 30, 2007, the end of the third quarter, and April 1, 2007), increasing the cash consideration from

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

$29.25 to $29.69 per share of Caremark Stock. The purchase price for the business combination is estimated as follows (in millions except ratios and per share data):

Estimated Purchase Price:
Number of shares of Caremark outstanding at December 31, 2006	421.0
Conversion ratio	0.426

Number of shares of ESI common stock to be issued	179.3
Average closing price of ESI common stock	$73.83

Market value of ESI common stock to be issued	$13,240
Cash to be paid to Caremark stockholders ($29.69 per Caremark Share)	12,500
Value of cash and shares issued to option holders (net of exercise proceeds)	610
CVS/Caremark transaction break-up fee	675
Other transaction fees and costs	179

Total Purchase Price	$27,204

Caremark’s quarterly and annual filings with the SEC identify shares held in trust as a contra equity item on the balance sheet. At December 31, 2006, Caremark had 5.6 million shares held in trust for future issuance under Caremark’s Employee Stock Purchase Plan. Though it does not appear that these shares should be included in the calculation of the estimated purchase price, ESI has not been able to perform any due diligence which would help identify the nature of these shares held in trust. In the event that these shares should be included in the purchase price calculation, the purchase price would increase by approximately $342 million, with a corresponding increase in the amount recorded as goodwill.

The purchase price was computed using the information available on March 5, 2007, and reflects the market value of ESI common stock to be issued in connection with the acquisition based on ESI’s common stock closing price for the three trading days from March 1, 2007 through March 5, 2007. The actual purchase price will fluctuate with the market price of ESI’s common stock until the acquisition is effective and the final valuation could differ significantly from the current estimate. Each $1 increase or decrease in the ESI stock price would correspond to a change in the purchase price of approximately $188 million.

It is possible that the Additional Cash Consideration Period could be shorter or longer than the period of time assumed for the purposes of the Unaudited Pro Forma Condensed Combined Financial Statements. Each 30-day change in the Additional Cash Consideration Period would result in a $64 million increase or decrease in the purchase price. It is possible that any increase in the cash consideration would result in an increase in the amount of debt incurred to finance the transaction. Each $100 million change in the amount borrowed would increase or decrease annual interest expense by approximately $7 million. See Note 4 (A) regarding additional factors which may influence the actual amount borrowed.

For purposes of estimating the purchase price, ESI has assumed that at the effective time of the acquisition, 100% of the outstanding Caremark stock options, which vest upon change in control, will be exercised. This assumption was made for purposes of presentation of the Unaudited Pro Forma Financial Statements and may not be

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

representative of the ultimate treatment of Caremark option holders as a result of the transaction. The calculation of the impact of the exercise of those stock options follows (in millions except ratios and per share data):

Options Outstanding at December 31, 2006	20.0
Exchange ratio	0.426

Shares of ESI common stock to be issued	8.5
Average closing price of ESI common stock	$73.83

Market value of ESI common stock to be issued	628
Proceeds of option exercises	(613)
Cash to be paid to stockholders ($29.69 per Caremark share)	595

$610

It is possible that Caremark option holders may receive fully vested options for the purchase of shares of ESI common stock in exchange for their options. In the event that such an exchange occurred, the options given to Caremark option holders would have to be valued using an option pricing model and the purchase price impact of Caremark stock options would be based on such a valuation. Because ESI has not been able to perform any due diligence, the information available to determine how such an exchange would be effected is limited. However, for purposes of determining the potential impact on the purchase price, ESI has considered a scenario in which each outstanding option to purchase shares of Caremark common stock under Caremark’s stock plans will be deemed to constitute an option to acquire a number of shares of ESI stock, based on the same share conversion rate applicable to Caremark stockholders. The exercise price for each option would be reduced (but not below $0.00) by $29.69, the estimated amount of per share cash consideration offered by ESI for each Caremark share. The following assumptions were used to determine the fair value of options issued to Caremark option holders:

Weighted average expected term (years)	1.0
Weighted average risk-free interest rate	4.90%
Weighted average expected volatility	31%
Weighted average per-share fair value	$72.89
Number of shares underlying options (in millions)	8.5
Aggregate fair value (in millions)	$620

Note 3 — Preliminary Purchase Price Allocation

The combined company will allocate the purchase price paid by ESI to the fair value of the Caremark assets acquired and liabilities assumed. ESI has not had access to information that is within the particular knowledge of Caremark and has not performed the due diligence necessary to determine the estimated fair value of their assets or liabilities or to identify unknown/unrecorded liabilities or obligations. In addition, the allocation of the purchase price to acquired intangible assets is preliminary and subject to the outcome of management analyses, with the assistance of valuation advisors, to be conducted as of the completion of the acquisition. The amount allocated to identifiable intangible assets is based on ESI’s historical experience with business combinations. A 10% change in the amount allocated to identifiable intangible assets would increase or decrease annual amortization expense by $25 million. The residual amount of the purchase price after preliminary allocation to identifiable intangibles has

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

been allocated to goodwill. The actual amounts recorded when the acquisition is complete may differ materially from the pro forma amounts presented as follows (in millions):

Tangible assets acquired:
Current assets	$4,122
Property and equipment, net	320
Other non-current assets	30

Total tangible assets acquired	4,472
Value assigned to intangible assets acquired	3,814
Liabilities assumed	(4,289)
Deferred tax liability related to acquired intangible assets	(1,380)

Total assets acquired in excess of liabilities assumed	2,617

Goodwill	24,587

Total purchase price	$27,204

ESI has preliminarily determined that Goodwill arising from the Caremark acquisition would not be deductible for tax purposes. Liabilities assumed, as used in the calculation above, excludes estimated deferred tax liabilities related to Caremark’s pre-acquisition intangible assets.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Note 4 — Unaudited Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Statements of Operations

(A) Sources and Uses of funds

The funding necessary to close the acquisition will require incurring additional indebtedness. The pro forma presentation assumes ESI will enter into a new credit facility as of the date of the closing. The new credit facility will include $4.5 billion in Term A loans, $9.1 billion in Term B loans and a $1.0 billion revolving credit facility. ESI does not expect that use of the $1.0 billion revolver will be necessary to fund the acquisition. With respect to ESI’s outstanding debt, the pro forma adjustments reflect the use of proceeds from the new credit facility to refinance ESI’s existing credit facility consisting of $1.4 billion of Term A loans and $50 million of borrowings under a $600 million revolving credit facility. The following table illustrates the estimated sources and uses of funds for the transaction (in millions):

Sources of funds:
ESI cash on hand at December 31, 2006	$131
Term A loan under new credit facility ($225 million current)	4,500
Term B loan under new credit facility ($89 million current)	9,073
Proceeds from assumed exercise of stock options	613

Total Source of Funds	$14,317
Purchase price in excess of cash on hand(1)	1,217

$15,534

Use of funds:
Payments to Caremark stockholders	$12,500
Payments to Caremark option holders	595
Prepayment of Term A loans under ESI’s existing credit facility	1,400
Repayment of borrowings under ESI’s existing revolving credit line	50
Payment to CVS for break-up fee	675
ESI transaction costs	179
New debt issuance costs	135

Total Use of Funds	$15,534

(1)	At December 31, 2006, ESI has cash on hand of $131 million. For purposes of the pro forma adjustments, the purchase price in excess of ESI’s cash on hand has been reflected as an increase in current liabilities.

Actual amounts to be borrowed in connection with funding the completion of the acquisition may differ significantly from the pro forma amounts used to derive the amount to be borrowed. Factors which may influence the actual amount borrowed include, but are not limited to: (1) the cash flows of ESI and Caremark from the pro forma balance sheet date through the completion of the acquisition, (2) the actual purchase price paid and the form of consideration, (3) the pre-acquisition debt of each entity at the time of the acquisition and (4) the actual amount of fees and expenses incurred as a result of the acquisition. Based on a weighted average interest rate of 7.3%, a $1 billion change in the amount borrowed would increase or decrease annual interest expense by approximately $73 million. Additionally, the actual interest rate applicable to the borrowings made in connection with the acquisition will bear interest at a rate based on the then current creditworthiness of the combined company and the prevailing market conditions at the time of the acquisition (see note 4(I) for the impact of a 1/8% change in interest rates).

Without performing due diligence, ESI is not able to determine whether Caremark’s cash balances at December 31, 2006 are available to offset the cash requirements of the transaction. For purposes of the Pro

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Forma Condensed Combined Balance Sheet, ESI has assumed that none of Caremark’s cash on hand is available for use.

Various transaction fees and costs, estimated at approximately $179 million, have been or are expected to be incurred by ESI in connection with the acquisition and will be considered part of the purchase price (and have been reflected as such).

For purposes of the Unaudited Pro Forma Condensed Combined Financial Statements, ESI has assumed that a $675 million break-up fee will be incurred related to the termination of the proposed merger of CVS and Caremark.

(B) Goodwill and Intangible Assets

The net adjustment to goodwill includes the elimination of Caremark pre-acquisition goodwill balances and is calculated as follows:

Purchase price allocation to goodwill (Note 3)	$24,587
Elimination of pre-acquisition Caremark goodwill:	(7,073)

Total adjustment to goodwill	$17,514

The net adjustment to other intangible assets is an aggregation of the following adjustments:

New intangibles recorded:
Value assigned to intangible assets acquired	$3,814
Debt issuance costs	135
Elimination of pre-acquisition intangibles:
ESI deferred financing fees	(7)
Caremark pre-acquisition other intangibles	(687)

Total adjustment to other intangible assets	$3,255

See Note 3 for the estimated purchase price allocation. The purchase price is subject to change as a result of fluctuations in the market price of ESI’s common stock until the acquisition is effective. The final valuation could differ significantly from the current estimate. The pro forma purchase price allocation is preliminary as the transaction has not yet taken place. The pro forma presentation assumes that the historical values of Caremark’s tangible assets and liabilities approximate fair value. Additionally, the allocation of the purchase price to acquired intangible assets is preliminary and subject to the final outcome of management’s analysis to be conducted, with the assistance of valuation advisors, upon the completion of the acquisition. The residual amount of the purchase price has been allocated to goodwill. The actual amounts recorded when the acquisition is completed may differ materially from the pro forma amounts presented herein.

(C) Other Current Liabilities

This adjustment represents the effect on current taxes payable of the write-off of deferred financing fees associated with ESI’s prior credit facility. See note (I) below.

(D) Deferred taxes

The adjustment reflects the increase in deferred tax liabilities associated with the recording of new identifiable, definite-lived intangible assets for the combined company, which was calculated by using a tax rate of 36.2%, ESI’s statutory rate for 2006. This was partially offset by a decrease in deferred tax liabilities associated with elimination of Caremark’s identifiable intangible assets, which was calculated using an estimated statutory tax rate for Caremark of 38.4% for 2006. Goodwill arising from the acquisition is not expected to be deductible for tax reporting purposes and no deferred taxes have been provided. Because ESI has not been able to perform financial and/or tax due diligence, no additional adjustments to Caremark’s historical deferred tax balances are reflected in

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

the Unaudited Pro Forma Condensed Combined Balance Sheet. Additional adjustments to Caremark’s historical deferred tax balances may be necessary.

(E) Equity adjustments

The historical stockholders’ equity of Caremark will be eliminated upon the completion of the acquisition. The total stockholders’ equity of the combined company will be increased over the pre-acquisition ESI amounts by the fair value of the equity consideration received by Caremark stockholders included in the adjustments to common stock ($2 million) and additional paid-in capital ($13.9 billion). See the calculation of the pro forma adjustments to common stock and additional paid-in capital below (in millions):

	Common	Additional
	Stock	paid-in capital
Par value of common stock to be issued	$2	$—
APIC impact of shares issued	—	13,865
Elimination of pre-acquisition Caremark equity balances	(1)	(8,714)

Total pro forma adjustment	$1	$5,151

As a result of the debt restructuring, ESI’s pre-acquisition deferred financing costs of $7 million ($5 million, net of tax) are assumed to be written off against the retained earnings on the Unaudited Pro Forma Condensed Combined Balance Sheet. See the calculation of the pro forma adjustments to retained earnings below (in millions):

Write-off of deferred financing fees, net of tax	$(5)
Elimination of pre-acquisition Caremark retained earnings	(1,499)

Total pro forma adjustment	$(1,504)

(F) Net basis recognition of retail co-payments

Under ESI’s retail pharmacy agreements, the pharmacy is solely obligated to collect the co-payment from the member based on the amount ESI advises them to collect. ESI has no information regarding actual co-payments collected. As further discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this document, ESI believes our client and pharmacy agreements indicate that ESI is not a principal (as defined in Emerging Issues Task Force Issue No. 99-19 “EITF 99-19”) as it relates to the amount billed to clients and the amount paid to retail pharmacies. These amounts are always exclusive of the co-payment to be paid by our clients’ members. As such, member co-payments to retail pharmacies are not included in ESI’s revenue or in cost of revenue.

Based on review of Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this document, Caremark does include member co-payments to retail pharmacies in revenue and cost of revenue. A pro forma adjustment has been included to adjust Caremark’s presentation of member co-payments to retail pharmacies to ESI’s revenue recognition policies. For purposes of the Pro Forma Condensed Combined Statements of Operations, ESI has assumed that the combined entity will operate under ESI’s contractual relationships with retail pharmacies and member co-payments to retail pharmacies will be excluded from revenue and cost of revenue.

ESI has not been able to determine whether Caremark records a corresponding asset and liability on the balance sheet related to member co-payments to retail pharmacies. For purposes of the Pro Forma Condensed Combined Balance Sheet as of December 31, 2006, ESI has assumed that these co-payments are not reflected on the balance sheet and instead represent a gross-up of revenues and cost of revenues.

Both ESI’s and Caremark’s specialty businesses have contracts with manufacturers providing for limited or exclusive distribution of specific pharmaceuticals. As a result, there may be situations in which members of ESI’s or Caremark’s PBM clients utilize a specialty pharmacy of the other company. In those situations, intercompany

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

revenues and cost of revenues between ESI and Caremark would need to be eliminated. No adjustment for these immaterial amounts has been reflected in the Pro Forma Condensed Combined Statements of Operations.

(G) Adjustments to conform accounting policies

ESI has not been able to perform any due diligence through which differences in accounting policies could be definitively identified. Based on review of the critical accounting policies included in Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006, there may be a difference in the manner in which ESI and Caremark record reserves for legal matters. ESI maintains self-insurance reserves for future legal defense costs, settlements and judgments which are probable and estimable. Self-insured losses are accrued based upon estimates of the aggregate liability for the costs of uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and historical experience. Based on review of the critical accounting policies included in Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006, it appears that Caremark records liabilities related to settlements and judgments for cases in which a loss is both probable and estimable. It is not clear whether Caremark’s accrual for legal liabilities includes future legal defense costs. If Caremark’s liability does not include future legal defense costs, an adjustment may be required to conform to ESI’s policy.

Because ESI has no information which would enable the estimation of any additional liability which may result from use of ESI’s self-insurance reserve accounting policy, no pro forma adjustment has been recorded to conform accounting policies. It is possible that at the time of the acquisition, the adjustment to Caremark’s recorded legal liability balance to conform to ESI’s accounting policy could be material.

(H) Amortization of intangible assets

Adjustments have been included in the Pro Forma Condensed Combined Statements of Operations to record the estimated net increase in amortization expense for other intangible assets. The incremental additional expense was calculated using a preliminary weighted average estimated useful life of 15 years to amortize the preliminary estimated value of $3,814 assigned to identifiable intangible assets.

Twelve Months Ended
December 31, 2006

Estimated amortization expense for identified intangibles	$255
Less: amortization expense recorded by Caremark	(44)

Incremental additional amortization expense	211

The amount allocated to identifiable intangible assets and the estimated useful life are based upon ESI’s historical experience. The purchase price allocation for identifiable intangible assets is preliminary and was made only for the purpose of presenting the pro forma combined information.

In accordance with FAS 141, ESI will perform a detailed analysis of the fair value of the assets acquired and liabilities assumed resulting from the acquisition of Caremark for the purpose of allocating the purchase price. It is possible that the final valuation of identifiable intangible assets could be materially different from our estimates.

(I) Interest expense

ESI will partially fund the transaction through the addition of approximately $13,573 million of new term loans at a rate of LIBOR plus 175 — 200 basis points through a new credit facility. The new term loans would also be used to repay ESI’s existing debt. The adjustment included in the Pro Forma Condensed Combined Statements of Income reflects the additional interest expense that will be recorded on the new term loans as well as the amortization of deferred financing fees. ESI expects to record $135 million of deferred financing fees with a weighted average life of 6.67 years, in connection with the new debt. Deferred financing fees are being amortized over the weighted average life of 6.67 years, which represents the maturity of the new term loans under the new credit facility.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The adjustment to interest expense reflects the following:

Twelve Months Ended
December 31, 2006

Elimination of existing interest expense — ESI	$(93)
Elimination of existing interest expense — Caremark	(27)
Elimination of deferred financing fees amortization and write-off	(4)
Interest expense on the new credit facility assuming interest rates of 7.1% and 7.4% on Term A and Term B loans, respectively	987
Amortization of deferred financing fees recorded in connection with the new credit facility	20

Adjustment Amount	$883
Impact of 1/8% increase in interest rates	$17

(J) Income taxes

Adjustments reflect the income tax effect of the pro forma adjustments, which have been calculated using statutory income tax rates.

(K) Basic and diluted shares

Both the basic and diluted number of shares of Caremark common stock outstanding have been adjusted to reflect the impact of the acquisition by applying the conversion ratio to amounts historically reported by Caremark.

FORWARD-LOOKING STATEMENTS

This prospectus/offer statement contains “forward-looking statements.” Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	uncertainties associated with our acquisitions, which include integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses

•	costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices

•	investigations of certain PBM practices and pharmaceutical pricing, marketing and distribution practices currently being conducted by the U.S. Attorney offices in Philadelphia and Boston, and by other regulatory agencies including the Department of Labor, and various state attorneys general

•	changes in average wholesale prices (“AWP”), which could reduce prices and margins, including the impact of a proposed settlement in a class action case involving First DataBank, an AWP reporting service

•	uncertainties regarding the implementation of the Medicare Part D prescription drug benefit, including the financial impact to us to the extent that we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, and increased regulatory risk

•	uncertainties associated with U.S. Centers for Medicare & Medicaid’s (“CMS”) implementation of the Medicare Part B Competitive Acquisition Program (“CAP”), including the potential loss of clients/revenues to providers choosing to participate in the CAP

•	our ability to maintain growth rates, or to control operating or capital costs

•	continued pressure on margins resulting from client demands for lower prices, enhanced service offerings and/or higher service levels, and the possible termination of, or unfavorable modification to, contracts with key clients or providers

•	competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers

•	results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations

•	increased compliance relating to our contracts with the DoD TRICARE Management Activity and various state governments and agencies

•	the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products

•	the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network

•	the use and protection of the intellectual property we use in our business

•	our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements

•	our ability to continue to develop new products, services and delivery channels

•	general developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs

•	increase in credit risk relative to our clients due to adverse economic trends

•	our ability to attract and retain qualified personnel

•	other risks described from time to time in our filings with the SEC

Risks and uncertainties relating to the proposed transaction that may impact forward-looking statements include, but are not limited to:

•	Express Scripts and Caremark may not enter into any definitive agreement with respect to the proposed transaction

•	required regulatory approvals may not be obtained in a timely manner, if at all

•	the proposed transaction may not be consummated

•	the anticipated benefits of the proposed transaction may not be realized

•	the integration of Caremark’s operations with Express Scripts may be materially delayed or may be more costly or difficult than expected

•	the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements.

We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

These and other relevant factors, including those risk factors in this Registration Statement on Form S-4 and any other information included or incorporated by reference in this document, and information that may be contained in our other filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

LEGAL MATTERS

Before this registration statement becomes effective, Skadden, Arps, Slate, Meagher & Flom LLP will provide an opinion regarding the validity of the shares of Express Scripts common stock to be issued pursuant to the offer. Additionally, Skadden, Arps, Slate, Meagher & Flom LLP has rendered the opinion set forth under the heading “The Exchange Offer — Material Federal Income Tax Consequences” concerning the federal income tax consequences of the offer and the second-step merger.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus/offer to exchange by reference to the Annual Report on Form 10-K of Express Scripts for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Caremark appearing in its Annual Report on Form 10-K for the year ended December 31, 2006 (including schedules appearing therein), and Caremark management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by one or more independent registered public accounting firms, as set forth in their reports thereon, included therein, and included and/or incorporated herein by reference. Pursuant to Rule 439 under the Securities Act, Express Scripts requires the consent of Caremark’s independent auditors to incorporate by reference their audit report to Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006 in this prospectus/offer to exchange. Express Scripts has requested and has, as of the date of this prospectus/offer to exchange, not received such consent from Caremark’s independent auditors. Because Express Scripts has not been able to obtain Caremark’s auditors’ consent, you may not be able to recover against Caremark’s auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by

Caremark’s auditors or any omissions to state a material fact required to be stated therein. If Express Scripts receives this consent, Express Scripts will promptly file it as an exhibit to Express Scripts’ registration statement of which this prospectus/offer to exchange forms a part.

SOLICITATION OF PROXIES

As discussed in this prospectus/offer to exchange, Express Scripts filed a definitive proxy statement in connection with the solicitation of proxies from Caremark stockholders in respect of voting against the proposed CVS merger and currently intends to file a proxy statement with the SEC for use in connection with the solicitation of proxies from Caremark stockholders in respect of the election of certain persons nominated by Express Scripts to be elected to serve as directors on the board of directors of Caremark and, in each case, will abstain from voting on any other proposal brought before any such meeting unless such proposals adversely affect the interests of Express Scripts as determined by Express Scripts in its sole discretion, in which event votes will be cast in the discretion of Express Scripts’ proxies. Express Scripts advises Caremark stockholders to read each such proxy statement because each contains or will contain important information regarding the applicable proxy solicitation. Express Scripts filed a definitive proxy statement in opposition of the proposed CVS/Caremark merger on January 24, 2007 and has commenced distribution of proxy materials and proxy cards to Caremark stockholders. Caremark stockholders may obtain a free copy of each proxy statement and other documents that Caremark files with the SEC at its web site at http://www.sec.gov. In addition, each of these documents, when prepared or available, may be obtained free of charge from Express Scripts by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

ADDITIONAL NOTE REGARDING THE OFFER

The offer is being made solely by this prospectus/offer to exchange and the accompanying revised blue letter of transmittal and is being made to holders of shares of Caremark common stock. Express Scripts is not aware of any jurisdiction where the making of the offer or the tender of shares of Caremark common stock in connection therewith would not be in compliance with the laws of such jurisdiction. If Express Scripts becomes aware of any jurisdiction in which the making of the offer or the tender of shares of Caremark common stock in connection therewith would not be in compliance with applicable law, Express Scripts will make a good faith effort to comply with any such law. If, after such good faith effort, Express Scripts cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Caremark common stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Express Scripts by the dealer managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

Express Scripts and Caremark file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street NE
Room 1024
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services.

Express Scripts has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of Express Scripts common stock to be issued in the offer and the second-step merger. This prospectus/offer to exchange is a part of that registration statement. We may also file additional amendments to the registration statement. In addition, on January 16, 2007, we filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer, and we may also file amendments to the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

The SEC allows Express Scripts to incorporate information into this prospectus/offer to exchange “by reference,” which means that Express Scripts can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/offer to exchange, except for any information superseded by information contained directly in this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents set forth below that Express Scripts and Caremark have previously filed with the SEC. These documents contain important information about Express Scripts and Caremark and their financial condition, business and results.

Express Scripts Filings (File No. 0-20199):	Period

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2006

The description of the Common Stock (previously known as the Class A Common Stock) as contained in Item 1 of the Express Scripts’ Registration Statement on Form 8-A filed May 12, 1992, as updated by Express Scripts’ Prospectus dated November 1, 2000 (filed November 2, 2000) under the caption “Description of Capital Stock,” the Express Scripts’ Proxy Statement dated April 9, 2001 under the caption “IV. Proposed Amended and Restated Certificate of Incorporation,” Express Scripts’ Proxy Statement dated April 16, 2004 under the caption “II. Proposal to Approve and Ratify an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock,” and the Express Scripts’ Proxy Statement dated April 18, 2006 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock from 275,000,000 to 650,000,000,” including any amendment or report filed for the purpose of updating such description.

The description of Express Scripts’ rights plan as contained in Item 1 of the Express Scripts’ Registration Statement on Form 8-A, filed on July 31, 2001, including all amendments and reports filed for the purpose of updating such description

Current Reports on Form 8-K and 8-K/A	Filed on February 9, 2007 (second report), February 12, 2007, February 13, 2007, February 14, 2007, February 26, 2007 and March 1, 2007

Proxy Statement on Schedule 14A	Filed on April 18, 2006 and January 24, 2007

Tender Offer Statement on Schedule TO	Filed on January 16, 2007, as it may be amended from time to time

Caremark Filings (File No. 001-14200):	Period

Annual Report on Form 10-K (except for the report of Caremark’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Caremark’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act, been granted to Express Scripts by the SEC)	Fiscal year ended December 31, 2006

Caremark Filings (File No. 001-14200):	Period

Current Reports on Form 8-K and 8-K/A	Filed on March 8, 2007

Proxy Statement on Schedule 14A	Filed on April 7, 2006

Solicitation/Recommendation on Schedule 14D-9	Filed on January 24, 2007, as it may be amended from time to time

Express Scripts also hereby incorporates by reference any additional documents that it or Caremark may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus/offer to exchange to the termination of the offering. Nothing in this prospectus/offer to exchange shall be deemed to incorporate information furnished but not filed with the SEC.

Stockholders may obtain any of these documents without charge upon written or oral request to the information agent at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, collect at (212) 929-5500 or toll free at (800) 322-2885, or from the SEC at the SEC’s website at http://www.sec.gov.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EXPRESS SCRIPTS, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN APRIL 10, 2007, OR FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE, WHICHEVER IS LATER, TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF EXPRESS SCRIPTS’ OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/OFFER TO EXCHANGE IN MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES OF CAREMARK COMMON STOCK INTO EXPRESS SCRIPTS’ OFFER. EXPRESS SCRIPTS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE. THIS PROSPECTUS/OFFER TO EXCHANGE IS DATED MARCH 9, 2007. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/OFFER TO EXCHANGE TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF EXPRESS SCRIPTS COMMON STOCK IN EXPRESS SCRIPTS’ OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

NOTE ON CAREMARK INFORMATION

All information concerning Caremark, its business, management and operations presented or incorporated by reference in this prospectus/offer to exchange is taken from publicly available information (primarily filings by Caremark with the SEC). This information may be examined and copies may be obtained at the places and in the manner set forth in the section entitled “Where You Can Find More Information.” Express Scripts is not affiliated with Caremark, and Caremark has not permitted Express Scripts to have access to its books and records. Therefore, non-public information concerning Caremark was not available to Express Scripts for the purpose of preparing this prospectus/offer to exchange. Although Express Scripts has no knowledge that would indicate that statements relating to Caremark contained or incorporated by reference in this prospectus/offer to exchange are inaccurate or incomplete, Express Scripts was not involved in the preparation of those statements and cannot verify them.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Express Scripts requested that Caremark provide Express Scripts with information required for complete disclosure regarding the businesses, operations, financial condition and management of Caremark. Express Scripts will amend or supplement this prospectus/offer to exchange to provide any and all information Express Scripts receives from Caremark, if Express Scripts receives the information before Express Scripts’ offer to exchange expires and Express Scripts considers it to be material, reliable and appropriate.

An auditor’s report was issued on Caremark’s financial statements and included in Caremark’s filings with the SEC. Pursuant to Rule 439 under the Securities Act, Express Scripts requires the consent of Caremark’s independent auditors to incorporate by reference their audit report to Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006 into this prospectus/offer to exchange. Express Scripts requested and has, as of the date of this prospectus/offer to exchange, not received such consent from Caremark’s independent auditors. We have requested dispensation pursuant to Rule 437 under the Securities Act from this requirement. Because Express Scripts has not been able to obtain Caremark’s auditors’ consent, you may not be able to recover against Caremark’s auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Caremark’s auditors or any omissions to state a material fact required to be stated therein. If Express Scripts receives this consent, Express Scripts will promptly file it as an exhibit to Express Scripts’ registration statement of which this prospectus/offer to exchange forms a part.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF EXPRESS SCRIPTS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Express Scripts are set forth below. References in this Schedule I to “Express Scripts” mean Express Scripts, Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o Express Scripts, Inc., 13900 Riverport Drive, Maryland Heights, Missouri 63043. Unless otherwise indicated below, the current business telephone of each director and officer is (314) 770-1666. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Express Scripts. Each director and officer is a United States citizen. Except as described in this Schedule I, none of the directors and officers of Express Scripts listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS

Present Principal Occupation or
Employment; Material Positions
Held During the Past Five Years
Name and Current Business Address	and Business Address Thereof

Gary G. Benanav	Mr. Benanav was elected a director of Express Scripts in January 2000. Mr. Benanav served as Vice Chairman and a Director of New York Life Insurance Company (‘‘New York Life”), a life insurance and financial services company, from November 1999 until his retirement in March 2005. Mr. Benanav also served as Chairman and Chief Executive Officer of New York Life International from December 1997 until his retirement in March 2006. He was Executive Vice President of New York Life from December 1997 until November 1999. He is also a director of Barnes Group, Inc.

Frank J. Borelli	Mr. Borelli was elected a director of Express Scripts in January 2000. Mr. Borelli has been a Senior Advisor to Stone Point Capital, an investment management company and formerly a wholly-owned subsidiary of Marsh & McLennan Companies, Inc (‘‘M&MC”), a global professional services firm, since his retirement from M&MC in January 2001. Prior thereto, he was Senior Vice President of M&MC from April to December 2000. He is also a director and Audit Committee Chairman of Genworth Financial, Inc. and is a Director of the Interpublic Group of Companies and a director of Signal Holdings Inc., an investee company of Trident Fund, which is managed by Stone Point Capital LLC.

Present Principal Occupation or
Employment; Material Positions
Held During the Past Five Years
Name and Current Business Address	and Business Address Thereof

Maura C. Breen Verizon Communications, Inc. 140 West Street New York, NY 10007	Ms. Breen was elected a director of Express Scripts in July 2004. Ms. Breen is Senior Vice President and General Manager for the New York Region for Verizon Communications, Inc. (‘‘Verizon”), a provider of communications services, a post she was appointed to on March 17, 2006. Previously, Ms. Breen was Senior Vice President/Support Services, Network Services Group for Verizon, since December 2003. Ms. Breen also served as Senior Vice President & Chief Marketing Officer, Retail Market Groups for Verizon from July 2001 through December 2003, and as Group Vice President, Verizon Long Distance from April 1999 through July 2001.

Nicholas J. LaHowchic Limited Logistics Services, Inc. Two Limited Parkway Columbus, OH 43218	Mr. LaHowchic was elected a director of Express Scripts in July 2001. Mr. LaHowchic has served as President and Chief Executive Officer of Limited Logistics Services, Inc. (‘‘LLS”), since October 1997, and as Executive Vice President for Limited Brands, Inc., a retail apparel company and the parent of LLS, since April 2004. LLS provides supply chain, compliance and procurement services to retailers including Limited Brands, Inc.

Thomas P. Mac Mahon LabCorp 20 Johnson Drive Raritan, NJ 08869	Mr. Mac Mahon was elected a director of Express Scripts in March 2001. Mr. Mac Mahon served as President and Chief Executive Officer and a member of the Executive and Management Committees of Laboratory Corporation of America Holdings (‘‘LabCorp”), the second largest independent clinical laboratory company in the U.S., from January 1997 until his retirement on December 31, 2006. Mr. Mac Mahon, who has been a director of LabCorp since April 1995, will continue serving as Chairman of the Board of LabCorp, a position he has held since April 1996.

John O. Parker, Jr. Rho Capital Partners 152 W. 57th Street New York, NY 10019	Mr. Parker was elected a director of Express Scripts in July 2001. Mr. Parker has served as a Venture Partner with Rho Ventures LLC, a venture capital firm, since January 2002. Mr. Parker was a General Partner of Care Capital, LLC, a venture capital firm, from October 2000 to December 2001. Mr. Parker also serves on the boards of PHT Corporation and Medical Present Value, Inc., both privately held companies.

Present Principal Occupation or
Employment; Material Positions
Held During the Past Five Years
Name and Current Business Address	and Business Address Thereof

George Paz	Mr. Paz was elected a director of Express Scripts in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was first elected President of Express Scripts in October 2003 and also assumed the role Chief Executive Officer of Express Scripts on April 1, 2005. Mr. Paz joined Express Scripts and was elected Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as Express Scripts’ Chief Financial Officer of Express Scripts following his election to the office of President until his successor joined Express Scripts in April 2004.

Samuel K. Skinner Greenberg Traurig 77 West Wacker Drive Suite 2500 Chicago, IL 60601	Mr. Skinner was elected a director of Express Scripts in February 2004. Mr. Skinner has been Of Counsel with the law firm of Greenberg Traurig, LLP since 2004. Mr. Skinner previously served as President, Chief Executive Officer and a director of USF Corporation (formerly USFreightways Corporation) (‘‘USF”), a transportation, freight forwarding and supply chain management company, from 2000 until his retirement in 2003. Mr. Skinner was also Chairman of the Board of USF from 2001 until his retirement. Mr. Skinner is also a director of Navigant Consulting, Inc., Midwest Air Group, Inc., Diamond Management and Technology Inc., Dade Behring Holdings, Inc., and the Chicago Board Options Exchange.

Seymour Sternberg New York Life 51 Madison Avenue New York, NY 10010	Mr. Sternberg was elected a director of Express Scripts in March 1992. Mr. Sternberg currently is the Chairman of the Board and Chief Executive Officer of New York Life and has served in this capacity since April 1997. From October 1995 until October 2002, he was the President of New York Life, and from October 1995 until March 1997 he also held the position of Chief Operating Officer of New York Life. Mr. Sternberg is also a director of CIT Group, Inc., and is a director/manager of various New York Life subsidiaries.

Barrett A. Toan 42 Portland Place St. Louis, MO 63108	Mr. Toan was elected a director of Express Scripts in October 1990 and served as Chairman of the Board from November 2000 until May 2006. Mr. Toan was Express Scripts’ Chief Executive Officer from March 1992 until his retirement in March 2005. Mr. Toan was an executive employee of Express Scripts from May 1989 until his retirement and served as President of Express Scripts from October 1990 to April 2002. Mr. Toan is also a director of Sigma-Aldrich Corporation, a specialty chemical company, and Genworth Financial, Inc, an insurance and financial services company.

Howard L. Waltman 158 Linwood Plaza Suite 213 Fort Lee, NJ 02024	Mr. Waltman has been a director of Express Scripts since its inception in September 1986, and served as Chairman of the Board of Express Scripts from March 1992 until November 2000. Mr. Waltman is also a director of Infocrossing, Inc. and Emergent Group, Inc.

EXECUTIVE OFFICERS

Present Principal Occupation or
Employment; Material Positions
Held During the Past Five Years and
Name and Current Business Address	Business Address Thereof

George Paz	President, Chief Executive Officer and Chairman of the Board. For biographical information see under ‘‘Directors” above.

Edward Stiften	Mr. Stiften was elected Senior Vice President and Chief Financial Officer in April 2004. Prior to joining Express Scripts, Mr. Stiften worked for BJC HealthCare, a hospital and health care organization, serving as Vice President and Chief Financial Officer since 1998.

David A. Lowenberg	Mr. Lowenberg was named Chief Executive Officer of CuraScript, Inc., a wholly-owned subsidiary of Express Scripts, in May 2006. He previously had been Express Scripts’ Chief Operating Officer from September 1999 until May 2006, and served as Express Scripts’ Senior Vice President and Director of Site Operations from November 1993 until September 1999.

Thomas M. Boudreau	Mr. Boudreau was elected Senior Vice President, General Counsel and Secretary in October 1994. He has served as General Counsel since June 1994.

Michael Holmes	Mr. Holmes joined Express Scripts and was elected Senior Vice President and Chief Human Resources Officer in December 2005. Prior to joining Express Scripts, Mr. Holmes worked for Edward D. Jones & Co., L.P., a financial services company, as Principal from October 1996 through December 2004.

Edward Ignaczak	Mr. Ignaczak was elected Senior Vice President — Sales and Account Management in December 2002. Mr. Ignaczak joined Express Scripts in April 1998 and served as the Vice President and General Manager of Express Scripts’ National Employer Division between April 1998 and December 2002.

Agnes Rey-Giraud	Ms. Rey-Giraud was elected Senior Vice President — Strategy and Business Development in January 2006 and Senior Vice President — Supply Chain Organization in September 2006. Ms. Rey-Giraud served as Senior Vice President of Product Management between December 2003 and January 2006, and served as Senior Vice President — Program Development between July 2002 and December 2003. Ms. Rey-Giraud served as Vice President and General Manager — eBusiness between January 2000 and July 2002 and served on the RxHub, LLC Board of Directors from February 2000 to December 2006. Ms. Rey-Giraud joined Express Scripts in May 1999 as a Senior Director of Administration and Operations.

Present Principal Occupation or
Employment; Material Positions
Held During the Past Five Years and
Name and Current Business Address	Business Address Thereof

Brenda Motheral	Ms. Motheral was elected Senior Vice President — Product Management in January 2006 and assumed additional duties as Senior Vice President Research and Product Management in September 2006. Ms. Motheral previously served as Vice President — Product Development from January 2005 through January 2006, Vice President — Research and Trend Management from November 2003 through December 2004, Vice President — Research from June 2003 through November 2003, and Senior Director of Research from March 2000 through May 2003.

Patrick McNamee	Mr. McNamee joined Express Scripts and was elected Senior Vice President and Chief Information Officer in February 2005. Prior to joining Express Scripts, Mr. McNamee worked for Misys Healthcare Systems, a health care technology company, as President and General Manager, Physician Systems, from September 2003 through February 2005. Mr. McNamee was employed by various subsidiaries of General Electric Corporation from July 1989 through September 2003, including as President, GE OEC Medical Systems, a surgery x-ray manufacturing business, from July 2002 through September 2003; Senior Vice President, Chief Information Officer and Chief Quality Officer, NBC broadcast network from March 2001 to July 2002; and Chief Information Officer and General Manager of e-Business, GE Transportation Systems, a transportation manufacturing business, from March 1999 through March 2001.

Douglas Porter	Mr. Porter joined Express Scripts and was elected Senior Vice President — Client Services in July 2002 and assumed additional responsibilities as Senior Vice President — Client and Patient Services in September 2004. Prior to joining Express Scripts, Mr. Porter worked for CIGNA HealthCare, a managed health care company, as Vice President — Employer Services between March 2001 and June 2002 and as Vice President — Transformation between October 1999 and February 2001.

ANNEX A

SECTION 203 OF THE DGCL

§ 203. Business combinations with interested stockholders.

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(1) Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

(b) The restrictions contained in this section shall not apply if:

(1) The corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this section;

(2) The corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of February 2, 1988, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors;

(3) The corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the 3 categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) The corporation does not have a class of voting stock that is: (i) Listed on a national securities exchange; (ii) authorized for quotation on The NASDAQ Stock Market; or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

(5) A stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(6) The business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the 2nd sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation’s board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to § 251(f) of this title, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the 2nd sentence of this paragraph; or

(7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any of paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation’s certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

(c) As used in this section only, the term:

(1) “Affiliate” means a person that directly, or indirectly through 1 or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “Associate,” when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Business combination,” when used in reference to any corporation and any interested stockholder of such corporation, means:

(i) Any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii) Any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (A) Pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under § 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

(iv) Any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(4) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity.

(5) “Interested stockholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a exchange offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A) of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7) “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) “Voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

(9) “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i) Beneficially owns such stock, directly or indirectly; or

(ii) Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section, a greater vote of stockholders than that specified in this section.

(e) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section. (66 Del. Laws, c. 204, § 1; 70 Del. Laws, c. 79, §§ 8-10; 73 Del. Laws, c. 298, §§ 4-6.)

Manually signed facsimile copies of the revised blue letter of transmittal will be accepted. The revised blue letter of transmittal and certificates for shares of Caremark common stock and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The Exchange Agent for the Offer is:

National City Bank

By Mail:	By Overnight Delivery:
National City Bank	National City Bank
Shareholder Services Operations	Shareholder Services Operations
P.O. Box 92301	Third Floor — North Annex
Cleveland, Ohio 44193-0900	4100 West 150th Street
Cleveland, Ohio 44135-1385

For Assistance Call:
(800) 622-6757

For Eligible Institutions Only, Facsimile:
(216) 257-8508

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus/offer to exchange, the revised blue letter of transmittal and the revised pink notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of shares of Caremark common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, NY 10016
E-mail: expressscripts@mackenziepartners.com
Toll Free: (800) 322-2885
Collect: (212) 929-5500

The Dealer Managers for the Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Toll Free: (800) 956-2133 Collect: (212) 816-2161	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010 Toll Free: (866) 354-1193

Until the expiration of the offer, or any subsequent offering period, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus/offer to exchange.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS/OFFER TO EXCHANGE

Item 20.  Indemnification of Directors and Officers.

Express Scripts is a Delaware corporation. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. The indemnification permitted under the DGCL is not exclusive, and a corporation is empowered to purchase and maintain insurance against liabilities whether or not indemnification would be permitted by statute.

Express Scripts’ Amended and Restated Certificate of Incorporation (as amended) provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of any fiduciary duty as a director.

Express Scripts’ Amended and Restated Certificate of Incorporation (as amended) and Third Amended and Restated Bylaws provide for indemnification of its directors and officers to the fullest extent currently permitted by the DGCL. On December 12, 2006, Express Scripts’ board of directors approved the entry into indemnification agreements by and between Express Scripts and its directors and certain of its officers. Such indemnification agreements were effective as of December 22, 2006 and contractually provide for indemnification for such persons to the fullest extent currently permitted under the DGCL. In addition, Express Scripts maintains liability insurance for its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act of 1933.

(ii) to reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) To respond to requests for information that is incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on March 9, 2007.

EXPRESS SCRIPTS, INC.

By:	/s/ George Paz
Name: George Paz

Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on March 9, 2007.

Signature	Title

* George Paz	Chairman, President and Chief Executive Officer

* Edward Stiften	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

* Kelley Elliott	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)
* Gary G. Benanav	Director

* Frank J. Borelli	Director

* Maura C. Breen	Director

* Nicholas J. LaHowchic	Director

* Thomas P. Mac Mahon	Director

* John O. Parker, Jr.	Director

* Samuel K. Skinner	Director

Signature	Title

* Seymour Sternberg	Director

* Barrett A. Toan	Director

* Howard L. Waltman	Director

*By: /s/ Thomas M. Boudreau Thomas M. Boudreau Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated July 21, 2005, by and among the Company, Pony Acquisition Corporation, and Priority Healthcare Corporation, incorporated by reference to Exhibit No. 2.1 to the Company’s Current Report on Form 8-K filed July 22, 2005.*
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ending December 31, 2001.
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company dated June 2, 2004, incorporated by reference to Exhibit No. 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.
3.3	Certificate of Amendment to the Certificate of Incorporation of the Company dated May 24, 2006, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.
3.4	Third Amended and Restated Bylaws, incorporated by reference to Exhibit No. 3.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.
4.1	Form of Certificate for Class A Common Stock, incorporated by reference to Exhibit No. 4.1 to the Company’s Registration Statement on Form S-1 filed June 9, 1992 (Registration Number 33-46974).
4.2	Stockholder and Registration Rights Agreement, dated as of October 6, 2000, between the Company and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed October 17, 2000 (Registration Number 333-47572).
4.3	Asset Acquisition Agreement, dated October 17, 2000, between NYLIFE Healthcare Management, Inc., the Company, NYLIFE LLC and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.3 to the Company’s amendment No. 1 to the Registration Statement on Form S-3 filed October 17, 2000 (Registration Number 333-47572).
4.4	Rights Agreement, dated as of July 25, 2001, between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, incorporated by reference to Exhibit No. 4.1 to the Company’s Current Report on Form 8-K filed July 31, 2001.
4.5	Amendment dated April 25, 2003 to the Stockholder and Registration Rights Agreement dated as of October 6, 2000 between the Company and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2003.
4.6	Amendment No. 1 to the Rights Agreement between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, dated May 25, 2005, incorporated by reference to Exhibit No. 10.1 to the Company’s Current Report on Form 8-K filed May 31, 2005.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered.**
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.***
12.1	Calculation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries, incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 5.1 (included in the opinion filed as Exhibit 5.1 to this Registration Statement).**
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 8.1.***
24.1	Power of Attorney.***
99.1	Form of Letter of Transmittal.***

Exhibit
Number	Description

99.2	Form of Notice of Guaranteed Delivery.***
99.3	Form of Letter to Brokers, Dealers.***
99.4	Form of Letter to Clients.***
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.***
99.6	Form of Revised Letter of Transmittal.
99.7	Form of Revised Notice of Guaranteed Delivery.
99.8	Form of Revised Letter to Brokers, Dealers.
99.9	Form of Revised Letter to Clients.
99.10	Form of Revised Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*	The Company agrees to furnish supplementally a copy of any omitted schedule to this agreement to the Commission upon request.

**	To be filed by Amendment.

***	Previously filed.